As filed with the Securities and Exchange Commission on March 12, 2007

Registration No. 333-140888

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Tongjitang Chinese Medicines Company

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	2834	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5th Floor, Block B

Baiying Medical Device Park

Nanhai Avenue South, Nanshan District

Shenzhen, Guangdong Province 518067

People’s Republic of China

(86-755) 2689-1550

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 664-1666

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David T. Zhang Latham & Watkins LLP 41st Floor, One Exchange Square 8 Connaught Place Central, Hong Kong (852) 2522-7886	David W. Hirsch Cleary Gottlieb Steen & Hamilton LLP Bank of China Tower One Garden Road Central, Hong Kong (852) 2521-4122

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered (2)(3)	Proposed maximum aggregate offering price (1)	Amount of registration fee
Ordinary Shares, par value $0.001 per ordinary share	$192,860,750	$5,921

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)	Includes (i) ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public and (ii) ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These ordinary shares are not being registered for the purposes of sales outside of the United States.
(3)	American depositary shares issuable upon deposit of the ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 (Registration No.333-140891). Each American depositary share represents four ordinary shares.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated                 , 2007

PROSPECTUS

9,865,000 American Depositary Shares

Tongjitang Chinese Medicines Company

Representing 39,460,000 Ordinary Shares

This is Tongjitang Chinese Medicines Company’s initial public offering. Tongjitang Chinese Medicines Company is offering 8,350,000 American Depositary Shares, or ADSs, and the selling shareholders identified in this prospectus are offering an additional 1,515,000 ADSs. Each ADS represents four ordinary shares.

We expect the public offering price to be between US$15.0 and US$17.0 per ADS. Currently, no public market exists for the ADSs. Our ADSs have been approved for listing on the New York Stock Exchange under the symbol “TCM.”

Investing in the ADSs and ordinary shares involves risks that are described in the “ Risk Factors” section beginning on page 10 of this prospectus.

	Per ADS	Total

Public offering price	US$	US$

Underwriting discount	US$	US$

Proceeds, before expenses, to us	US$	US$

Proceeds, before expenses, to the selling shareholders	US$	US$

The underwriters may also purchase up to an additional 627,250 ADSs from Tongjitang Chinese Medicines Company and up to an additional 852,500 ADSs from the selling shareholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities regulators has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The ADSs will be ready for delivery on or about                     , 2007.

Merrill Lynch & Co.	UBS Investment Bank

CIBC World Markets

The date of this prospectus is                     , 2007.

同济堂药业

TONGJITANG CHINESE MEDICINES COMPANY

Xianling Gubao
仙灵骨葆胶囊
Zaoren Anshen Capsules
枣仁安神胶囊
ZAOREN ANSHEN
JIAONANG
滇白珠糖浆
DIANBAIZHU
TANGJIANG
润燥止痒胶囊
RUNZAO ZHIYANG
JIAONANG
Moisturizing and Anti-Itching Capsules
Dianbaizhu Syrup

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone, including the selling shareholders, to provide you with information that is different from that contained in this prospectus. This prospectus may only be used where it is legal to offer and sell these securities. The information in this prospectus is only accurate as of the date of this prospectus.

i

Conventions That Apply to This Prospectus

Unless otherwise indicated, references in this prospectus to:

•	“$,” “US$,” “USD” and “U.S. dollars” are to the legal currency of the United States;

•	“ADSs” are to our American depositary shares, each of which represents four ordinary shares;

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“ordinary shares” are to our ordinary shares, par value US$0.001 per share;

•	“National Medical Insurance Program” is to China’s national medical insurance program;

•

“provinces” are to 31 provincial level governments in China, including 22 provinces, four municipalities directly administered under the PRC central government (for example, Beijing and Shanghai) and five autonomous regions (for example, Guangxi and Tibet);

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“€” and “Euro” are to the legal currency of the European Union; and

•	“we,” “us,” “our company” and “our” are to Tongjitang Chinese Medicines Company, its predecessor entities and its consolidated subsidiaries.

Unless otherwise indicated, information in this prospectus assumes that the underwriters do not exercise their over-allotment option to purchase additional ADSs.

This prospectus contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, all translations from Renminbi to U.S. dollars in this prospectus have been made at the rate of RMB7.8041 to US$1.00, which was the noon buying rate as of December 29, 2006 in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or dollar amounts referred to in this prospectus could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. See “Risk Factors—Risk Related to Doing Business in China—Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.” On March 9, 2007, the noon buying rate was RMB7.7445 to US$1.00.

ii

PROSPECTUS SUMMARY

This summary highlights key aspects of the information contained elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before making an investment decision. You should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and the accompanying notes to those statements. The statistics relating to the China’s pharmaceutical market and economy included in this prospectus are derived from various government and institute research publications. We have not independently verified such information and you should not unduly rely upon it.

TONGJITANG CHINESE MEDICINES COMPANY

Overview

We are a vertically integrated and profitable specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine. We believe that our flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi amounts, according to a May 2006 report commissioned by us and prepared by China Southern Medicine Economy Research Institute, or SMERI, which is a research institute affiliated with the China State Food and Drug Administration, or the SFDA. Our product portfolio consists primarily of Xianling Gubao and three other SFDA-approved modernized traditional Chinese medicines designed to address large market opportunities. Our product development pipeline includes potential expanded uses of our existing products for additional medical indications and a number of new product candidates that are intended to address significant medical needs in China, primarily in the therapeutic areas of women’s health, mental health and dermatology.

We were founded in 1995 and have grown significantly in recent years. Our net revenues increased from RMB234.7 million in 2004 to RMB485.0 million (US$62.1 million) in 2006, representing a compound annual growth rate, or CAGR, of 43.8% during this period. Our net income increased from RMB11.4 million in 2004 to RMB134.3 million (US$17.2 million) in 2006, representing a CAGR of 243.2% during this period.

Xianling Gubao was approved in 2002 by the SFDA as both a prescription medicine and an OTC medicine for the treatment of osteoporosis. Our prescription sales force, consisting of over 370 salespeople, targets physicians and hospital administrators. In 2004, 2005 and 2006, 1,602, 1,982 and 2,257 Chinese hospitals, respectively, included Xianling Gubao on their lists of approved prescription medicines, or formularies, in each case based on internal company data gathered during the last week of each of these periods. We refer to these hospitals as formulary hospitals. Under the PRC Ministry of Health hospital classification system, the best and largest hospitals in China are designated as “Class 3” hospitals, followed by lower-ranked “Class 2” and “Class 1” hospitals. Of the formulary hospitals for Xianling Gubao, 361 in 2004 and 441 in 2005 were “Class 3” hospitals, representing 38.7% and 46.6% of all “Class 3” hospitals in China, respectively. The number of “Class 3” formulary hospitals for Xianling Gubao increased to 488 in 2006. Since May 2004, we also have been marketing Xianling Gubao as an OTC medicine to retail pharmacies. Our OTC sales force, consisting of over 500 salespeople, targets retail pharmacies and consumers. In 2005 and 2006, over 20,000 and 37,000 retail pharmacies in China stocked Xianling Gubao, respectively, in each case based on internal company data gathered during the last week of each of the two periods. We refer to these pharmacies as stocking retail pharmacies.

In September 2004, Xianling Gubao was added to the national medicine catalog of the National Medical Insurance Program, a government-administered medical insurance program, which is the largest in China. As of the end of 2006, the number of participants enrolled in this program was 157.4 million, according to a statement made on January 18, 2007 by the Ministry of Labor and Social Security, or the MLSS. According to a statement made by the MLSS on February 21, 2006, the Chinese government intends to expand program enrollment to 300 million by the end of 2010. Although it is designated as a national program, the implementation of the National Medical Insurance Program is delegated to various provincial governments, each of which publishes its own medicine catalog by reference to the national medicine catalog and, to a limited extent, by applying its own selection criteria. Xianling Gubao is included in the provincial medicine catalog of every province, meaning that the National Medical Insurance Program participants in every province can be reimbursed for purchases of Xianling Gubao either as a prescription medicine or as an OTC medicine. Since its inclusion in the provincial catalogs, sales of Xianling Gubao have increased significantly.

We have built and currently own and operate two manufacturing facilities with a combined floor space of 29,000 m2, which can support 12 production lines. We implement quality control procedures in compliance with standards for Good Manufacturing Practice, or GMP standards, and applicable SFDA regulations to ensure consistent quality in our products. Our extensive distribution network enables us to distribute our products in all provinces in China.

In addition to Xianling Gubao, we manufacture and market a portfolio of 10 other modernized traditional Chinese medicines approved by the SFDA, including the following three principal products: Zaoren Anshen Capsules, an OTC medicine for treating insomnia, Moisturizing and Anti-Itching Capsules, an OTC medicine for treating inflammatory skin conditions, and Dianbaizhu Syrup, a prescription medicine for treating vertigo, or dizziness. We also manufacture 37 western medicines, although the contributions of these medicines to our net revenues are insignificant.

We believe that the pharmaceutical market in China presents an attractive and rapidly growing opportunity, which is driven by a number of positive trends including, but not limited to, strong per capita GDP growth, government-backed healthcare reimbursement systems, and the size and growth of the country’s aging population.

Industry Background

The rapid increase in the disposable income of Chinese urban residents and the increase in the number of elderly people in China in recent years have resulted in increasing spending on prescription and OTC medicines in China, including traditional Chinese medicine. According to the Chinese Medical Statistical Yearbook 2005, China’s pharmaceutical market, based on both prescription and OTC medicines sales, amounted to RMB211.9 billion, RMB269.2 billion, and RMB547.3 billion (US$70.1 billion) in 2002, 2003 and 2004, respectively, representing a CAGR of 60.7%. Traditional Chinese medicines accounted for approximately 30% of the market in each of those years.

We believe that China’s aging population is a key contributor to the increased expenditures on medicines because elderly people on average spend more on healthcare than younger people. In China, each urban resident over age 60 on average spent approximately RMB984.0 (US$126.1) on medicines in 2000, five times the average spending by an urban resident below age 60 in the same year, according to the China Industry Development Report for the Pharmaceutical Industry 2004 published by the China National Information Center. The portion of the Chinese population aged 60 and above has increased in both absolute numbers and as a percentage of the total population, and this trend is likely to continue in the next few decades. According to two surveys conducted by the National Bureau of Statistics in 2000 and 2005, the number of people in China aged 60 and above was approximately 130.0 million in 2000, or 10.5% of China’s entire population, and this number increased to approximately 144.1 million in 2005, representing 11.0% of the total population. The number of the

Chinese aged 60 and above is projected to reach 171.0 million by 2010, which is expected to represent 12.6% of the total population, according to the PRC National Population and Family Planning Commission statistics.

Traditional Chinese medicine has been widely used in China for thousands of years and is deeply ingrained in the Chinese culture. In recent decades, Chinese pharmaceutical manufacturers have applied modern production technologies to make traditional Chinese medicines in a variety of dosage forms, such as tablets, capsules and granules, which we refer to as modernized traditional Chinese medicines. The Chinese government is committed to supporting and promoting the development of modernized traditional Chinese medicine, as evidenced by the government formulating an industry development plan for the modernized traditional Chinese medicine sector and adding more modernized traditional Chinese medicines to the national medicine catalog of the National Medical Insurance Program. As a result, we believe that traditional Chinese medicine will remain as mainstream medicine in China, and that a majority of consumers in China will continue to give equal consideration to western and modernized traditional Chinese medicines when choosing a medicine.

According to the Pathology Study Report on Osteoporosis in Certain Regions in China prepared in 2000 by the Medical Research Institute for Elderly Endemic Diseases, an institute affiliated with the Ministry of Health, the prevalence rate of osteoporosis in China was 22.6% among people over the age of 60 and over 50.0% among people over the age of 80. According to a report by Xinhua News Agency, the official news agency in China, the annual medical costs for osteoporosis in China amounted to at least RMB15 billion (US$1.9 billion) based on information released from an osteoporosis expert conference held in China in observance of October 20 as the “World Osteoporosis Day” on October 20, 2006. In China, in addition to calcium supplements and anti-resorptive and anabolic drugs, osteoporosis is also treated with a variety of SFDA-approved prescription and OTC traditional Chinese medicines.

According to an August 2005 research report issued by Frost and Sullivan, an international market research firm, the costs of clinical trials in China for new medicines are approximately half of those in the United States or Western Europe due to China’s lower labor and infrastructure costs. The lower costs of clinical trials enable China-based pharmaceutical companies, such as our company, to maximize value from their product development.

Our Competitive Strengths

We believe that our strong position in the traditional Chinese medicine sector is primarily attributable to the following strengths:

•	market leader in modernized traditional Chinese medicine for the treatment of osteoporosis;

•	strong science-based marketing efforts targeting physicians and hospital administrators;

•	extensive OTC marketing efforts targeting retail pharmacies and consumers;

•	inclusion in the national and provincial medicine catalogs under the National Medical Insurance Program;

•	portfolio of SFDA-approved medicines with growth potential; and

•	experienced management team and motivated staff.

Our Strategies

Our objectives are to maintain and strengthen the market leadership of Xianling Gubao in the osteoporosis medicine segment in China and to increase the sales of our other products. We are implementing, and will continue to implement, the following strategies:

•	expand and enhance marketing of Xianling Gubao as a prescription medicine;

•	expand and enhance marketing of Xianling Gubao as an OTC medicine;

•	enhance marketing of our other SFDA-approved products;

•	commercialize and continue to broaden our product pipeline; and

•	pursue strategic acquisition and licensing opportunities.

Our Challenges

We believe that the following are some of the major risks and uncertainties that may materially affect us:

•	our dependence on the sales of Xianling Gubao;

•	failure to successfully market Xianling Gubao to hospitals as a prescription medicine or to retail pharmacies and consumers as an OTC medicine;

•	failure to win the tendering process used for medicine purchases by state-owned hospitals;

•	failure to obtain and maintain permits, licenses or regulatory approvals necessary to carry out our business and develop and commercialize our products;

•	downgrading of our products included in, or removal of our products from, the national and provincial medicine catalogs of the National Medical Insurance Program;

•	discovery of severe side effects or quality problems associated with our products;

•	competition from western medicine manufacturers and other traditional Chinese medicine manufacturers;

•	reduction in the retail prices of our principal products by the PRC price control authorities;

•	failure to manage our expansion of operations effectively;

•	adverse changes in the political and economic policies of the PRC government;

•	uncertainties in the PRC legal system; and

•	fluctuations in the value of the Renminbi.

Corporate Structure

We are a Cayman Islands-incorporated holding company that conducts its operations through subsidiaries in China. Our ultimate predecessor company, Guizhou Xianling Pharmaceutical Co., Ltd., or Guizhou Xianling, was incorporated in China as a limited liability company in December 1995. Following a series of name changes, acquisitions and corporate reorganizations, in March 2005 Guizhou Xianling became Guizhou Tongjitang Pharmaceutical Co., Ltd., or Tongjitang Pharmaceutical, a limited liability company incorporated in China. In June 2005, Unisources Enterprises Limited, a company incorporated in the British Virgin Islands, acquired all the equity interests in Tongjitang Pharmaceutical and converted Tongjitang Pharmaceutical into a limited liability company with foreign invested enterprise status under PRC law. In preparation for this initial public offering, we incorporated Tongjitang Chinese Medicines Company in the Cayman Islands on May 16, 2006. Tongjitang Chinese Medicines Company became our ultimate holding company when it issued shares to the existing shareholders of Unisources Enterprises Limited on June 19, 2006 in exchange for all of the shares of Unisources Enterprises Limited held by those shareholders. None of these acquisitions and corporate reorganization resulted in a change of control of Tongjiang Pharmaceutical, our principal operating company. We conduct substantially all of our operations through the following subsidiaries in China:

•	Tongjitang Pharmaceutical, a wholly-owned subsidiary and our principal operating company, engaging in the business of developing, manufacturing, marketing and selling of medicines;

•

Guizhou Tongjitang Pharmaceutical Distribution Co., Ltd., or Tongjitang Distribution, a 92.76%-owned subsidiary of Tongjitang Pharmaceutical, engaging in the business of wholesale distribution of medicines;

•	Guizhou Tongjitang Pharmacy Chain Stores Co., Ltd., or Tongjitang Chain Stores, a 96%-owned subsidiary of Tongjitang Distribution, engaging in the business of retail sales of medicines; and

•

Guizhou Tongjitang Chinese Medicines Planting Co., Ltd., or Tongjitang Planting, a 95%-owned subsidiary of Tongjitang Pharmaceutical, engaging in the business of cultivating medicinal herbs, primarily barrenwort, used in the production of our products.

The following diagram illustrates our corporate structure and the ownership interests of our subsidiaries as of the date of this prospectus.

Corporate Information

Our principal executive offices are located at 5th Floor, Block B, Baiying Medical Device Park, Nanhai Avenue South, Nanshan District, Shenzhen, Guangdong Province 518067, People’s Republic of China. Our telephone number at this address is (86-755) 2689-1550 and our fax number is (86-755) 2689-1530.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website, www.tongjitang.com, is currently under construction. The information contained on our website is not part of this prospectus. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

THE OFFERING

American Depositary Shares offered:

By us	8,350,000 ADSs

By the selling shareholders	1,515,000 ADSs

The ADSs	Each ADS represents four ordinary shares, par value US$0.001 per share.

The ADSs will be evidenced by ADRs.

•	The depositary will hold the ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement.

•

If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

•	You may exchange your ADSs for ordinary shares through the depositary. The depositary will charge you fees for any exchange.

•	We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after the amendment, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

ADSs outstanding immediately after the offering	9,865,000 ADSs.

Ordinary shares outstanding immediately after the offering	133,693,008 shares, excluding ordinary shares reserved for future issuance under our 2006 share incentive plan.

Use of proceeds

Our net proceeds from this offering are expected to be approximately US$118.9 million. We plan to use the net proceeds we receive from this offering to enhance our marketing of Xianling Gubao and other products, to strengthen our research and development infrastructure and broaden and commercialize our product pipeline, to fund working capital, to fund strategic acquisitions, licensing and for other general corporate purposes. See “Use of Proceeds” for additional information.

We will not receive any of the proceeds from the sales of the ADSs by the selling shareholders.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.

Listing	Our ADSs have been approved for listing on the New York Stock Exchange. The ordinary shares and the ADSs will not be listed on any other exchange or traded on any other automated quotation system.

New York Stock Exchange Symbol	“TCM.”

Depositary	The Bank of New York.

Lock-up

We, the selling shareholders, our directors and executive officers and certain of our other existing shareholders, have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of up to 180 days after the date of this prospectus without the consent of the representatives of the underwriters. See “Underwriting.”

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

You should read the following summary consolidated financial data in conjunction with those financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	Year Ended December 31,
	2004	2005	2006
	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data
Net revenues	234,724	346,147	484,992	62,146

Gross profit	108,564	204,363	323,317	41,429
Total operating expenses	(97,255)	(90,120)	(173,431)	(22,223)
Income from operations	11,309	114,243	149,886	19,206

Net income	11,362	110,790	134,279	17,206

Earnings per share—basic and diluted
Ordinary shares	0.14	1.39	1.47	0.19

Ordinary shares classified as mezzanine equity	N/A	N/A	1.47	0.19

Shares used in computation of earnings per share—basic and diluted
Ordinary shares	79,520,000	79,520,000	89,799,518	89,799,518

Ordinary shares classified as mezzanine equity	N/A	N/A	1,468,949	1,468,949

	Year Ended December 31,
	2004	2005	2006
Other Consolidated Financial Data
Gross margin	46.3%	59.0%	66.7%
Operating margin	4.8%	33.0%	30.9%
Net margin	4.8%	32.0%	27.7%

The following table presents a summary of our consolidated balance sheet data as of December 31, 2005 and 2006.

	As of December 31,
	Actual	Actual		As adjusted(1)
	2005	2006	2006	2006	2006
	RMB	RMB	US$	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	35,488	231,009	29,601	1,159,127	148,528
Accounts receivable, net of allowance for doubtful accounts	142,809	172,102	22,053	172,102	22,053
Inventories	28,176	41,390	5,304	41,390	5,304
Property, plant and equipment, net	115,611	151,568	19,422	151,568	19,422

Total assets	453,750	748,872	95,959	1,676,990	214,886

Accrued expenses and other current liabilities	47,189	64,461	8,260	64,461	8,260
Short-term borrowings	133,072	27,100	3,473	27,100	3,473
Total current liabilities	251,803	132,482	16,976	132,482	16,976
Long-term bank loans	59,000	118,000	15,120	118,000	15,120
Mezzanine equity	—	120,643	15,459	—	—
Total shareholders’ equity	142,602	377,064	48,316	1,425,825	182,702
Total liabilities and shareholders’ equity	453,750	748,872	95,959	1,676,990	214,886

(1)	As adjusted to reflect (1) the reclassification of all the 9,929,008 ordinary shares currently classified as mezzanine equity into shareholders’ equity upon the termination of the put option, which will occur as a result of this offering and (2) the issuance and sale of 8,350,000 ADSs offered by us in this offering, based on the initial public offering price of US$16.0 per ADS, the midpoint of the initial public offering price range as shown on the cover of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option.

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider the risks described below and the other information in this prospectus, including our consolidated financial statements and related notes, before you decide to buy our ADSs. If any of the events identified in the following risks actually occur, our business, prospects, financial condition and results of operations could be materially harmed, the trading price of our ADSs could decline and you could lose all or part of your investment.

Risks Related to Our Company

We depend heavily on the success of Xianling Gubao. Any reduction in the volume of Xianling Gubao that we sell or the average price at which we sell Xianling Gubao would cause our net revenues to decline.

Sales of Xianling Gubao accounted for 68.7%, 66.6% and 77.2% of our net revenues in 2004, 2005 and 2006, respectively. We expect that the sales of Xianling Gubao will continue to comprise a substantial majority of our revenues in the near future. While we have been marketing various other products and will continue to promote these products in order to gradually diversify our revenue sources, sales of these products may not increase to a level that would enable us to reduce our dependence on Xianling Gubao. We do not expect in the near future to develop in-house or acquire from a third party a product that would allow us to reduce our dependence on Xianling Gubao. Therefore, any reduction in the volume of Xianling Gubao that we sell or the average price at which we sell Xianling Gubao would cause our net revenues to decline.

The growth and success of our business depends on our ability to successfully market Xianling Gubao to hospitals and the selection of Xianling Gubao as a winning medicine under the tender process used by state-owned hospitals for medicine purchases.

Our future growth and success significantly depend on our ability to successfully market Xianling Gubao to hospitals as a prescription medicine. In 2005 and 2006, we believe that a substantial majority of our sales of Xianling Gubao was designated for hospitals as a prescription medicine in each period. State-owned hospitals, which account for a very substantial majority of hospitals in China, may make bulk purchases of a medicine included in the national and provincial medicine catalogs only if that medicine is selected as a winning bidder under a government-administered tendering process. Each year, a tendering process is organized on a provincial or municipal basis. Whether a medicine manufacturer is invited to participate in a tendering process depends on the level of interest that hospitals have in purchasing this medicine. The interest of a hospital in a medicine is evidenced by (1) the inclusion of this medicine on the hospital’s formulary, which sets the scope of medicines physicians at this hospital may prescribe to their patients, and (2) the willingness of physicians at this hospital to prescribe this medicine to their patients.

We believe that effective marketing efforts are critical in making and keeping hospitals interested in purchasing Xianling Gubao. If our marketing efforts are not effective, either hospital administrators or physicians or both may not accept Xianling Gubao as the preferred medicine for the treatment of osteoporosis. In such case, hospital administrators may not want to include Xianling Gubao in the formulary or may remove it from the formulary, or physicians may not be interested in prescribing Xianling Gubao to their patients. Should this happen, we would be unlikely to be invited to submit Xianling Gubao in a tendering process. Even if we are invited to do so, we cannot assure you that Xianling Gubao will be selected as a winning medicine under the tendering process. If we are not invited to submit Xianling Gubao in a tendering or otherwise fail to win the tendering, we may find it difficult to maintain the existing level of sales of Xianling Gubao designated for hospitals and to increase such sales, which in turn would cause our net revenues to decline and impair our growth prospects.

The growth and success of our business depends on our ability to successfully market Xianling Gubao to retail pharmacies.

We rely on retail pharmacies to sell Xianling Gubao as an OTC medicine to consumers. We believe that in 2005 and 2006, a significant portion of our sales of Xianling Gubao were designated for retail pharmacies as an OTC medicine. We believe that effective marketing efforts tailored to retail pharmacies and consumers in China are very important in persuading retail pharmacies to stock Xianling Gubao as an OTC medicine as well as increasing sales of Xianling Gubao as an OTC medicine at our existing stocking retail pharmacies. However, if our marketing efforts fail to convince retail pharmacies or consumers to accept Xianling Gubao as the preferred OTC medicine for the treatment of osteoporosis, we may find it difficult to maintain the existing level of sales of Xianling Gubao designated for retail pharmacies as an OTC medicine or to increase such sales. Should this happen, our net revenues would decline and our growth prospectus would be severely impaired.

The retail prices of our principal products are subject to price controls administered by the PRC government authorities. Therefore, the retail prices of our principal products may not be raised above their respective price ceilings without obtaining the government’s prior approval, which we may not be able to obtain. Furthermore, as has previously happened, we may be required to lower the wholesale prices of our products as a result of any government-mandated reduction in the price ceilings of these products.

The retail prices of prescription and OTC medicines in China are subject to price controls administered by the Price Control Office under the National Development and Reform Commission, or the NDRC, and provincial price control authorities, either in the form of fixed prices or price ceilings. From time to time, the NDRC publishes a list of medicines subject to price controls. The NDRC directly regulates retail prices of certain medicines on the list and authorizes provincial price control authorities to regulate retail prices of the remainder on that list. Our principal products, Xianling Gubao, Zaoren Anshen Capsules, Moisturizing and Anti-Itching Capsules and Dianbaizhu Syrup, are all subject to price controls by the Guizhou provincial price control authorities. Because of the price controls on our principal products, which are in the form of price ceilings, it is difficult for us to raise the wholesale prices of our principal products if their price ceilings are not raised by the Guizhou provincial price control authorities. The limitation on our ability to raise the wholesale prices of our products may prevent us from absorbing or offsetting the effect resulting from any increase in the cost of raw materials or other costs, which would lower our margins.

Furthermore, in response to a rapid increase in prices of medicines, in August 2006, the NDRC lowered the price ceilings of more than 400 medicines in China. This order, which was reported as the NDRC’s nineteenth order for nationwide price reductions for medicines since 1998, resulted in an average reduction of 30% in retail prices of those medicines affected by the order. Should we be required to lower the prices of our principal products in the future as a result of any government-mandated reduction in the price ceilings of our products, our future revenue and profitability would be adversely affected.

Our products that have been included in national and provincial medicine catalogs of the National Medical Insurance Program may be removed from the national or provincial medicine catalogs or downgraded to a lower tier, and our new products may encounter difficulty in seeking inclusion in these catalogs.

The Ministry of Labor and Social Security, together with other government authorities, determines which medicines are to be included in or removed from the national medicine catalog for the National Medical Insurance Program, and under which tier a medicine should fall, both of which affect the amounts reimbursable to program participants for their purchases of those medicines. These determinations are based on a number of factors, including price and efficacy. Provincial governments are required to include all Tier 1 medicines listed in the national medicine catalog in their provincial medicine catalogs, but can use their discretion to add other medicines to, or exclude the Tier 2 medicines listed in the national medicine catalog from, their provincial medicine catalogs, as long as the combined total numbers of medicines added and excluded do not exceed 15% of the number of the Tier 2 medicines. In addition, provincial governments may use their discretion to upgrade a nationally classified Tier 2 medicine to Tier 1 in their provincial medicine catalogs, but may not downgrade a nationally classified Tier 1 medicine to Tier 2. Depending on which tier a medicine is classified in the provincial medicine catalog, a National Medical Insurance Program participant residing in that province can be reimbursed for the full cost of a Tier 1 medicine and for 80-90% of the cost of a Tier 2 medicine. Three of our four principal products, Xianling Gubao, Zaoren Anshen Capsules and Moisturizing and Anti-Itching Capsules, are currently included in the provincial medicine catalogs of all 31 provinces in China as either Tier 1 or Tier 2 medicines, and Dianbaizhu Syrup, our other principal product, is currently included in the provincial medicine catalogs of 30 provinces as either a Tier 1 or Tier 2 medicine. In 2005 and 2006, these four principal products together contributed 69.8% and 83.0% of our net revenues, respectively.

If the relevant government authorities decide to remove our products from the national or provincial medicine catalogs, or downgrade our products currently in Tier 1 to Tier 2, such removal or downgrading would reduce the affordability of our products and change the public perception regarding our products as being efficacious, safe and reliable, which in turn would adversely affect the sales of these products and reduce our net revenues. Furthermore, if we are unable to obtain approval from the relevant government authorities to include our new products in the national or provincial medicine catalogs, sales of our new products may be materially and adversely affected.

Failure to obtain approval from the SFDA to convert a provisional national production standard of our principal products to a national final production standard would require us to suspend or cease the production of these products.

After the SFDA approves a new medicine, it normally directs the manufacturer to produce that medicine according to a provisional national production standard, or a provisional standard. A provisional standard is valid for two years, during which the SFDA closely monitors the production process and quality consistency of the medicine in order to develop a national final production standard, or a final standard. Three months before a medicine’s provisional standard expires, the manufacturer of that medicine is required to apply to the SFDA to convert the provisional standard to a final standard. In practice, the SFDA’s approval process is time-consuming and could take a few years. However, during the SFDA’s review period (including after the expiration of the two-year provisional standard period), the manufacturer may continue to produce the medicine according to the provisional standard. We applied to the SFDA to convert the provisional standards for both Xianling Gubao and Moisturizing and Anti-Itching Capsules to final standards in 2004, and our applications are being reviewed by the SFDA. Based on our inquiries with the SFDA, we understand that the prolonged review process is due to the SFDA’s backlog of applications. If the SFDA rejects our applications, we would have to suspend or cease the production of these products, which in turn would materially and adversely affect our net revenues and our business prospects.

If we lose the exclusive production rights for our products, such as Xianling Gubao and Zaoren Anshen Capsules, other pharmaceutical manufacturers in China may produce medicines based on identical or similar formulations to these products.

In China, the SFDA application process to convert a provisional standard for a medicine to a final standard is time-consuming, and can take a few years, depending on the SFDA’s backlog of applications. In the case of a medicine with a provisional standard, prior to the later of (1) the expiration of the new medicine’s monitoring period, which can be up to five years, or (2) the date when the SFDA grants a final standard, the SFDA will not accept applications for an identical medicine or approve the production of an identical medicine by other pharmaceutical companies.

The new medicine monitoring periods for Xianling Gubao, Moisturizing and Anti-Itching Capsules and Zaoren Anshen Capsules have already expired, and we can no longer rely on those periods for exclusive production rights for these medicines. We filed applications with the SFDA to convert the provisional standards for Xianling Gubao and Moisturizing and Anti-Itching Capsules to final standards in 2004. Even though their new medicine monitoring periods have expired, pending the SFDA’s review, we continue to have exclusive production rights for these two medicines. However, if the SFDA approves our applications for final standards before we can obtain exclusive production rights for these two medicines based on other applicable statutes, regulations or policies then in effect, such as the Regulations for Protection of Traditional Chinese Medicines (the current version of which is no longer in effect and the revised version of which is expected to be released soon), other pharmaceutical companies would then be able to apply to the SFDA to produce similar medicines based on identical formulations. If other pharmaceutical companies succeed in obtaining approvals from the SFDA for the production of these two medicines, we would face competition from products that may achieve similar efficacy to, and be priced lower than, these two medicines. This might cause the market shares of Xianling Gubao and Moisturizing and Anti-Itching Capsules to shrink and our sales of these two medicines to decline. As the final standard for Zaoren Anshen Capsules has been issued, we currently do not have the exclusive production right for this medicine.

The new medicine certificate for Dianbaizhu Syrup will expire in June 2009. When this happens, we will lose our exclusive production rights for this medicine unless we obtain exclusive rights based on other statutes, regulations or policies then available to us. Accordingly, we may face more competition from products that may achieve similar efficacy to, and be priced lower than, our products.

Our failure to further improve our barrenwort extraction efficiency could limit or impair our ability to absorb or mitigate the impact of any future price increase of barrenwort, which in turn would have an adverse effect on our profit margins.

Barrenwort, a medicinal herb, is the primary raw material used in manufacturing of Xianling Gubao. The cost of barrenwort used in production constituted 52.3% and 84.2% of our cost of raw materials used in production in 2005 and 2006, respectively. Barrenwort is also a raw material for making a number of other traditional Chinese medicine products that are manufactured by other pharmaceutical companies in China. Barrenwort is found in remote mountainous areas in Guizhou, Sichuan and several other provinces in China. We purchase a substantial majority of our barrenwort requirements on the open market in Guizhou province and obtain the remainder from farmers in Guizhou, as well as by growing a small portion of barrenwort ourselves. In recent years, the significant growth in demand for traditional Chinese medicines has resulted in a significantly greater demand for barrenwort, which in turn has substantially driven up the average price of barrenwort. The effect resulting from a significant increase in the average price of barrenwort was partially offset by the improvement in barrenwort extraction efficiency that we achieved in 2005 and 2006. We cannot assure you that we can continue to improve our barrenwort extraction efficiency to absorb or mitigate the impact resulting from any further increase in the price of barrenwort to the same degree as we did in 2005 and 2006 or at all. Our failure to do so would have an adverse effect on our profit margins.

Our current products have certain side effects. If side effects associated with our current or future products are not identified prior to their marketing and sale, we may be required to withdraw such products from the market, perform lengthy additional clinical trials or change the labeling of our products, any of which could hinder or adversely affect our ability to generate revenues.

Our current products have certain side effects. For example, certain patients taking Xianling Gubao may develop cold sores. If significant side effects of our medicines are identified after they are marketed and sold,

•	those medicines listed in the national and provincial medicine catalogs may be removed from the catalogs or downgraded to a lower tier;

•	regulatory authorities may withdraw or modify their approvals of such medicines;

•

we may be required to reformulate these medicines, change the ways in which they are marketed, conduct additional clinical trials, change the labeling of these medicines or implement changes to obtain new approvals for our manufacturing facilities;

•	we may be less successful in tendering processes used by state-owned hospital for medicine purchases;

•	we may have to recall these medicines from the market and may not be able to re-launch them;

•	we may experience a significant decline in sales of the affected products;

•	our reputation may suffer; and

•	we may become a target of lawsuits.

The occurrence of any of these events would harm our sales of these medicines and substantially increase the costs and expenses of marketing these medicines, which in turn could cause our revenues and net income to decline. In addition, if any severe side effects are discovered to be associated with another manufacturer’s traditional Chinese medicine products used to treat medical conditions similar to those that our medicines are used to treat, the reputation and, consequently, sales of our medicines could be adversely affected.

We may not be able to obtain manufacturing or marketing approval for our future products, and failure to obtain approvals for our future products could materially harm our business prospects.

All medicines must be approved by the SFDA before they can be manufactured, marketed or sold in China. The SFDA requires a pharmaceutical manufacturer to have successfully completed clinical trials of a new medicine and demonstrated its manufacturing capability before approval to manufacture that new medicine is granted. Clinical trials are expensive and their results are uncertain. In addition, the SFDA and other regulatory authorities may apply new standards for safety, manufacturing, labeling, marketing and distribution of future products. Complying with these standards may be time-consuming and expensive. Furthermore, our future products may not be efficacious or may have undesirable or unintended side effects, toxicities or other characteristics that may preclude us from obtaining approval or may prevent or limit their commercial use. As a result, we may not be able to obtain SFDA or other governmental approvals for our future products on a timely basis or at all. Even if we do obtain approvals, such approvals may be subject to limitations on the indicated uses for which we may market a product, which may limit the size of the market for such a product.

We lack a sufficient credit control and monitoring system to assess the credit risk of our customers.

One of our control deficiencies that has been identified is a lack of a sufficient credit control and monitoring system to assess the credit risk of our customers. Our lack of this type of system may have caused us, at least in part, to experience a relatively high account receivable balance at the end of 2005 and 2006, respectively. We have recently developed an internal policy to strengthen and standardize assessment of customer credit and our practice of granting credit and to put greater emphasis on the credit quality of our distributors, but we have not had sufficient time to test the adequacy of this policy or to ensure its effective implementation. As we have been extending longer credit terms to our distributors, we are likely to be exposed to a greater risk of payment delinquency by them. Therefore, it is more important for us to have an effective credit control and monitoring system. If we fail to establish and implement an effective credit control and monitoring system or if we fail to collect our accounts receivable, our cashflow, liquidity and results of operation would be adversely affected.

We depend on a limited number of distributors for a significant portion of our net revenues and this dependence is likely to continue.

We depend on a limited number of distributors for a significant portion of our net revenues. Our top two distributors, Beijing Shirentang Pharmaceutical Distribution Co., Ltd. and Shanghai Caitongde Pharmaceutical

Distribution Co., Ltd. together accounted for 36.5% of our net revenues in 2006. Our top 10 distributors in the aggregate accounted for 61.2% and 66.1% of our net revenues in 2005 and 2006, respectively. We expect that a relatively small number of our distributors will continue to account for a majority of our sales in the near future. Our dependence on a few distributors could expose us to the risk of substantial losses if a single large distributor stops purchasing our products, purchases fewer of our products or goes out of business and we cannot find substitute distributors on equivalent terms. If any of our significant distributors reduces the quantity of the products they purchase from us or stops purchasing from us, our net revenues would be materially and adversely affected.

We may incur losses resulting from product liability claims or business interruptions resulting from occurance of natural catastrophes, acts of terrorism or fires, and we have limited insurance coverage.

Our business exposes us to the risk of product liability claims, which are inherent in the manufacturing, testing and marketing of medicines. If a product liability lawsuit were to be brought against us, it is likely to divert the attention of our management from pursuing our business strategies and might be costly to defend. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments or require us to limit or forgo commercialization of those products. We maintain very limited product liability insurance coverage. As of the date of this prospectus, we have procured product liability insurance with a total coverage of RMB2.5 million (US$324,000), for which we paid a premium of RMB32,000 (US$4,100). This coverage is not likely to be adequate to satisfy a judgment in the event of a successful claim against us. Furthermore, we currently do not have insurance against business interruptions. Should any natural catastrophes such as earthquakes, floods or any acts of terrorism occur in Guizhou province, where our production facilities and our primary sources of raw materials are concentrated, or elsewhere in China, which constitutes our sole market, we might suffer not only significant property damages but also loss of revenues due to interruptions in our business operations. In addition, we may suffer substantial losses due to interruptions caused by a severe fire.

We may not be able to manage the expansion of our operations effectively.

We commenced business operations in 1995 and have grown significantly in recent years. Our net revenues increased by 47.5% to RMB346.1 million in 2005 from 2004, and by 40.1% to RMB485.0 million (US$62.1 million) in 2006 as compared to RMB346.1 million in 2005. We anticipate that we will continue to grow through organic growth and selective acquisitions. To manage the potential growth of our operations, we will be required to improve our operational and financial systems, procedures and controls, to increase manufacturing capacity and output, and to expand, train and manage our growing employee base. Furthermore, we will need to maintain and expand our relationships with suppliers, distributors, hospitals, retail pharmacies and other third parties. Our current and planned operations, personnel, systems, internal procedures and controls may not be adequate to support our future growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures.

Our future research and development projects may be unsuccessful, which would decrease our future sources of revenues.

The successful development of traditional Chinese medicine products can be affected by many factors. Products that appear to be promising at their early phases of research and development may fail to be commercialized for various reasons, including the failure to obtain the necessary regulatory approvals. The process of conducting basic research and clinical trials on a new product before obtaining regulatory approvals and commercializing the product may take many years. We cannot assure you that our future research and development projects will be successful or be completed within the anticipated timeframe or budget, that we will receive the necessary approvals from the relevant authorities for the production of our newly developed products, or that our newly developed products will achieve commercial success. Even if such products can be successfully launched, they may not be widely accepted by the market. Failure to successfully bring products from the research and development stage to market would decrease our future sources of revenues.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly and ineffective.

We rely primarily on patents, trademarks, trade secrets, unpatented proprietary technologies, processes and know-how and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Our trade secrets may otherwise become known or be independently discovered by our competitors. Third parties may infringe upon or misappropriate our proprietary technologies or other intellectual property rights, which could have a material adverse effect on our business, financial condition or operating results. Policing the unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. The outcome of such potential litigation may not be in our favor and any success in litigation may not be able to adequately protect our rights. Such litigation may be costly and divert management attention away from our business. An adverse determination in any such litigation would impair our intellectual property rights and may harm our business, prospects and reputation. Enforcement of judgments in China is uncertain and even if we are successful in such litigation it may not provide us with an effective remedy. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

In 2005, we discovered sales of counterfeit Xianling Gubao in several provinces in China. Since then, we have been working with the relevant provincial authorities to stop the sales of counterfeit Xianling Gubao. These provincial authorities have since confiscated counterfeit Xianling Gubao worth over RMB200,000. It has recently come to our attention that a research and development company in China is claiming to have developed a product called Xianling Gubao having similar medicinal attributes to our products. However, implementation of intellectual property-related laws has historically been ineffective in China, primarily because of difficulties in enforcement and ambiguities in PRC laws and, therefore, we may not be successful in stopping or limiting these activities.

Our failure to identify and acquire additional product candidates, or our failure to maintain or expand our existing research cooperation arrangements with these research partners on terms we desire or if at all, could hinder our ability to develop new products and improve our existing products, which in turn could limit our business prospects.

We have historically relied on the acquisition of product formulations from third parties to develop our products. For example, we acquired all of our principal products from third parties, including Xianling Gubao, Zaoren Anshen Capsules, Dianbaizhu Syrup and Moisturizing and Anti-Itching Capsules. We intend to continue to rely on product acquisition or licensing from third parties, as we regard this as an important and effective means for us to develop our business. In addition, we have engaged in joint research efforts with our research partners to improve our existing products and to develop new products, which we believe is an essential complement to our own internal research and development capabilities. For example, we are cooperating with Beijing University of Traditional Chinese Medicine to develop a new generation of Xianling Gubao. We have developed jointly with Guiyang College of Traditional Chinese Medicine a new medicine for the treatment of the common cold, which is pending SFDA approval for clinical trials. If we fail to identify and acquire from third parties additional product candidates that we believe have significant potential for commercialization, or if we fail to maintain or expand our cooperation with our research partners on terms we desire or at all, our ability to improve our existing products and develop new products would be adversely affected, which in turn would harm our business prospects.

We may be exposed to infringement or misappropriation claims by third parties, which, if adversely determined against us, could cause us to pay significant damage awards.

Our success depends largely on our ability to use and develop our technology and know-how without infringing on the intellectual property rights of third parties. The validity and scope of claims relating to patents, proprietary technologies or other intellectual property rights in the pharmaceutical industry involve complex scientific, legal and factual questions and analysis, and therefore may be highly uncertain. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the attention and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties or to redesign our products, or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Prolonged litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

Customers may confuse our products with products of other traditional Chinese medicine companies that use the Chinese characters of “Tongjitang” in their company names.

We market and sell all of our products under the “Tongjitang” brand. We believe that the public’s recognition of and familiarity with our brand is important to our business and that the growth of the market share of our products will depend to a significant extent upon the goodwill associated with this brand. Under the existing PRC legal regime for intellectual property rights, limited legal remedies are available for a company to prevent the unauthorized use of its trademarks by other companies as part of their company names, unless these trademarks have been legally recognized as “well-known trademarks.” An unauthorized use of a well-known trademark as part of another company’s name can be restricted if this use is regarded as confusing consumers or misleading the public. We are aware that several traditional Chinese medicine pharmaceutical companies outside of Guizhou province that are unrelated to us are currently using the Chinese characters of “Tongjitang” as part of their company names. To our knowledge, these companies include Hubei Tongjitang Drugstore Co., Ltd., a retail pharmacy chain that does not market any pharmaceutical products under its own name, and Sanjin Group Guilin Tongjitang Pharmaceutical Co., Ltd., or Sanjin. Sanjin produces a variety of traditional Chinese medicines, including a medicine for the treatment of vertigo that competes with our Dianbaizhu Syrup. Although we have registered the Chinese characters of “Tongjitang” as a trademark for use on pharmaceuticals and related goods, we believe that these unrelated companies may be able to legally use “Tongjitang” as part of their company names because our “Tongjitang” trademark has not been legally recognized as a well-known trademark in China. Consumers may confuse our products with the traditional Chinese medicine products from other companies using “Tongjitang” as their company name, and those products may be of inferior quality. This confusion could harm the reputation of our brand and cause consumers to refrain from purchasing our products, which in turn would adversely and materially affect our business, financial condition and results of operations.

Adverse publicity associated with our company or our products could have a material adverse effect on our results of operations.

We are highly dependent upon consumer perceptions of our company, the “Tongjitang” brand, the “Xianling” trademark, our other trademarks and the safety and quality of our products. We could be adversely affected if the “Tongjitang” brand, the “Xianling” trademark or any of our other trademarks is subject to negative publicity. We could also be adversely affected if any of our products or any similar products distributed by other companies prove to be, or are asserted to be, harmful to consumers. Because of our dependence upon consumer perceptions, any negative publicity associated with illness or other adverse effects resulting from consumers’ use or misuse of our products, or any similar products distributed by other companies, could also have a material adverse impact on our results of operations.

Our business depends substantially on the continuing efforts of our executive officers, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our executive officers, especially Mr. Xiaochun Wang, the chairman of our board of directors and chief executive officer, Mr. Shaolan Wang, our director and chief financial officer, and Mr. Justin Yan Chen, our director and chief operating officer. We do not maintain key employee insurance on any of our executive officers. If one or more of our executive officers become unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new executive officers. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers has entered into a two- or three-year employment agreement that contains confidentiality and non-competition provisions. We may terminate the employment of any of our executive officers for cause, and our executive officers may also terminate their employment with us if we materially breach these agreements. Any of our executive officers (except our chief executive officer, who may resign without cause only if our board approves his resignation) may terminate his employment with us without cause upon a one-month advance notice. Our executive officers may be entitled to a severance pay of at least half a month’s salary if we terminate their employment without cause. However, if any disputes arise between our executive officers and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, the extent to which any of these agreements could be enforced in China, where most of our executive officers reside and hold their assets. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

If we are unable to attract, train, retain and motivate our prescription medicine and OTC medicine salespeople, sales of our products may be materially and adversely affected.

We rely on our prescription medicine and OTC medicine salespeople, who are dispersed across China, to market our products to hospitals and retail pharmacies. We believe that our current leading position in the traditional Chinese medicine market for the treatment of osteoporosis, based on sales in Renminbi amounts as described in the SMERI report, has resulted, to a significant extent, from the dedication, efforts and performance of our salespeople. We believe that our future success will depend on those same factors. If we are unable to attract, train, retain and motivate our prescription medicine and OTC medicine salespeople, sales of our products may be materially and adversely affected.

Our future success depends in part on our ability to make strategic acquisitions and investments. Our failure to consummate or handle the risks associated with these acquisitions and investments could have a material adverse effect on our market penetration and revenues growth.

As part of our plan to expand our manufacturing capacity and product offerings, we intend to make strategic acquisitions in the highly-fragmented traditional Chinese medicine sector. Strategic acquisitions could subject us to uncertainties and risks, including:

•	high acquisition and financing costs;

•	potential ongoing financial obligations and unforeseen or hidden liabilities;

•	failure to achieve the intended objectives, benefits or revenue-enhancing opportunities;

•	cost of and difficulties in integrating acquired businesses and managing a larger business; and

•	diversion of our resources and management attention.

Our failure to address these risks successfully may have a material adverse effect on our financial condition and results of operations.

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Mr. Xiaochun Wang, our chief executive officer and chairman of our board of directors, beneficially owned 56.8% of our outstanding share capital as of December 31, 2006. Because of this high level of shareholding, Mr. Wang has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Mr. Wang may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

We commenced operations in 1995 and have grown significantly in recent years. We have a limited operating history. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in China. Some of these risks and uncertainties relate to our ability to:

•	maintain our leading position in the traditional Chinese medicine sector for the treatment of osteoporosis in China;

•	market our products to hospitals and retail pharmacies;

•	diversify our revenue sources by successfully developing and marketing new medicines;

•	respond to changes in China’s regulatory environment;

•	manage risks associated with intellectual property rights;

•	maintain effective control over our costs and expenses;

•	raise sufficient capital to sustain and expand our business; and

•	attract, retain and motivate qualified personnel.

If we are unsuccessful in addressing any of these risks or uncertainties, our business, financial condition, results of operations and future growth would suffer.

Sales of Xianling Gubao are subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility in the price of our ADSs.

In most regions in China, winter starts in the last quarter of each year. The lower temperatures in winter normally result in a higher incidence of pain and other symptoms associated with osteoporosis, arthritic rheumatism and other bone related diseases and conditions. As a result, hospitals and retail pharmacies typically experience seasonal peaks in demand for Xianling Gubao in the last quarter of each year. Accordingly, hospitals and retail pharmacies begin to stock greater quantities of Xianling Gubao in September, and the fourth quarter is our peak season for sales. In the first quarter, our strong winter-season sales are usually offset by the slow-down of businesses during the Chinese New Year holiday season that effectively lasts more than half a month. During the holiday season, many businesses in China, including retail pharmacies and most departments in hospitals, are either closed or substantially reduce the level of their activities. Conversely, we typically experience seasonal lows in demand for Xianling Gubao in summer, which affects our results for the third quarter. Because of these factors, we may experience quarterly fluctuations in our results of operations, which in turn may result in volatility in the price of our ADSs.

Our future capital needs are uncertain and we may need to raise additional funds in the future.

We may require additional cash resources in the future due to:

•	changed business conditions or other future developments;

•	the time and expenses required to obtain, regulatory clearances and approvals;

•	the resources we devote to developing, manufacturing, marketing and selling our products;

•	our ability to identify and our desire or need to pursue acquisitions or other investments; and

•	the extent to which our products generate market demand.

If we need to obtain external financing, we cannot assure you that financing will be available in the amounts or on the terms acceptable to us, if at all. Our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain credit facilities. The sale of additional equity or equity-linked securities could result in additional dilution to our then existing shareholders. The incurrence of indebtedness would result in an increase in our debt obligations and could result in operating and financing covenants that would restrict our operations.

We may be adversely affected by changes in environmental, employee health and safety and other laws and regulations.

Our operations are subject to a number of national, provincial and local laws and regulations. These include industry laws and regulations relating to environmental protection, employee health and safety, and tax. While we believe that we have at all relevant times materially complied with all applicable laws and regulations, we cannot guarantee that changes in laws or regulations, including environmental, employee health and safety, and tax laws and regulations, will not cause us to incur substantial additional expenditures to upgrade or supplement our existing facilities or subject us to an increased rate of taxation or fines and penalties. Any such changes in laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

Distributors potentially could divert our products designated for hospitals to retail pharmacies in order to retain the difference between the wholesale prices for these two channels, and if we fail to timely ascertain and promptly take actions against such diverted sales, our profitability would be materially and adversely affected and our relationship with hospitals could be harmed.

We market our products directly to hospitals and retail pharmacies. Given that hospitals in China have stronger bargaining power over pricing, the average wholesale price at which we offer our products to hospitals is lower than that we offer to retail pharmacies. When we sell products that are designated for hospitals to distributors, we expect those distributors to resell all of those products to hospitals. However, we have experienced a few cases where distributors diverted sales of our products designated for hospitals to retail pharmacies in order to resell the products at higher prices and increase their profits. We cannot assure you that our distributors would not divert sales of our products. While we have taken certain preventive measures to address this issue, these preventive measures may not be effective in minimizing the occurrence of diverted sales. Our failure to timely ascertain and stop diverted sales involving material amounts of products would adversely affect our ability to generate the expected level of profits from sales designated for retail pharmacies. Diverted sales would also harm our relationships with hospitals if hospitals would be unable to stock our products as planned as a result of the distributors’ diverted sales. We may lose our hospital end-purchasers if we cannot remedy the situation in a timely manner.

Risks Related to Our Industry

We face intense competition that may prevent us from maintaining or increasing market share for our existing products and gaining market acceptance of our future products. Our competitors may develop or commercialize products before or more successfully than us.

The pharmaceutical market in China is intensely competitive, rapidly evolving and highly fragmented. Our competitors may develop products that are superior to or more affordable than ours or they may more effectively market products that compete with ours. We face direct competition from manufacturers of other traditional Chinese medicines that are similar to our products. We also face competition from manufacturers of western medicines, including multinational companies, that manufacture western medicines with similar curative effects and that can be used as substitutes for our products. Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size in some cases provides them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. Many of our competitors also have better brand name recognition, more established distribution networks and larger customer bases. In addition, many of our competitors have extensive knowledge of our target markets. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors may materially and adversely affect our financial condition and results of operations.

The production of traditional Chinese medicines depends on the supply of quality medicinal raw materials.

The production of traditional Chinese medicines depends on the supply of Chinese medicinal raw materials of suitable quality. For 2004, 2005 and 2006, the cost of raw materials used by us for our production accounted for 56.1%, 56.8% and 68.0%, respectively, of our total cost of revenues. The supply and market prices of these raw materials may be adversely affected by various factors such as weather conditions and the occurrence of natural disasters or sudden increases in demand that would impact our costs of production. There is no assurance that we would be able to pass on any resulting increase in costs to our customers and therefore any substantial fluctuation in supply or the market prices of raw materials may adversely affect our results of operations and profitability.

If we do not keep pace with rapid technological change, we will be unable to capture and sustain a meaningful market position.

The pharmaceutical industry in China is characterized by rapid changes in technology, constant enhancement of industrial know-how and the frequent emergence of new products. Future technological improvements and continued product developments in the pharmaceutical market may render our existing products obsolete or affect their viability and competitiveness. Therefore, our future success will largely depend on our ability to improve our existing products, diversify our product range and develop new and competitively priced products that can meet the requirements of the changing market. Should we fail to respond to these frequent technological advances by improving our existing products or developing new products in a timely manner, or should these products do not achieve a desirable level of market acceptance, this may adversely affect our business and profitability.

Pharmaceutical companies in China are required to hold a number of permits and licenses to carry on their business. Our ability to obtain and maintain these regulatory approvals is uncertain.

All pharmaceutical manufacturing and distribution companies in China are required to obtain certain permits and licenses from various PRC government authorities, including, in the case of manufacturing companies, a pharmaceutical manufacturing permit and a good manufacturing practice certificate, or a GMP certificate, for each of its production facilities in China, and, in the case of distribution companies, a pharmaceutical distribution permit and a certificate for Good Supply Practice standards, or GSP certificate. See “Regulations—Regulations Relating to Pharmaceutical Industry—Pharmaceutical Distribution.”

We have obtained permits, licenses and GMP certificates for both of the production facilities we use in the manufacture of our pharmaceutical products. In addition, we have obtained permits, licenses and GSP certificates for the wholesale distribution and retail sales by Tongjitang Distribution and Tongjitang Chain Stores, respectively, of our products and medicines produced by other pharmaceutical companies. These permits and licenses held by us are subject to periodic renewal and/or reassessment by the relevant PRC government authorities, and the standards of compliance required in relation to them may change from time to time. We intend to apply for the renewal of these permits and licenses when required by applicable laws and regulations. Our failure to obtain such renewals may prevent us from continuing those portions of our business that require these permits and licenses. Furthermore, any changes in compliance standards or new laws or regulations that may be introduced in the future may prohibit or render it more restrictive for us to conduct our business or may increase our compliance costs, which may adversely affect our operations or profitability.

The ongoing anti-corruption campaign initiated by the Chinese government targeting state-owned hospitals could adversely affect our sales designated for hospitals.

The Chinese government has recently launched a nationwide campaign against corrupt practices that have been frequently engaged by state-owned hospitals in China, including their acceptance of kickbacks or other illegal gains and benefits in connection with their providing medical services and purchasing medical equipment and medicines. In mid-2006, the PRC Ministry of Health ordered all state-owned hospitals to review, among other things, their procurement policies and procedures and self-correct problems and deficiencies, if any, by the end of 2006. As a result of this campaign, many state-owned hospitals have since diverted a significant portion of their attention and resources to their self-inspection and self-correction activities and are reviewing their procurement policies. If the anti-corruption campaign becomes more intensified, causing a significant change to the hospitals’ procurement policies and procedures or otherwise resulting in a further delay for state-owned hospitals to resume their normal procurement of our products, our sales designated for hospitals, which account for a very substantial portion of our total sales, could be adversely affected.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

All of our business operations are conducted in China and all of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by the economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the degree of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange;

•	the access of companies to financing; and

•	the allocation of resources.

While the Chinese economy has grown significantly in the past 25 years, this growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may at the same time have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over Chinese economic growth through the allocation of resources, controls over the payment of foreign currency-denominated obligations, regulations over foreign investments, monetary policy and through preferential treatment for particular industries or companies. Efforts by the PRC government to slow the pace of growth of the Chinese economy, which has occurred from time to time, could result in a decrease in the country’s average income level, which in turn could reduce demand for our products.

Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our business.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

We conduct all of our business through our subsidiaries established in China. These subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit the legal protections available to us. For example, we may have to resort to administrative or court proceedings to enforce the legal protection that we enjoy by either law or contract. However, since the PRC legal system is based on written statutes and the administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we will obtain than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of our violation of these policies and internal rules until some time after the violation.

We cannot predict the effect of the future developments in the PRC legal system, including the legal developments with regard to the Chinese pharmaceutical industry, which may include the promulgation of new laws or policies, changes to existing laws or policies, or the interpretation or enforcement thereof, or the preemption over local regulations by national laws. For example, in September 2006, the PRC government announced to the public its determination to reform the channels in which medicines are sold to consumers in China. We understand that the reform is intended to shift sales of prescription medicines from hospitals to retail pharmacies, so that hospitals in China would no longer depend on the sale of medicines to patients as their major source of revenues. As the PRC government has not yet articulated in detail when and how the reform will be implemented, we are unable to predict the extent to which our business might be affected by this reform. All these uncertainties could limit the legal protections available to us and affect the way we run our business, including our ability to enforce our agreements with our distributors and suppliers, and other business partners.

We rely on dividends paid by our subsidiaries for our cash needs.

We conduct all of our business through our subsidiaries established in China. We rely on dividends paid by our PRC subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders as well as to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations applicable in China. Tongjitang Pharmaceutical, our principal operating subsidiary, is required by PRC law to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of these reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. As of the date of this prospectus, these general reserves amounted to RMB35.0 million, accounting for 50% of the registered capital of Tongjitang Pharmaceutical. Therefore, Tongjitang Pharmaceutical will no longer have to allocate additional profits to its general reserves. In addition, if Tongjitang Pharmaceutical incurs debts on its own behalf in the future, the instruments governing the debts may restrict its ability to pay dividends or make other distributions to us. Any statutory or contractual restrictions on our subsidiaries’ ability to pay cash dividends to us may constraint our future business developments, which may adversely affect our operations and profitability.

Recent PRC regulations relating to the establishment of offshore companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to distribute profits to us or otherwise adversely affect us.

China State Administration of Foreign Exchange, or the SAFE, issued a public circular on October 21, 2005 concerning the acquisition by an offshore company controlled by PRC residents of onshore assets in China. This circular requires that (1) a PRC resident shall register with a local branch of the SAFE before he or she establishes or controls an overseas special purpose vehicle, or SPV, for the purpose of overseas equity financing (including convertible debt financing); (2) when a PRC resident contributes the assets of or his or her equity interests in a domestic enterprise to an SPV, or engages in overseas financing after contributing assets or equity interests to an SPV, such PRC resident must register his or her interest in the SPV and any changes in such interest with a local branch of the SAFE; and (3) when the SPV undergoes a material change outside of China, such as a change in share capital or merger or acquisition, the PRC resident shall, within 30 days from the occurrence of the event that triggers the change, register such change with a local branch of the SAFE. Furthermore, PRC residents who are shareholders of SPVs established before November 1, 2005 are required to register with a local branch of the SAFE before March 31, 2006.

Five beneficial owners of our company who are PRC residents have registered with a local branch of the SAFE, as required under the October SAFE circular. These beneficial owners are required to update their respective registrations with the local branch of the SAFE after this offering. However, we cannot assure you that these beneficial owners will update their registrations with the local branch of the SAFE in full compliance with the October 2005 SAFE circular. The failure or inability of beneficial owners of our company who are resident in the PRC to comply with the registration procedures set forth in the October 2005 SAFE circular may subject these beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us or otherwise adversely affect our business.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

Changes in the value of the Renminbi against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrowly managed band against a basket of foreign currencies, which is still dominated by the U.S. dollar. This change in policy has resulted in a greater fluctuation range between Renminbi and the U.S. dollar. For example, the daily fluctuation range between the Renminbi and the U.S. dollar reached 160 basis points, or 0.16%, on September 15, 2006. From July 21, 2005 to March 9, 2007, the Renminbi cumulatively appreciated approximately 6.4% over the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible and more market-oriented currency policy that allows a greater fluctuation in the exchange rate between the Renminbi and the U.S. dollar. Accordingly, we expect that there will be increasing fluctuations in the Renminbi exchange rate against the U.S. dollar in the near future. Any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ADSs in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

All of our revenues and expenses are denominated in Renminbi. We may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares. Under China’s existing foreign exchange regulations, our PRC subsidiary, Tongjitang Pharmaceutical, is able to pay dividends in foreign currencies, without prior approval from the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions, which includes the payment of dividends.

Under China’s regulations on foreign exchange, transactions by Tongjitang Pharmaceutical and its Chinese subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of PRC government authorities, including the SAFE. In particular, if Tongjitang Pharmaceutical or its Chinese subsidiaries borrows foreign currency loans from us or other foreign lenders, these loans must be registered with the SAFE, and if we desire to finance Tongjitang Pharmaceutical or its Chinese subsidiaries by means of additional capital contributions, these capital contributions must be approved by certain government authorities including the Ministry of Commerce of China or its provincial branches. These limitations could affect the ability of Tongjitang Pharmaceutical or its Chinese subsidiaries to obtain foreign exchange through debt or equity financing.

Our business benefits from PRC government incentives, particularly those available to foreign invested enterprises. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results.

The PRC government has provided various incentives to foreign invested enterprises, particularly to companies incorporated in specified economic and technological development zones and companies confirmed by appropriate government authorities as foreign-invested manufacturing enterprises with an operating term of more than ten years. These incentives include limited tax exemptions, reduced tax rates and other preferential treatments. Tongjitang Pharmaceutical, as a foreign-invested enterprise, or FIE, in the business of manufacturing medicines, has been confirmed by the relevant tax bureau to be eligible for these preferential enterprise income tax treatments. Currently, Tongjitang Pharmaceutical is entitled to (a) an exemption from the national enterprise income tax for 2006 and 2007, and (b) a 7.5% national enterprise income tax rate for 2008, 2009 and 2010. After 2010, Tongjitang Pharmaceutical will be subject to a 15.0% tax rate as long as it maintains its manufacturing FIE status in the Guiyang economic and technological development zone.

However, since China joined the World Trade Organization, or WTO, in November 2001, these preferential tax treatments have been criticized as not being WTO-compliant. On March 9, 2007, Financial Times reported that a new tax bill had been introduced at the National People’s Congress, the Chinese legislature, for enactment. Under the new tax bill, FIEs and domestic companies would be subject to a uniform tax rate of

25%, but there would be a five-year transition period for FIEs, during which they would be allowed to continue to enjoy their existing preferential tax treatments. While the new tax bill would equalize the tax rates for FIEs and domestic companies, preferential tax treatments would continue to be given to companies in certain encouraged sectors and to entities classified as a high-tech companies, whether FIEs or domestic companies. If enacted, the new tax bill will take effect starting from 2008. If the new tax bill is enacted and its transition period for FIEs runs out, the effective tax rate of Tongjitang Pharmaceutical will increase significantly unless Tongjitang Pharmaceutical is otherwise eligible for preferential treatment. Any increase in Tongjitang Pharmaceutical’s enterprise income tax rate in the future could have a material adverse effect on our financial condition and results of operations.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a recently adopted PRC regulation.

On August 8, 2006, six PRC regulatory agencies: the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and the SAFE; jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule requires offshore SPVs that are controlled by PRC individuals and that have been formed through acquisitions of PRC domestic companies for the purpose of seeking a public listing on a stock exchange outside China to obtain CSRC approval prior to publicly listing their securities on a stock exchange outside China. Previously the CSRC approval was not needed for this type of listing on a stock exchange outside China. On September 21, 2006, the CSRC published a notice on its website specifying the documents and materials that SPVs are required to submit when seeking CSRC approval for their listings outside of China. The interpretation and application of the New M&A Rule remain unclear, and we cannot assure you that this offering does not require approval from the CSRC, and if it does, how long it will take us to obtain the approval. These uncertainties could inhibit or delay the completion of this offering because the CSRC has declined to officially clarify the applicability of this New M&A Rule to us and this offering. Our PRC counsel, Global Law Office, has advised us that since we completed our cross-border reorganization before September 8, 2006, the effective date of the New M&A Rule, there is no specific requirement under PRC law for us to submit this offering to the CSRC for approval. On the other hand, if CSRC approval is required for this offering, our failure to obtain or delay in obtaining the CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies. These sanctions could include fines and penalties on our operations in China, restriction or limitation on our ability to pay dividend outside of China, and other forms of sanctions that may cause a material and adverse effect on our business, results of operations and financial conditions.

The New M&A Rule also established additional procedures and requirements that are expected to make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise that owns well-known trademarks or China’s traditional brands. We may grow our business in part by acquiring other traditional Chinese medicine businesses. Complying with the requirements of the New M&A Rule in completing this type of transactions could be time-consuming, and any required approval processes, including Ministry of Commerce approval, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries.

In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC operating subsidiaries, we may make loans or additional capital contributions to our PRC subsidiaries.

Loans extended by foreign entities such as our company to either an FIE or a domestic Chinese company are subject to Chinese regulatory approvals and registration with the SAFE. For an FIE, such as Tongjitang Pharmaceutical, the Chinese regulators approve particular amounts for the FIE’s registered capital, which represents shareholders’ equity investments over a defined period of time, and the FIE’s total investment, which represents the total of the company’s registered capital plus permitted loans. The excess of the total investment over the registered capital represents the maximum amount of borrowings that an FIE is permitted to have under PRC law. An FIE’s loans must be registered with the SAFE. A domestic Chinese company, such as Tongjitang Chain Stores, may borrow medium- and long-term loans from a foreign lender, such as our company, but must obtain NDRC approval for those loans. A domestic Chinese company may also borrow short-term foreign loans, subject, however, to a quota set by the SAFE from time to time.

In addition to loans, we may also decide to finance our subsidiaries by means of capital contributions. These capital contributions, whether to an FIE or a domestic Chinese company, must be approved by the Ministry of Commerce or its local counterparts. We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to This Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We have applied to have our ADSs listed on New York Stock Exchange. Our ordinary shares will not be listed on any other exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after this initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	announcements of studies and reports relating to the efficacy of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of our competitors;

•	addition or departure of our executive officers and key marketing personnel;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Because the initial public offering price will be substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$10.572 per ADS (assuming no exercise by the underwriters of options to acquire additional ADSs), representing the difference between our net tangible book value per ADS as of December 31, 2006, after giving effect to this offering, and the initial public offering price of US$16.0 per ADS (the mid-point of the estimated initial public offering price range shown on the front cover of this prospectus). In addition, you may experience further dilution to the extent that we issue ordinary shares upon the exercise of share options. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 133,693,008 ordinary shares outstanding, including 39,460,000 ordinary shares represented by 9,865,000 ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as our shareholders and may only exercise voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our amended and restated memorandum and articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends or other distributions if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection for your shareholder rights than you would have under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, our public shareholders may have more difficulty in protecting their interests in actions against the management, directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, and our ability to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States court may be limited. See “Description of Share Capital—Differences in Corporate Law,” where we explain that dissenting shareholders do not enjoy rights comparable to appraisal rights upon the reconstruction and amalgamation of companies, and give more details with respect to shareholder suits.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted, and our operating assets are located, in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands or PRC courts would be capable of hearing original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state. See “Enforceability of Civil Liabilities.”

We may use the net proceeds in ways with which you may not agree.

We have not allocated any specific portion of the net proceeds to us from this offering to any particular purpose and have not yet determined all of our anticipated uses. Rather, our management will have significant flexibility in applying the net proceeds received by us. See “Use of Proceeds.” You will not have the opportunity, as part of your investment decision, to assess whether such proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the proceeds we receive from this offering. The proceeds we receive may be used for corporate purposes that do not improve our profitability or increase our share price. The proceeds we receive from this offering may also be placed in investments that do not produce income or that may lose value.

We have a number of control deficiencies in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We will be subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. These requirements are very likely to first apply to our annual report on Form 20-F for the fiscal year ending on December 31, 2008. Our management may conclude that our internal control over our financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our internal control or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures. In connection with this offering, a number of control deficiencies in our internal control procedures have been identified. These control deficiencies, as defined in the Public Company Accounting Oversight Board’s Audit Standard No. 2, could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of our management in our consolidated financial statements. The identified control deficiencies include (1) a lack of a formalized U.S. GAAP closing and reporting process; (2) insufficient number of accounting personnel with advanced SEC reporting and U.S. GAAP accounting skills; (3) a lack of an adequate management information system; (4) a lack of a sufficient credit control and monitoring system to assess the credit risk of our customers; and (5) a lack of adequate document controls for contracts, purchase orders and cash transactions. We may identify additional control deficiencies as a result of the assessment process that we will undertake in compliance with Section 404 of the Sarbanes-Oxley Act, or Section 404.

We have taken measures and plan to take measures to remediate these deficiencies as soon as practicable. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting” for more information on our remediation measures. We plan to implement these measures, as well as additional measures necessary or appropriate, to remediate the control deficiencies identified in time to meet the deadline imposed by the Section 404 requirements, but we cannot assure you that we will be able to do so. If we fail to timely achieve and maintain the adequacy of our internal control, we may not be able to conclude that we have an effective internal control over financial reporting. Moreover, an effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help us to manage the company effectively and prevent fraud. As a result, our failure to achieve and maintain an effective internal control over financial reporting could result in a loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and New York Stock Exchange, has required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. For example, to meet the deadline for compliance with the Section 404 requirements, we have taken and will continue to take measures to remediate the control deficiencies that we have identified. These remediation measures, include hiring consultants and additional qualified personnel and upgrading our financial accounting infrastructure and information systems, are costly. In addition, we will incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

We have adopted our amended and restated articles of association, which will become effective immediately upon completion of this offering. Our new articles of association limit the ability of third parties to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. Holders.

We do not expect to be considered a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ending December 31, 2007. However, we must make a separate determination each year as to whether we are a PFIC, and we cannot assure you that we will not be a PFIC for either our taxable year ending December 31, 2007 or for any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our ADSs and ordinary shares, which are likely to fluctuate after this offering. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are treated as a PFIC for any taxable year during which U.S. Holders hold ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to U.S. Holders. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our anticipated growth and marketing strategies;

•	our future business development, results of operations and financial condition;

•	expansion of the National Medical Insurance Program in terms of both funding and enrollment;

•	our ability to maintain exclusive production rights for Xianling Gubao;

•	market acceptance of our products;

•	our ability to develop and commercialize new products;

•	our ability to obtain regulatory approvals for new products and to maintain or update the regulatory approvals for our existing products;

•	our ability to maintain regulatory approvals for our production facilities and to obtain new approvals for expansions of our production facilities;

•	our ability to expand our business through organic growth and strategic acquisitions;

•	our expectations regarding governmental support for the development of the traditional Chinese pharmaceutical industry;

•	our expectations with respect to our ability to secure raw materials in the future;

•	competition from other manufacturers of pharmaceutical products, including manufacturers of traditional Chinese medicines;

•	our ability to effectively protect our existing and future intellectual property and not to infringe on the intellectual property of others; and

•	fluctuations in general economic and business conditions in China.

This prospectus also contains data related to China’s pharmaceutical market, including the traditional Chinese medicine market, the National Medical Insurance Program and the osteoporosis medicine market in China. Unlike in the United States, there is limited authoritative data on the osteoporosis medicine sector in China. For example, there is limited data concerning the market size for osteoporosis medicine in China, particularly the traditional Chinese medicines used for the treatment of osteoporosis, and the annual medical costs for osteoporosis in China. In addition, any data that is available may not be current. The pharmaceutical market in China, including the traditional Chinese medicine market, may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the pharmaceutical market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds for this offering of approximately US$118.9 million, or approximately US$128.3 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and based upon an assumed initial public offering price of US$16.0 per ADS (the mid-point of the estimated initial public offering price range shown on the front cover of this prospectus). Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, a US$1.00 increase (decrease) in the assumed initial public offering price of US$16.0 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease the net proceeds of this offering by US$7.8 million, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

We intend to use the net proceeds we receive from this offering as follows:

•	approximately US$40.0 million to enhance our marketing of Xianling Gubao and other products;

•	approximately US$10.0 million to strengthen our research and development infrastructure and broaden and commercialize our product pipeline; and

•

the balance to fund working capital and for general corporate purposes, which may include product licensing and strategic acquisitions of businesses, business units or products that we believe could complement our existing capabilities and business (although we are not currently negotiating any such acquisition).

We have not yet determined all of our anticipated expenditures and therefore cannot estimate the amounts to be used for each of the purposes discussed above. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, and competitiveness and growth rate of our business. Accordingly, our management will have significant flexibility in applying the net proceeds we receive from this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending their use, we intend to invest our net proceeds in short-term, interest-bearing debt instruments or bank deposits.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

DIVIDEND POLICY

We have never declared or paid any dividends, and we do not plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We rely principally on dividends paid to us by Tongjitang Pharmaceutical, our wholly-owned subsidiary in China, for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. In China, the payment of dividends is subject to limitations. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Under current PRC laws, regulations and accounting standards, Tongjitang Pharmaceutical is required to allocate at least 10% of its after-tax profit based on PRC accounting standards to its general reserves each year until the accumulative amount of those reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. As of the date of this prospectus, these general reserves amounted to RMB35.0 million, accounting for 50% of the registered capital of Tongjitang Pharmaceutical. Therefore, Tongjitang Pharmaceutical will no longer have to allocate additional profits to its general reserves. In addition, at the discretion of its board of directors, Tongjitang Pharmaceutical may allocate a portion of its after-tax profits to its enterprise development and employee welfare funds. Neither the enterprise development funds nor the employee welfare funds may be distributed to equity owners.

Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2006:

•	on an actual basis;

•

on a pro forma basis to reflect (1) the reclassification of all the 9,929,008 ordinary shares currently classified as mezzanine equity into shareholders’ equity upon the termination of the put option, which will occur as a result of this offering, and (2) the issuance and sale of 33,400,000 ordinary shares in the form of ADSs by us in this offering, assuming an initial public offering price of US$16.0 per ADS, the midpoint of the estimated range of the initial public offering price, after deducting estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option and no other change to the number of ADSs sold by us as set forth on the cover page of this prospectus.

The pro forma information below is for illustrative purposes only. Our capitalization following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2006
	Actual		Pro Forma
	RMB	US$	RMB	US$(1)
	(in thousands)
Long-term borrowings	130,500	16,722	130,500	16,722
Secured loans	91,500	11,725	91,500	11,725
Unsecured loans	39,000	4,997	39,000	4,997
Mezzanine equity (US$0.001 par value: 9,929,008 shares issued and outstanding)	120,643	15,459	—	—
Shareholders’ equity:
Ordinary shares, US$0.001 par value, 500,000,000 shares authorized and 90,364,000 shares issued and outstanding(2)	723	92	1,061	136
Additional paid-in capital(3)	140,019	17,942	1,188,442	152,284
Retained earnings	236,322	30,282	236,322	30,282

Total shareholders’ equity(3)	377,064	48,316	1,425,825	182,702

Total capitalization(3)	628,207	80,497	1,556,325	199,424

(1)	The Renminbi amounts are expressed in the U.S. dollar at the rate of RMB7.8041 to US$1.00, the noon buying rate in effect on December 29, 2006 as quoted by the Federal Reserve Bank of New York.
(2)	Excludes ordinary shares that will be reserved for issuance under our 2006 equity incentive plan, the number of which is capped at 10% of our issued ordinary shares outstanding from time to time.
(3)	A US$1.00 change in the assumed initial public offering price of US$16.0 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our pro forma as adjusted net tangible book value after giving effect to the offering in each case by US$7.8 million, or by US$0.058 per ordinary share and by US$0.232 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and other expenses of this offering.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of December 31, 2006 was approximately US$62.5 million, or US$0.623 per ordinary share and US$2.493 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, minus the amount of our total consolidated liabilities. When we offer our ordinary shares at a price higher than our net tangible book value per ordinary share, the amount of resulting dilution is determined by subtracting net tangible book value per ordinary share from the public offering price per ordinary share.

Without taking into account any other changes in our net tangible book value after December 31, 2006 other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$16.0 per ADS (the midpoint of the estimated range of the initial public offering price), and after deduction of estimated underwriting discounts and commissions and estimated offering expenses of this offering payable by us, our adjusted net tangible book value as of December 31, 2006 would have increased to US$181.4 million or US$1.357 per ordinary share and US$5.428 per ADS. This represents an immediate increase in net tangible book value of US$0.734 per ordinary share and US$2.935 per ADS, to the existing shareholder, and an immediate dilution in net tangible book value of US$2.643 per ordinary share and US$10.572 per ADS, to investors purchasing ADSs in this offering.

The following table illustrates the per share dilution:

Estimated initial public offering price per ordinary share	US$	4.000
Net tangible book value per ordinary share as of December 31, 2006	US$	0.623
Pro forma net tangible book value per ordinary share after giving effect to this offering	US$	1.357
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	US$	2.643
Amount of dilution in net tangible book value per ADS to new investors in this offering	US$	10.572

A US$1.00 change in the assumed initial public offering price of US$16.0 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our pro forma as adjusted net tangible book value after giving effect to the offering in each case by US$7.8 million, or by US$0.058 per ordinary share and by US$0.232 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and other expenses of the offering. Both the pro forma information and the pro forma as adjusted information discussed above are illustrative only. Our net tangible book value following the completion of this offering is subject to adjustments based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2006, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share at an assumed initial public offering price of US$16.0 per ADS, the midpoint of the estimated range of the initial public offering price per ADS, before deducting estimated underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include 627,250 ADSs issuable pursuant to the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
			US$		US$	US$
Existing shareholders	100,293,008	75.0%	33,493,570	20.0%	0.334	1.336
New investors	33,400,000	25.0%	133,600,000	80.0%	4.000	16.000

Total	133,693,008	100.0%	167,093,570	100.0%

Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and all of our revenues are denominated in Renminbi. Periodic reports made to shareholders will be expressed in U.S. dollars using the then current Renminbi to U.S. dollar exchange rate. Conversions of Renminbi into U.S. dollars in this prospectus are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB7.8041 to US$1.00, the noon buying rate in effect as of December 29, 2006. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On March 9, 2007, the noon buying rate was RMB7.7445 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2002	8.2800	8.2772	8.2800	8.2700
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
Nine months ended September 30, 2006	7.9040	7.9976	8.0702	7.8965
September	7.9040	7.9334	7.9545	7.8965
October	7.8785	7.9018	7.9168	7.8728
November	7.8340	7.8622	7.8750	7.8303
December	7.8041	7.8219	7.8350	7.8041
2007
January	7.7714	7.7876	7.8127	7.7705
February	7.7410	7.7502	7.7632	7.7410
March (through March 9)	7.7445	7.7432	7.7453	7.7400

(1)	Averages for a period are calculated by using the average of the exchange rates on the end of each month during the period. Monthly averages are calculated by using the average of the daily rates during the relevant period.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue in the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Maples and Calder, our counsel as to Cayman Islands law, and Global Law Office, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and the PRC, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation. However, the Cayman Island courts would not recognize or enforce judgments against us to the extent the judgment is punitive or penal; civil liability provisions of the U.S. federal and state securities law permit punitive damages against us. It is uncertain whether a judgment obtained from U.S. courts under civil liability provisions of U.S. federal or state securities law would be regarded by the Cayman Islands courts as penal or punitive in nature. Such a determination has yet to be made by any Cayman Islands court.

Global Law Office has advised us further that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions, provided that the foreign judgments do not violate the basic principles of laws of the PRC or its sovereignty, security or social and public interests. If there are neither treaties nor reciprocity arrangements between China and a foreign jurisdiction where a judgment is rendered, according to the PRC Civil Procedures Law, matters relating to the recognition and enforcement of a foreign judgment in China may be resolved through diplomatic channels. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States or the Cayman Islands. As a result, it is generally difficult to recognize and enforce in China a judgment rendered by a court in either of these two jurisdictions.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statement of operations data for three years ended December 31, 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements, which have been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu on the consolidated financial statements for 2004, 2005 and 2006 is included elsewhere in this prospectus. The audited consolidated financial statements for 2003 and the consolidated balance sheet as of December 31, 2004 are not included in this prospectus.

You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The historical results presented below are not necessarily indicative of the results that may be expected in any future period.

We lost some of our financial records for the year ended December 31, 2001 in a fire that occurred in 2001. Because we did not have back-up records, we were unable to recover the lost records without incurring unreasonable efforts or expenses. The loss of these financial records for 2001 severely impaired our ability to prepare our financial statements for the year ended December 31, 2002. Therefore, our financial data for the year ended December 31, 2002 have not been included in this section or elsewhere in the prospectus.

	Year Ended December 31,
	2003	2004	2005	2006
	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data
Net revenues	180,277	234,724	346,147	484,992	62,146
Cost of revenues	111,573	126,160	141,784	161,675	20,717

Gross profit	68,704	108,564	204,363	323,317	41,429
Advertising expenses	(1,375)	(40,127)	(47,504)	(85,088)	(10,903)
Other selling and marketing expenses	(30,661)	(34,052)	(37,626)	(51,462)	(6,594)
General and administrative expenses	(19,646)	(25,070)	(26,164)	(33,484)	(4,290)
Research and development expenses	(754)	(1,678)	(2,484)	(4,680)	(600)
Gain on disposal of property, plant and equipment and land use right	(123)	3,201	22,723	—	—
Other operating income	411	471	935	1,283	164

Income from operations	16,556	11,309	114,243	149,886	19,206
Other income, net	336	4,001	732	873	112

Income before income taxes, minority interest and equity in earnings of an affiliate	16,892	15,310	114,975	150,759	19,318
Provision for income taxes	(4,253)	(4,074)	(4,359)	(16,392)	(2,101)
Minority interest	344	126	60	(88)	(11)
Equity in earnings of an affiliate	—	—	114	—	—

Net income	12,983	11,362	110,790	134,279	17,206

Earnings per share—basic and diluted
Ordinary shares	0.16	0.14	1.39	1.47	0.19

Ordinary shares classified as mezzanine equity	N/A	N/A	N/A	1.47	0.19

Shares used in computation of earnings per share—basic and diluted
Ordinary shares	79,520,000	79,520,000	79,520,000	89,799,518	89,799,518

Ordinary shares classified as mezzanine equity	N/A	N/A	N/A	1,468,949	1,468,949

	Year Ended December 31,
	2003	2004	2005	2006
Other Consolidated Financial Data
Gross margin	38.1%	46.3%	59.0%	66.7%
Operating margin	9.2%	4.8%	33.0%	30.9%
Net margin	7.2%	4.8%	32.0%	27.7%

	As of December 31,
	2003	2004	2005	2006	2006
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	37,970	17,340	35,488	231,009	29,601
Inventories	43,315	38,701	28,176	41,390	5,304
Accounts receivable, net of allowance for doubtful accounts	66,740	61,760	142,809	172,102	22,053
Property, plant and equipment, net	98,785	117,160	115,611	151,568	19,422
Total assets	317,417	329,967	453,750	748,872	95,959
Short-term borrowings	28,164	28,164	133,072	27,100	3,473
Total current liabilities	161,235	162,549	251,803	132,482	16,976
Long-term bank loans	95,000	95,000	59,000	118,000	15,120
Accrued expenses and other current liabilities	92,154	95,159	47,189	64,461	8,260
Mezzanine equity	—	—	—	120,643	15,459
Total shareholders’ equity	60,651	72,013	142,602	377,064	48,316
Total liabilities and shareholders’ equity	317,417	329,967	453,750	748,872	95,959

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a vertically integrated and profitable specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine. We believe that our flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi amounts, according to the SMERI report. Xianling Gubao was approved in 2002 by China’s State Food and Drug Administration, or the SFDA, both as a prescription medicine and as an OTC medicine. Sales of Xianling Gubao have accounted for a majority of our net revenues. In 2004, 2005 and 2006, sales of Xianling Gubao amounted to RMB161.3 million, RMB230.4 million and RMB374.6 million (US$48.0 million), representing 68.7%, 66.6% and 77.2%, respectively, of our net revenues.

In addition to Xianling Gubao, we manufacture and market a portfolio of 10 other traditional Chinese medicines, each of which has been approved by the SFDA, including Zaoren Anshen Capsules, an OTC medicine for treating insomnia, and Moisturizing and Anti-Itching Capsules, an OTC medicine for treating inflammatory skin conditions. In 2005 and 2006, sales of Zaoren Anshen Capsules, Moisturizing and Anti-Itching Capsules and Dianbaizhu Syrup together accounted for 3.2% and 5.8% of our net revenues, respectively. We also sell certain third-party medicines, the sales of which accounted for 7.0% and 3.8% of our net revenues in 2005 and 2006, respectively.

We were founded in 1995 and have grown significantly in recent years. Our net revenues increased from RMB234.7 million in 2004 to RMB485.0 million (US$62.1 million) in 2006, representing a CAGR of 43.8% during this period. Our net income increased from RMB11.4 million in 2004 to RMB134.3 million (US$17.2 million) in 2006, representing a CAGR of 243.2% during this period.

Except for a small percentage of our sales that are made in Guizhou province, we sell Xianling Gubao and our other products exclusively through third-party distributors who resell the products to hospitals and retail pharmacies in China. Prior to 2004, these third-party distributors, rather than our sales force, marketed our products to hospitals and retail pharmacies outside Guizhou province. Starting from May 2004, we began marketing our principal products through our own sales force and phased out our marketing arrangements with distributors. Since 2005, we have relied only on our own marketing efforts for Xianling Gubao and our other principal products. Because we market our products directly to retail pharmacies, we negotiate pricing and determine the prices at which retail pharmacies purchase our products from distributors. We set the wholesale prices at which we sell to our distributors based on prices we negotiated with retail pharmacies for sales designated for retail pharmacies and on prices set through a government-administered tendering process for sales designated for hospitals.

Prior to the last quarter of 2004, our sales of Xianling Gubao outside Guizhou province were designated only for hospitals. Since that time, sales of Xianling Gubao have also been designated for retail pharmacies. Sales designated for retail pharmacies increased to account for a significant portion of our total sales in 2005 and 2006, although we did not separately track our sales designated for retail pharmacies and those designated for hospitals during these periods. We have begun to separately track our sales of Xianling Gubao designated for these two markets in 2007.

In Guizhou province, we sell Xianling Gubao and our other products, as well as medicines of other pharmaceutical companies, to hospitals and retail pharmacies through our wholesale distribution subsidiary, Tongjitang Distribution, and directly to consumers through our retail subsidiary, Tongjitang Chain Stores. The combined net revenues from these two subsidiaries accounted for 15.4%, 10.4% and 5.7% of our total net revenues in 2004, 2005 and 2006, respectively. The combined net revenues from these subsidiaries declined in percentage terms because during these periods these subsidiaries sold fewer third-party products and shifted their focus to selling Xianling Gubao and our other products. The combined sales of Xianling Gubao by these two subsidiaries accounted for 1.2%, 5.4% and 3.3% of our net revenues from sales of Xianling Gubao in 2004, 2005 and 2006, respectively. Because Chinese foreign investment restrictions limit the business scope of these subsidiaries, we expect net revenues from our wholesale and retail subsidiaries will continue to constitute a small portion of our total net revenues.

We operate and manage our business as a single segment. We do not account for the results of operations on a geographic or another basis, and we do not allocate expenses among our products and services. We maintain these policies because substantially all of our business is in the PRC.

Key Performance Indicators

We utilize a set of non-financial and financial key performance indicators, which our senior management reviews frequently. Our review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to respond promptly to competitive market conditions and different demands and preferences from hospitals, retail pharmacies and consumers.

As medicines included in the national and provincial medicine catalogs are subject to government-administered retail price controls and, in the case of hospital sales, a mandatory tendering process, the growth of our business is primarily driven by increases in sales volume of our products, and, to a lesser degree, by price increases. Our non-financial performance indicators consist of (1) sales volume and, particularly in case of Xianling Gubao, the number of units of the medicine sold; (2) the number of hospitals, particularly Class 3 hospitals, which include our products on their lists of approved medicines, or formulary hospitals; and (3) the number of retail pharmacies which stock our medicines, or stocking retail pharmacies. Any increase in the sales volume of our products is largely affected by increases in the number of our new formulary hospitals and stocking retail pharmacies, as well as the level of sales to our existing formulary hospitals and stocking retail pharmacies. Any increase in the number of formulary hospitals or in the level of sales to our existing formulary hospitals depends to a significant extent on our ability to persuade hospital administrators and physicians, with the aid of clinical data and through our other marketing efforts such as the organization of academic conferences and seminars, that our medicines are efficacious and safe for the treatment of the prescribed medical indications. Any increase in the number of stocking retail pharmacies or in the level of sales to our existing stocking pharmacies depends to a significant extent on the effectiveness of our marketing, including advertising, community-based marketing activities and pharmacy store-based promotions, pharmacy salesperson education and incentive programs, and our direct marketing to consumers.

Our financial key performance indicators consist of our net revenues and cost, including gross margins and operating margins, which are discussed in greater details in the subsections titled “—Net Revenues” and “—Cost of Revenues.”

Industry-wide Factors Affecting Our Results of Operations

A number of industry-wide factors may affect our business. We have benefited significantly from the overall economic development in China in recent years and the increase in the number of elderly people in China, which together have resulted in increased expenditures on medicine in China, including traditional Chinese medicine. As there is a high prevalence rate of osteoporosis among elderly people, we anticipate that the demand for Xianling Gubao will continue to rise due to the increase in the number of elderly people in China.

Xianling Gubao was included in the national medicine catalog of the National Medical Insurance Program in September 2004, and is currently included in the provincial medicine catalogs of all provinces in China. We believe that inclusion of Xianling Gubao in these catalogs is a key factor underlying the significant increase in sales of Xianling Gubao, as the participants in the National Medical Insurance Program can be reimbursed for their purchases of Xianling Gubao. According to the Bulletin of the PRC Ministry of Labor and Social Security 2005, between 2001 and 2005, the funding of the National Medical Insurance Program, including funds from the governments and contributions from the participants and their employers, increased at a CAGR of 38.3% from RMB38.4 billion in 2001 to RMB140.5 billion in 2005. The Chinese government has announced its intention to increase the National Medical Insurance Program enrollment to 300 million by 2010 from the coverage of 157.4 million as of the end of 2006. The government has also announced its intention to merge the medical plans for national government employees working in Beijing, which are financed by the national government, into the National Medical Insurance Program by 2010. Because Xianling Gubao is included in all the medicine catalogs, we believe that Xianling Gubao is well positioned to benefit from the future expansion of the National Medical Insurance Program.

Specific Factors Affecting Our Results of Operations

Although we manufacture and market a number of medicines and have several products in various stages of development, our sales of Xianling Gubao are by far the most important factor determining our results of operations. This has been the case in recent years and we expect it to remain so for the foreseeable future. Sales of Xianling Gubao accounted for 68.7%, 66.6% and 77.2% of our net revenues in 2004, 2005 and 2006, respectively. We believe that our business and results of operations are affected significantly by:

•	Sales of Xianling Gubao designated for hospitals as a prescription medicine and designated for retail pharmacies as an OTC medicine;

•	Pricing of Xianling Gubao and our other principal products;

•	Cost of barrenwort, the primary raw material used in manufacturing of Xianling Gubao; and

•	Seasonal variations in the demand for Xianling Gubao.

Sales of Xianling Gubao Designated for Hospitals.    Sales of Xianling Gubao designated for hospitals as a prescription medicine depend primarily on our ability, through our marketing efforts, to increase purchases of Xianling Gubao by formulary hospitals. This in turn depends primarily on:

•

Our ability to communicate to physicians and hospital administrators that Xianling Gubao is efficacious and safe for the treatment of osteoporosis and other approved medical indications based on Xianling Gubao’s clinical results; and

•	Patients’ perception of Xianling Gubao’s efficacy and side effects.

Since 2004, we have substantially increased sales of Xianling Gubao designated for hospitals. Much of this increase historically has been derived from the increasing number of formulary hospitals for Xianling Gubao. The increase in the number of our formulary hospitals has resulted primarily from the inclusion of Xianling Gubao in provincial medicine catalogs and the success of our marketing efforts targeting physicians and hospital administrators. The number of formulary hospitals increased by 23.7%, from 1,602 in 2004 to 1,982 in 2005, and further increased by 13.9% to 2,257 in 2006, in each case based on our internal company data gathered during the last week of each of these periods. Our ability to further increase sales of Xianling Gubao designated for hospitals will depend primarily on continuously increasing sales of Xianling Gubao to the existing formulary hospitals, including increasing sales within each formulary hospital to medical specialties other than the orthopedics department. This in turn substantially depends on whether our marketing efforts can convince physicians and hospital administrators to accept Xianling Gubao as a preferred medicine for the treatment of osteoporosis and the other SFDA-approved medical indications for this medicine. We also plan to increase sales of Xianling Gubao by continuing to add new hospitals. We believe that as a large number of hospitals located in our key markets have already purchased Xianling Gubao, increasing sales designated for the existing formulary hospitals is more cost-effective than increasing sales by adding new formulary hospitals.

In 2004, our net revenues from sales of Xianling Gubao amounted to RMB161.3 million. We believe that a substantial majority of the sales of Xianling Gubao in 2004 consisted of sales designated for hospitals, because we did not begin selling Xianling Gubao through distributors as an OTC medicine to retail pharmacies until the last quarter of 2004. However, we cannot quantify the portion of our net revenues from our sales designated for hospitals in 2004, 2005 or 2006, as we did not track such sales separately during those periods. The prices of Xianling Gubao designated for hospitals were lower than those designated for retail pharmacies during those periods. See “—Pricing of Our Principal Products” below for more details. Based on our analysis of sales data in light of the different pricing patterns for these two distinct markets, we believe that Xianling Gubao designated for hospitals accounted for a substantial majority of total sales of Xianling Gubao in 2005 and 2006. However, by comparing sales and pricing data in 2006 to those in 2005, we believe that Xianling Gubao sales designated for hospitals declined as a percentage of total sales of Xianling Gubao in 2006. We believe that this declining trend is likely to continue in the near future as our sales of Xianling Gubao as an OTC medicine continue to grow.

Sales of Xianling Gubao Designated for Retail Pharmacies.    Sales of Xianling Gubao designated for retail pharmacies as an OTC medicine depend primarily on our ability to increase the number of our stocking retail pharmacies for Xianling Gubao, and secondarily on our ability to increase sales of Xianling Gubao at these pharmacies. Both in turn depend on:

•

The level of consumer awareness of Xianling Gubao, which is significantly affected by the effectiveness of our marketing of Xianling Gubao as an OTC medicine, including our mass media advertising, community-based marketing activities, in-store promotions, pharmacy salespeople education and incentive programs, and our direct marketing to consumers; and

•	Consumers’ perception of Xianling Gubao’s efficacy and side effects.

Since May 2004, we have focused on marketing Xianling Gubao to retail pharmacies as an OTC medicine. As part of this new strategy, we have significantly increased our advertising expenditures on Xianling Gubao as an OTC medicine. Our advertising expenses increased from RMB40.1 million in 2004, to RMB47.5 million in 2005 and further to RMB85.1 million (US$10.9 million) in 2006, as we continued to promote Xianling Gubao through advertising. We increased other selling and marketing expenses from RMB34.1 million in 2004 to RMB37.6 million in 2005. This increase was due primarily to increased costs and expenses related to our OTC sales force, which was established in the last quarter of 2004 and has expanded since then. Our other selling and marketing expenses increased by 36.8% from RMB37.6 million in 2005 to RMB51.5 million (US$6.6 million) in

2006, as we continued to expand our marketing efforts. As a result of our marketing efforts to promote Xianling Gubao as an OTC medicine, we experienced a substantial year-to-year increase in the sales volume of Xianling Gubao from 2004 to 2005 and from 2005 to 2006.

We cannot quantify the portion of our net revenues from Xianling Gubao sales designated for retail pharmacies in 2004, 2005 or 2006 because we did not separately track such sales during these periods. Based on our analysis of sales data in light of the different pricing patterns for hospital and retail pharmacy sales, we believe that in 2005 and 2006, although our sales of Xianling Gubao designated for retail pharmacies in Renminbi amounts were less than our sales of Xianling Gubao designated for hospitals, these sales accounted for a significant portion of our total sales of Xianling Gubao during these periods. Furthermore, by comparing these pricing patterns in 2006 to those in 2005, we believe that sales designated for retail pharmacies increased as a percentage of our total sales of Xianling Gubao in 2006. We believe this trend is likely to continue as sales of Xianling Gubao as an OTC medicine continue to grow. The number of our stocking retail pharmacies has increased significantly since we began selling Xianling Gubao as an OTC medicine in the last quarter of 2004, reaching over 20,000 stocking retail pharmacies in 2005 and over 37,000 in 2006, in each case based on internal company data gathered during the last week of each of the two periods.

Pricing of Our Principal Products.    Those of our principal products that are designated for sales to hospitals are subject to two levels of price controls: retail price controls and hospital purchase price controls, but our products designated for sales to retail pharmacies are subject only to retail price controls.

Retail Price Controls.    The retail prices of prescription and OTC medicines that are included in the national medicine catalog are subject to price controls administered by the Price Control Office under the NDRC or provincial price control authorities, in the form of either fixed prices or price ceilings, which in turn effectively set the limits on the wholesale prices of these products. Only the manufacturer of a medicine may apply for an increase in the retail price of that medicine. The manufacturer must apply either to the NDRC or to the provincial price control authorities in the province where the manufacturer is registered, depending on whether the pricing of the medicine is directly regulated by the NDRC or by a provincial price control authority under authority delegated by the NDRC. In cases where provincial price control authorities approve an application, they must file the new approved price with the NDRC for record, and thereafter the new approved price will apply across China. See “Regulations—Price Controls.” The retail prices of our principal products, including Xianling Gubao, Zaoren Anshen Capsules and Moisturizing and Anti-Itching Capsules, all fall under the direct regulation of Guizhou provincial price control authorities. Because of these limitation on retail prices, it is difficult for us to raise the wholesale prices of our principal products if their price ceilings are not raised by the relevant price control authorities. As a result, we may not be able to raise the wholesale price of these products to absorb or offset any increase in the cost of raw materials and other costs.

Xianling Gubao is currently sold at or near the applicable price ceilings. The price ceilings for Xianling Gubao did not change either in 2004 or 2006, but the price ceiling for 50-capsule packs of Xianling Gubao did change in 2005. Sales of 50-capsule packs of Xianling Gubao constituted 35.9%, 29.4% and 22.8% of our total sales of Xianling Gubao in 2004, 2005 and 2006, respectively. In July 2005, our application for an increase in the price ceiling for 50-capsule packs of Xianling Gubao was approved by the Guizhou provincial price authorities; its price ceiling increased by 11.1% in July 2005, from RMB45.0 per pack to RMB50.0 per pack. After the price ceiling for 50-capsule packs of Xianling Gubao was raised, we raised the wholesale price of this version of the product designated for retail pharmacies in several provinces in North China. During the period from 2004 to 2006, the price ceilings of our other principal products remained unchanged.

In response to a rapid increase in the retail prices of medicines in China in recent years, in August 2006 the NDRC lowered price ceilings for more than 400 medicines in China, resulting in an average 30% reduction in retail prices of these medicines. None of our other principal products, including Xianling Gubao capsules packed in various quantities, has been affected by lower price ceilings. Should we be required to lower the wholesale prices of our principal products in the future as a result of any government-mandated reduction in the price ceilings of these products, our future revenue and profitability may be adversely affected.

Hospital Purchase Price Control.    In addition to retail price controls, provincial and larger municipal government agencies, such as provincial or municipal health departments, also operate a mandatory tendering process for purchases by state-owned hospitals of medicines included in provincial medicine catalogs. Each year these government agencies typically invite manufacturers of provincial catalog medicines that are included on their hospitals’ formularies and are in demand by these hospitals to participate in the tendering process. As part of this tendering process, a government-approved committee consisting of physicians, experts and officials is delegated the power by these government agencies to review bids and select one or more medicines for the treatment of a particular medical condition. The committee’s selection is based on a number of factors, including bid price, quality of the medicine and manufacturer’s reputation and service. The bidding price of a winning medicine will become the price required for purchases of that medicine by all state-owned hospitals in that province or city. This price, however, is effective for only one year, until the following year’s tendering process, when the manufacturer of the winning medicine and other manufacturers invited to participate in the process must submit new bids. See “Regulations—Regulations Relating to Pharmaceutical Industry—Tendering Requirement for Hospital Purchases of Medicines.” Since the tendering requirement was implemented in 2004, we have been invited to participate in the tendering processes that have been organized in all of our key markets for Xianling Gubao and in each case Xianling Gubao has been selected as a winning medicine for the treatment of osteoporosis. The bidding price for Xianling Gubao has remained unchanged although the retail price ceiling for 50-capsule packs of Xianling Gubao was raised.

Due to the implementation of the mandatory tendering process for purchases by state-owned hospitals, in which tendering committees represent all state-owned hospitals in their particular province or municipality, these committees have enormous bargaining power. To win bulk purchase orders from state-owned hospitals, the average bidding price we offer during a tendering process is lower than the price we offer to retail pharmacies. Accordingly, we have a lower gross profit margin from sales designated for hospitals than from those designated for retail pharmacies. Because of these differences in margins, we intend to further expand and enhance our OTC medicine marketing efforts to increase our sales of Xianling Gubao designated for retail pharmacies as a percentage of total sales of Xianling Gubao.

We set the wholesale prices at which we sell Xianling Gubao to our distributors based on prices we negotiate with retail pharmacies for sales designated for retail pharmacies, and based on bidding prices of Xianling Gubao accepted under tendering processes for sales designated for hospitals. We set Xianling Gubao’s wholesale price lower if the end purchaser is a hospital, and higher if the end purchaser is a retail pharmacy. We believe that except for a few cases, our distributors have not diverted our products designated for hospitals to retail pharmacies, which would allow distributors to retain the difference between the two different wholesale prices. We select our distributors based on their trustworthiness and their track records with us in order to avoid such practices. Our prescription medicine salespeople have an incentive to make sure that distributors resell to hospitals the products that are intended for those hospitals because these salespeople’s compensation is directly linked to the sales to the hospitals where they promote our products. Likewise, our OTC salespeople also have an incentive to make sure that the retail pharmacies where they promote our products purchase the products designated for those retail pharmacies. Since 2005, we have used different exterior labels to distinguish Xianling Gubao as a prescription medicine from Xianling Gubao as an OTC medicine. In 2006, we began to imprint an “OTC” designation onto most Xianling Gubao capsule packs designated for retail pharmacies.

Cost of Barrenwort.    Barrenwort is the primary raw material for the production of Xianling Gubao. Technological improvements enhancing efficiency in extracting active ingredients from barrenwort have been important in controlling our costs. In 2004, 2005 and 2006, the total cost of barrenwort used to produce Xianling Gubao accounted for 22.3%, 29.7% and 57.2% of our cost of revenues, respectively. Higher extraction efficiency of barrenwort reduces Xianling Gubao’s manufacturing cost on a per unit basis and accordingly increases our gross profit margins. Since 2005, we have substantially increased the quantity of the active ingredients that we can extract from barrenwort, both from improvements in extraction efficiency and from our purchase of barrenwort stems and leaves without roots and our purchase of variants of barrenwort that contain higher levels of active ingredients.

In late 2004, we began to purchase and use barrenwort leaves and stems without roots, because the roots contain a smaller quantity of active ingredients. In 2005, we identified and began to use two variants of barrenwort that contain higher levels of active ingredients on a per unit basis. In 2005, the general increase in the price of barrenwort, our purchase and use of barrenwort stems and leaves without roots and our purchase and use of different variants of barrenwort together contributed to a significant increase in the average price we paid for barrenwort, which increased by 103.8% to RMB16.1 per kilogram in 2005 from RMB7.9 per kilogram in 2004. However, our total cost of barrenwort used during the same period increased by 50.1% in 2005 from 2004, slower than the rise in the average price of barrenwort. The slower increase in the total cost of barrenwort resulted primarily from a substantial decrease in the cost of barrenwort used for producing Xianling Gubao on a per unit basis. This decrease was due largely to our enhanced extraction efficiency and, to a lesser degree, by our purchase and use of barrenwort stems and leaves without roots and different variants of barrenwort that contain higher levels of active ingredients. In 2006, the average price we paid for barrenwort continued to increase significantly compared to the average price in 2005 due primarily to our increased use and purchase of barrenwort stems and leaves without roots and increased use and purchase of different, more expensive variants of barrenwort constituting a greater portion of our total barrenwort purchases and, to a lesser degree, a general rise in the price of barrenwort. Due to our continued improvement in extraction efficiency in 2006, we reduced the amount of barrenwort used for producing Xianling Gubao on a per unit basis, which partially offset the effect resulting from the significant increase in the average price of barrenwort.

We cannot assure you that in the future we will be able to continue to improve our barrenwort extraction efficiency. In particular, we currently are not aware of any other variants of barrenwort with higher levels of the active ingredients that we could begin using. Our failure to further improve our existing barrenwort extraction efficiency could limit or impair our ability to absorb the impact of any future price increase in barrenwort, which in turn would have an adverse effect on our gross profit margins.

Seasonal Variations.    Sales of Xianling Gubao are affected by seasonal variations in consumer demand. In most regions in China, winter starts in the last quarter of each year. The lower temperatures in winter normally result in a higher incidence of pain and other symptoms associated with osteoporosis, arthritic rheumatism and other bone-related diseases and conditions. As a result, hospitals and retail pharmacies typically experience seasonal peaks in demand for Xianling Gubao in the last quarter of each year. Accordingly, hospitals and retail pharmacies begin to stock greater quantities of Xianling Gubao in September, and the fourth quarter is our peak season for sales. In the first quarter, our strong winter-season sales are usually offset by the slow-down of businesses during the Chinese New Year holiday season that effectively lasts more than half a month. During this holiday season, many businesses in China, including retail pharmacies and most departments in hospitals, are either closed or substantially reduce the level of their activities. Conversely, we typically experience seasonal lows in demand for Xianling Gubao in summer, affecting our sales in the third quarter. Because of those factors, we may experience quarterly fluctuations in our results of operations. See “Risk Factors—Risks Related to Our Company—Sales of Xianling Gubao are subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility in the price of our ADSs.”

Net Revenues

In 2004, 2005 and 2006, we generated net revenues of RMB234.7 million, RMB346.1 million and RMB485.0 million (US$62.1 million), respectively. Our net revenues are net of PRC sales taxes, discounts, and returns.

We derive net revenues primarily from operations from the following two markets:

•

Sales to Hospitals.    A substantial majority of our sales of Xianling Gubao and our other prescription medicines designated for hospitals was made through third-party distributors, and a very small portion of these medicines, as well as third-party medicines, was sold directly to hospitals in Guizhou province through Tongjitang Distribution, our wholesale distribution subsidiary. In particular,

•

In 2005 and 2006, since we did not track sales of Xianling Gubao designated for hospitals separately from those designated for retail pharmacies, we cannot separately quantify these sales for these two markets. Based on our analysis of sales data in light of Xianling Gubao’s different pricing patterns for hospitals and for retail pharmacies, however, we believe that a substantial majority of sales of Xianling Gubao was designated for hospitals in these periods and that these sales declined as a percentage of total sales of Xianling Gubao in 2006.

•

For the same reason as stated in the preceding paragraph, we cannot quantify sales of Xianling Gubao designated for hospitals or for retail pharmacies in 2004. We believe that substantially all of our net revenues in 2004 consisted of revenues from sales designated for hospitals because Xianling Gubao was not sold as an OTC medicine to retail pharmacies until the last quarter of 2004.

•

Sales to Retail Pharmacies.    A substantial majority of sales of our OTC medicines was designated for retail pharmacies through distributors, and a very small portion of these medicines, as well as third-party medicines, was sold to retail pharmacies in Guizhou province through Tongjitang Distribution and directly to consumers through Tongjitang Chain Stores. In particular,

•

In 2005 and 2006, since we did not track sales of Xianling Gubao designated for hospitals separately from those designated for retail pharmacies, we cannot separately quantify these sales for these two markets. Based on our analysis of sales data in light of Xianling Gubao’s different pricing patterns for hospitals and for retail pharmacies, however, we believe that sales of Xianling Gubao designated for retail pharmacies accounted for a significant portion of total sales of Xianling Gubao in these periods and that these sales grew larger as a percentage of total sales of Xianling Gubao in 2006.

•

For the same reason as stated in the preceding paragraph, we cannot quantify sales of Xianling Gubao designated for retail pharmacies in 2004. But we believe that revenues from sales of Xianling Gubao designated for retail pharmacies accounted for only a very small portion of total sales of Xianling Gubao in 2004 because we only began to sell Xianling Gubao as an OTC medicine in the last quarter of 2004.

In 2004, some of our distributors returned to us for exchange some of our products delivered to them because of damaged carton boxes. Following these returns, we repackaged and re-delivered these products to the distributors. The value of these products accounted for approximately 2% of our net revenues in 2004. In 2005, some of our distributors returned some packages of Xianling Gubao to us and asked for an exchange. The total value of returns amounted to approximately 9% of our net revenues in 2005. These returns resulted primarily from printing errors in our company name on the exterior carton boxes that contained packs of Xianling Gubao, and secondarily from damage to the carton boxes during shipment. The printing errors in our company name occurred because we changed our company name twice in 2005 due to our internal reorganization and the change of our legal status from a PRC domestic company to a wholly-foreign owned enterprise, but we failed to timely update our company name for printing on Xianling Gubao carton boxes. In each case of returns, we took back packs of Xianling Gubao contained in the misprinted and damaged carton boxes, repacked them into new carton boxes, and re-delivered them to our distributors, who then accepted our exchanged products. We believe that the printing error-related returns in 2005 were isolated incidences and are not likely to recur and that the costs incurred for these returns resulting from shipping damage are not material to our operations. Accordingly, we have not reserved any sales return provisions. We review our sales return provision policy from time to time.

Sales to Beijing Shirentang Pharmaceutical Distribution Co., Ltd., or Beijing Shirentang, one of our 20 regional distributors, have accounted for more than 20% of our net revenues since 2004: 23.4%, 26.3% and 22.5% of our total net revenues in 2004, 2005 and 2006, respectively. Sales to another distributor, Shanghai Caitongde Pharmaceutical Distribution Co., Ltd., or Shanghai Caitongde, our regional distributor in Shanghai in 2006, accounted for 14.0% of our net revenues in 2006. In 2004, 2005 and 2006, sales to our top 10 distributors accounted for 43.4%, 61.2% and 66.1% of our total net revenues, respectively. The percentage of our net revenue attributable to our top 10 distributors rose from 2004 to 2006 because we pursued a policy to shift our sales to a smaller number of large distributors.

Cost of Revenues

The following table sets forth our cost of revenues and gross profit as percentages of our net revenues for each of the periods indicated.

	Years Ended December 31,
	2004		2005		2006
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues	234,724	100.0	346,147	100.0	484,992	62,146	100.0

Cost of revenues	126,160	53.7	141,784	41.0	161,675	20,717	33.3

Gross profit	108,564	46.3	204,363	59.0	323,317	41,429	66.7

Our cost of revenues consists primarily of

•

raw materials, which are primarily comprised of barrenwort and 11 other medicinal herbs. Barrenwort, the primary raw material used in manufacturing Xianling Gubao, constituted 84.2% of our cost of raw materials used in 2006, as compared to 52.3% in 2005 and 39.7% in 2004. The average price per kilogram of barrenwort increased by 33.5% to RMB21.5 (US$2.8) in 2006 from the average price of RMB16.1 in 2005 and by 103.8% in 2005 from RMB7.9 in 2004. The unit prices of most of the raw materials we used other than barrenwort, however, increased only slightly during the same periods, while the unit prices of a few other raw materials decreased slightly. We expect that our cost of raw materials, particularly barrenwort, will continue to rise in the near future and therefore will continue to constitute a significant percentage of our cost of revenues;

•	labor, including salaries and benefits for employees directly involved in manufacturing activities;

•	packaging costs, including cost of packaging materials for our products;

•

depreciation and amortization of manufacturing equipment and facilities. Due to our capacity expansion, depreciation and amortization expenses, measured in absolute terms, have increased significantly. We expect that depreciation and amortization expenses in absolute terms will continue to increase in the near future as we continue to grow; and

•	overhead, including utility, parts for and maintenance of production equipment, testing, and other expenses related to the manufacturing of our products.

Our cost of revenues increased each year from 2004 to 2006 in connection with the increase in sales, because of increased sales and increased raw material prices, particularly the price of barrenwort. The effect resulting from the increase in the average price of barrenwort was, however, partially offset by improvements in our technology for extracting active ingredients, as well as our purchase of different forms and variants of barrenwort, which in turn resulted in a reduction in the quantity of barrenwort we used to produce Xianling Gubao on a per unit basis. In most of 2004, the barrenwort we purchased contained leaves, stems and roots. As the active ingredients in barrenwort are concentrated in the leaves and stems, in late 2004, we shifted to purchasing different forms of barrenwort at a higher price, primarily barrenwort without roots. We continued this practice in 2005 and 2006, and also began buying barrenwort variants that contain higher levels of active ingredients, which are more expensive. For both of these reasons, in 2006, higher-priced barrenwort constituted a greater portion of our barrenwort purchases than in 2005. This, together with a general rise in barrenwort price, resulted in a significant increase in the average price we paid for barrenwort in this period.

Although our cost of revenues increased in absolute terms, it declined as a percentage of our net revenues each year from 2004 to 2006 because components of our costs of revenues other than barrenwort, such as other raw materials, salaries to manufacturing employees and depreciation, increased at a slower rate than our net revenues. This trend continued in 2006, reinforced by a significant decrease in the unit cost of our packaging materials because in 2006 we introduced a bidding process for procurement of our packaging materials.

The current rate of decline in the cost of revenues as a percentage of our net revenues may not be sustained in the future, regardless of whether we can further improve our extraction efficiency. The declining trend might be reversed if we cannot further improve our extraction efficiency or if barrenwort prices continue to rise rapidly. In 2004, 2005 and 2006, our gross profit increased in absolute numbers and as a percentage of our net revenues: increasing to RMB323.3 million (US$41.4 million) or 66.7% of net revenues in 2006 from RMB204.4 million or 59.0% of the net revenues in 2005, which in turn increased from RMB108.6 million or 46.3% of the net revenues in 2004.

Operating Expenses

The following table sets forth our advertising expenses, other selling and marketing expenses, general and administrative expenses and research and development expenses and each of these amounts expressed as a percentage of our net revenues for the periods indicated:

	Years Ended December 31,
	2004		2005		2006
	RMB	%	RMB	%	RMB	%
Net revenues	234,724	100.0%	346,147	100.0%	484,992	100.0%
Advertising expenses	40,127	17.1%	47,504	13.7%	85,088	17.5%
Other selling and marking expenses	34,052	14.5%	37,626	10.9%	51,462	10.6%
General and administrative expenses	25,070	10.7%	26,164	7.6%	33,484	6.9%
Research and development expenses	1,678	0.7%	2,484	0.7%	4,680	1.0%

Advertising Expenses

Our advertising expenses consist primarily of expenses related to our advertising on television, in newspapers and magazines. We expense our prepaid advertising costs when our advertisement is aired or published.

In May 2004, we began marketing Xianling Gubao as an OTC medicine, and as part of this effort we significantly increased advertising expenditures on Xianling Gubao as an OTC medicine. In 2005, we increased our advertising expenditures to further raise consumer awareness of both Xianling Gubao as an OTC medicine and our brand name. In 2006, our advertising expenditures as a percentage of our net revenues increased to 17.5% from 13.7% in 2005 as we continued to promote Xianling Gubao and also began to advertise Zaoren Anshen Capsules in 2006. We spent 80.0%, 84.0% and 79.8% of our advertising expenses in 2004, 2005 and 2006, respectively, on television advertising, and spent the remainder on newspaper and magazine advertising. We expect that we will continue to spend a large portion of our advertising expenses on television advertising in the near future. We also expect that our advertising expenses will continue to increase in the near term as we expand our OTC sales efforts.

Other Selling and Marketing Expenses

Our other selling and marketing expenses primarily consist of traveling expenses, salaries and benefits, office and car expenses, promotional expenses related to our retail pharmacy and local community-based promotional activities, shipping and handling costs, and marketing agency expenses.

We incurred marketing agency expenses in 2004, but none in 2005, as we completed shifting the marketing of our principal products to our own sales forces in 2004, while previously we had contracted with our distributors for marketing services. We incurred a nominal amount of marketing agency expenses in 2006, representing fees paid to a government-mandated agent for handling administrative matters related to the tendering process for hospital sales. We expect that our other selling and marketing expenses will increase in absolute numbers as we enhance and expand our prescription and OTC marketing efforts and hire additional salespeople.

General and Administrative Expenses

General and administrative expenses primarily consist of salaries and benefits of our administrative, finance and human resources personnel, depreciation of property, plant and equipment used for administrative purposes, provision for bad debts, travel, taxes related to real property and other expenses associated with our administrative offices. We expect that our general and administrative expenses will increase in absolute numbers as we add additional personnel and incur additional costs related to the growth of our business. We also expect to incur additional general and administrative expenses as a result of becoming a listed public company in the United States upon completion of this offering.

Research and Development Expenses

Research and development expenses primarily consist of expenses related to acquisition and development of new medicines and technologies and enhancement of our existing products and technologies, salaries and benefits of our research and development personnel, fees paid to our research and development partners, expenses related to clinical trials, costs of raw materials used in our research and development activities, as well as other overhead incurred by our research and development personnel. We expense our research and development expenses as incurred. We believe that research and development is an important factor in reducing our manufacturing costs on a per unit basis, enhancing our existing products and developing additional products with commercial potential. We expect that our research and development expenses will increase in absolute terms in 2007.

Taxation

We and Unisources Enterprises Limited, our subsidiary incorporated in the British Virgin Islands, are not subject to income or capital gains tax under the laws of the Cayman Islands or the British Virgin Islands. Additionally, dividend payments made by either of these companies are not subject to withholding tax in these jurisdictions.

PRC Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In accordance with the “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises,” or the FIE Income Tax Law, and the related implementing rules, foreign-invested enterprises, or FIEs, incorporated in the PRC are generally subject to an enterprise income tax at the rate of 33.0% (consisting of 30.0% national income tax and 3.0% local income tax). The FIE Income Tax Law and the related implementing rules provide that an FIE that is a manufacturing company with an operating term of at least 10 years is eligible for an exemption from the PRC enterprise income tax (which refers to the 30.0% national income tax) for two years beginning from its first year of profitability, followed by a three-year 50.0%

reduction of the applicable enterprise income tax rate. Furthermore, an FIE in China is always exempt from the 3.0% local income tax. On the other hand, PRC domestic companies, which are governed by the Enterprise Income Tax Laws of the PRC, are generally subject to an enterprise income tax rate of 33.0%. Currently, our wholesale and retail subsidiaries, which are not FIEs, are subject to an enterprise income tax rate of 33.0%.

Tongjitang Pharmaceutical, our principal PRC operating company, was granted a preferential tax rate of 15.0%, rather than being subject to a 33.0% rate, because its main business, the manufacturing of traditional Chinese medicine, was classified as a “key and encouraged industry” in Guizhou province. In 2005, after the completion of the share exchange between Unisources Enterprises Limited and the then shareholders of Tongjitang Pharmaceutical, Tongjitang Pharmaceutical changed its legal status from a domestic enterprise to an FIE. As Tongjitang Pharmaceutical became an FIE engaged in manufacturing with an operating term of more than ten years, in 2005 it was approved by the state tax bureau in Guiyang to receive (1) an exemption from the 3.0% local income tax, (2) an exemption from the national enterprise income tax for the second half of 2005 and all of 2006, and (3) a preferential tax rate of 7.5% for the years 2007, 2008 and 2009. In December 2006, Tongjitang Pharmaceutical obtained approval from the state tax bureau in Guiyang for its election to defer the commencement of its national enterprise income tax exemption period by six months, from July 1, 2005 to January 1, 2006. As a result of this deferment, Tongjitang Pharmaceutical will be entitled to (1) a complete exemption from the national enterprise income tax for 2006 and 2007 and (2) a preferential tax rate of 7.5% for 2008, 2009 and 2010.

The national or provincial governments of China could at any time eliminate or reduce the preferential tax policies applicable to us, and our effective tax rate would increase as a result. If Tongjitang Pharmaceutical no longer qualifies for the preferential national enterprise income tax rate, we will consider options under applicable law that would enable us to qualify for alternative preferential tax treatment, if available. To the extent we are unable to offset the expiration of this preferential tax treatment with other tax benefits, the expiration of the preferential tax treatments discussed above will cause our effective tax rate to increase. The additional tax that would otherwise have been payable by us without tax exemptions and preferential tax treatment amounted to approximately RMB4.9 million, RMB37.1 million and RMB36.2 million (US$4.6 million) in 2004, 2005 and 2006, respectively, representing a reduction in basic and diluted earnings per share of RMB0.06 and RMB0.47 and RMB0.40 (US$0.05) in 2004 and 2005 and 2006, respectively.

Since China joined the World Trade Organization, or WTO, in November 2001, the preferential tax treatments for FIEs have been criticized as not being WTO-compliant. On March 9, 2007, Financial Times reported that a new tax bill had been introduced at the National People’s Congress, the Chinese legislature, for enactment. Under the new tax bill, FIEs and domestic companies would be subject to a uniform tax rate of 25%, but there would be a five-year transition period for FIEs, during which they would be allowed to continue to enjoy their existing preferential tax treatments. While the new tax bill would equalize the tax rates for FIEs and domestic companies, preferential tax treatments would continue to be given to companies in certain encouraged sectors and to entities otherwise classified as high-tech companies, whether FIEs or domestic companies. If enacted, the new tax bill will take effect starting from 2008. See “Risk Factors—Risks Related to Doing Business in China—Our business benefits from PRC government incentives, particularly those available to FIEs. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results.”

Our Selected Quarterly Results of Operations

The following table presents our selected unaudited quarterly results of operations for the eight quarters in the period ended December 31, 2006. This quarterly financial information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated quarterly financial information on the same basis as our audited consolidated financial statements. This quarterly financial information reflects all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Since Xianling Gubao was included in the national medicine catalog in September 2004, our business has grown rapidly and substantially. As a result, we have achieved high growth in recent quarters.

However, the quarter-to-quarter comparison of our operating results should not be relied upon as being indicative of our future results of operations.

	For the Fiscal Quarter Ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Net revenues	34,670	73,287	82,979	155,211	108,153	126,474	98,658	151,707
Cost of revenues	(14,201)	(36,135)	(37,692)	(53,756)	(26,341)	(46,480)	(38,197)	(50,657)

Gross profit	20,469	37,152	45,287	101,455	81,812	79,994	60,461	101,050
Advertising expenses	(5,083)	(6,332)	(8,125)	(27,964)	(28,874)	(3,352)	(21,978)	(30,884)
Other selling and marketing expenses	(6,415)	(10,845)	(13,493)	(6,873)	(10,429)	(12,746)	(12,693)	(15,594)
General and administrative expenses	(6,246)	(5,774)	(5,571)	(8,573)	(4,619)	(7,775)	(12,745)	(8,345)
Research and development expenses	(659)	(302)	(768)	(755)	(1,304)	(727)	(1,635)	(1,014)
(Loss) gain on disposal of property, plant and equipment and land use rights	(2)	—	—	22,725	—	—	—	—
Other operating income	218	104	366	247	273	155	474	381

Income from operations	2,282	14,003	17,696	80,262	36,859	55,549	11,884	45,594
Other income (expenses):
Interest income	14	10	21	29	78	484	645	1,185
Interest expense	(1,681)	(1,878)	(2,289)	(2,914)	(2,921)	(3,521)	(3,716)	(2,577)
Government grants	1,824	1,398	2,386	2,322	4,476	506	53	5,073
Dividend income	—	—	—	842	—	—	—	—
Other income (expenses), net	313	122	(19)	232	234	207	(62)	729

Income before income taxes, minority interest and equity in earnings of an affiliate	2,752	13,655	17,795	80,773	38,726	53,225	8,804	50,004
Provision for income taxes	(601)	(3,189)	—	(569)	—	—	50	(16,442)
Minority interest	103	6	(52)	3	(26)	(41)	20	(41)
Equity in earnings of an affiliate	17	12	28	57	—	—	—	—

Net income	2,271	10,484	17,771	80,264	38,700	53,184	8,874	33,521

Our quarterly net revenues in the first two quarters of 2006 increased substantially compared to the first two quarters of 2005. Our net revenues in the third quarter of 2006 increased only moderately compared to the third quarter of 2005, while our net revenues in the fourth quarter of 2006 decreased slightly compared to the fourth quarter of 2005. The slower increase in the third quarter of 2006 compared with the same period in 2005 occurred primarily because our sales of Xianling Gubao increased very substantially in the third quarter of 2005, as a result of many provinces introducing provincial medicine catalogs that included Xianling Gubao in the second half of 2005. Had these provincial medicine catalogs not been introduced in the second half of 2005, we would not have experienced such a large increase in sales during this period. The lower net revenues in the fourth quarter of 2006 compared to the same period in 2005 occurred because we sold significantly smaller amounts of calcium supplements, a product we have ceased producing, in the fourth quarter of 2006, compared to the same period of 2005, as we depleted the remaining inventories of calcium supplements in this quarter. However, our sales of Xianling Gubao in the fourth quarter of 2006 were RMB118.5 million (US$15.2 million), 35.7% higher than the same period of 2005. The lower quarterly net revenues in the third quarter of 2006 compared to the second quarter of 2006 were primarily caused by seasonal variations in consumer demand for Xianling Gubao, as we typically experience seasonal lows in the third quarter due to warm weather. We are unsure whether the anti-corruption campaign initiated by the Chinese government in mid-2006 targeting state-owned hospitals may have also affected our net revenues in the third quarter of 2006. See “Risk Factors—The ongoing anti-corruption campaign initiated by the Chinese government targeting state-owned hospitals could adversely affect our sales designated for hospitals.”

Our gross profit margin in the first quarter of 2006 was 75.6%, significantly higher than other quarters in 2006. This difference was caused by (1) a temporary increase in the wholesale price of Xianling Gubao designated for retail pharmacies in Beijing in that quarter, and (2) our experimental use in that quarter of a variant of barrenwort that contained a higher level of active ingredients. We reversed the wholesale price increase in Beijing in the other quarters of 2006 because our sales of Xianling Gubao in Beijing following the wholesale price increase did not meet our expectation. We did not continue using this variant of barrenwort in the other quarters of 2006 because there was a limited amount of this variant available on the market.

Our quarterly net income in the first two quarters of 2006 increased substantially compared to our net income of the corresponding quarters in 2005; however, our net income in the third and fourth quarters of 2006 was lower than the net income in the corresponding quarters of 2005, respectively. Our lower net income in the third quarter of 2006, compared to the same period in 2005, was primarily due to higher advertising expenses as well as higher general administrative expenses, which consisted primarily of expenses in connection with preparing for our initial public offering. The lower net income in the fourth quarter of 2006, compared to the same period in 2005, was primarily due to (1) gains of RMB22.7 million from disposal of land use rights and other properties in the fourth quarter of 2005; (2) incurrence of income tax expenses of RMB16.4 million in the fourth quarter of 2006, because we elected to defer by six months the commencement of our income tax exemption period from July 1, 2005 to January 1, 2006, which required us to pay all the income taxes that were initially exempted in the second half of 2005; and (3) a 126.9% increase in our other selling and marketing expenses that amounted to RMB15.6 million in the fourth quarter of 2006, which was primarily caused by business travel expenses and salaries and benefits for our salesforce, which increased in size, and to a lesser degree, by our promotional expenses. We, however, do not expect to receive net gains of this magnitude from future disposals of our land use rights and other properties or to incur income tax expenses of a similar character in the coming quarters.

Results of Operations

The following table sets forth a summary of our consolidated results of operations both in absolute amount and as a percentage of net revenues for the periods indicated. Our historical results presented below are not necessarily indicative of our operating results for the future periods.

	Years Ended December 31,
	2004		2005		2006
	RMB	% of Net Revenue	RMB	% of Net Revenue	RMB	US$	% of Net Revenue
	(in thousands, except percentages)

Net revenues	234,724	100.0	346,147	100.0	484,992	62,146	100.0
Cost of revenues	126,160	53.7	141,784	41.0	161,675	20,717	33.3

Gross profit	108,564	46.3	204,363	59.0	323,317	41,429	66.7
Advertising expenses	(40,127)	(17.1)	(47,504)	(13.7)	(85,088)	(10,903)	(17.6)
Other selling and marketing expenses	(34,052)	(14.6)	(37,626)	(10.9)	(51,462)	(6,594)	(10.6)
General and administrative expenses	(25,070)	(10.7)	(26,164)	(7.6)	(33,484)	(4,290)	(6.9)
Research and development expenses	(1,678)	(0.7)	(2,484)	(0.7)	(4,680)	(600)	(1.0)
Gain on disposal of property, plant and equipment and land use rights	3,201	1.4	22,723	6.6	—	—	—
Other operating income	471	0.2	935	0.3	1,283	164	0.3

Income from operations	11,309	4.8	114,243	33.0	149,886	19,206	30.9

Other income (expenses):
Interest income	103	—	74	—	2,392	307	0.5
Interest expenses	(6,964)	(3.0)	(8,762)	(2.5)	(12,735)	(1,632)	(2.6)
Government grants	9,925	4.2	7,930	2.3	10,108	1,295	2.1
Dividend income	25	—	842	0.2	—	—	—
Other income, net	912	0.4	648	0.2	1,108	142	0.2

Income before income taxes, minority interest and equity in earnings of an affiliate	15,310	6.4	114,975	33.2	150,759	19,318	31.1
Provision for income taxes	(4,074)	(1.7)	(4,359)	(1.2)	(16,392)	(2,101)	(3.4)
Minority interest	126	0.1	60	—	(88)	(11)	—
Equity in earnings of an affiliate	—	—	114	—	—	—	—

Net income	11,362	4.8	110,790	32.0	134,279	17,206	27.7

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Revenues. Our net revenues increased by 40.1% from RMB346.1 million in 2005 to RMB485.0 million (US$62.1 million) in 2006, resulting primarily from:

•	a 62.6% increase in sales of Xianling Gubao from RMB230.4 million in 2005 to RMB374.6 million (US$48.0 million) in 2006;

•	an increase in sales of Zaoren Anshen Capsules from RMB4.1 million in 2005 to RMB12.0 million (US$1.5 million) in 2006;

•	an increase in sales of Moisturizing and Anti-Itching Capsules from RMB5.4 million to RMB10.2 million (US$1.3 million) in 2006; and

•	an increase in sales of Dianbaizhu Syrup from RMB1.6 million in 2005 to RMB5.7 million (US$0.7 million) in 2006.

Our sales of third-party products decreased by 23.5% from RMB24.4 million in 2005 to RMB18.6 million (US$2.4 million) in 2006 as we increased our focus on selling the products we produce. In 2006, we phased out our production of calcium supplements as we promoted solely Xianling Gubao for the treatment of osteoporosis, while we had also promoted calcium supplements as an osteoporosis treatment for a short period of time in 2005. We sold RMB37.4 million (US$4.8 million) of calcium supplements in 2006 as compared to RMB39.3 million in 2005 and had depleted our existing inventories of this product by the end of 2006. We do not intend to resume production of calcium supplements and had sold almost all our inventory of this product by the end of 2006.

The increase in our net revenues from sales of Xianling Gubao was due primarily to a 56.3% increase in the volume of Xianling Gubao capsules we sold, from 392.9 million capsules in 2005 to 614.2 million capsules in 2006. Our net revenues from sales of Xianling Gubao increased at a higher rate than our sales volume due primarily to (1) increased sales designated for retail pharmacies as a percentage of our total sales of Xianling Gubao, which generated higher prices than sales designated for hospitals, and to a lesser degree, to (2) an increase in the wholesale price for 50-capsule packs of Xianling Gubao designated for retail pharmacies. The higher price for 50-capsule packs of Xianling Gubao resulted from the government-approved increase in the price ceiling for this version of Xianling Gubao. This change in retail prices of Xianling Gubao took effect in July 2005, but the impact was not fully reflected in our operating results in 2005. The effect of the price increase was, however, fully reflected in 2006.

Cost of Revenues.    Our cost of revenues increased by 14.0% from RMB141.8 million in 2005 to RMB161.7 million (US$20.7 million) in 2006. The increase in our cost of revenues was due primarily to a 36.4% increase in the cost of raw materials used, from RMB80.6 million in 2005 to RMB109.9 million (US$14.1 million) in 2006. The increase in our cost of revenues resulted primarily from a significant increase in the quantity of products we sold and, to a lesser degree, from an increase in the average price of barrenwort used for production of Xianling Gubao. The increase in the average price of barrenwort was partially offset by continued improvement in our extraction efficiency, which reduced the amount of barrenwort we used to produce Xianling Gubao on a per unit basis. The percentage increase in our cost of revenues being less than the percentage increase in our net revenues was due to the improvement in extraction efficiency and a significant decrease in the unit cost of our packaging materials, as we began to procure our packaging materials through a bidding process.

Gross Profit.    As a result of the foregoing, our gross profit increased by 58.2% from RMB204.4 million in 2005 to RMB323.3 million (US$41.4 million) in 2006. Our gross margin also increased from 59.0% in 2005 to 66.7% in 2006.

Advertising Expenses.    Our advertising expenses increased by 79.1% from RMB47.5 million in 2005 to RMB85.1 million (US$10.9 million) in 2006. The increase in our advertising expenses resulted primarily from increased expenditures on television advertising, from RMB39.9 million in 2005 to RMB67.9 million (US$8.7 million) in 2006, and, to a lesser degree, from increased advertising expenses on newspaper and magazines and billboards from RMB7.6 million in 2005 to RMB17.2 million (US$2.2 million) in 2006. Advertising expenses as a percentage of our total net revenues increased from 13.7% in 2005 to 17.5% in 2006, as we continued to promote Xianling Gubao and also began to advertise Zaoren Anshen Capsules in 2006.

Other Selling and Marketing Expenses.    Our other selling and marketing expenses increased by 36.8% from RMB37.6 million in 2005 to RMB51.5 million (US$6.6 million) in 2006. This increase resulted primarily from (1) an increase of RMB3.4 million (US$439,000) in salaries and benefits for our salespeople, which was primarily caused by an increase in the size of our sales force and, to a lesser degree, by an increase in average compensation per person; (2) an increase of RMB2.8 million (US$359,000) in our promotional expenses, as we continued to expand our promotional activities; (3) an increase of RMB829,000 (US$106,000) in postage expenses, as we shipped more products to distributors; and (4) an increase of RMB1.8 million (US$237,000) in automobile expenses, as we increased our marketing activities. These increases were partially offset by a decrease in office expenses of RMB1.0 million (US$131,000) because we opened a smaller number of new sales offices during this period. Other selling and marketing expenses, as a percentage of our net revenues, however, decreased from 10.9% in 2005 to 10.6% in 2006.

General and Administrative Expenses.    Our general and administrative expenses increased by 28.0% from RMB26.2 million in 2005 to RMB33.5 million (US$4.3 million) in 2006. This increase resulted primarily from (1) an increase of RMB3.9 million (US$504,000) expenses incurred for the preparation of our proposed initial public offering; and (2) an increase in salaries and benefits of RMB2.6 million (US$329,000) for our administrative staff. General and administrative expenses as a percentage of our net revenues, however, decreased from 7.6% in 2005 to 6.9% in 2006.

Research and Development Expenses.    Our research and development expenses increased by 88.4% from RMB2.5 million in 2005 to RMB4.7 million (US$600,000) in 2006. The increase was primarily caused by (1) increased spending on developing new products in cooperation with our research and development partners and (2) RMB1.3 million (US$167,000) payments to Synarc Inc., a U.S.-based company, for testing the efficacy and safety of Xianling Gubao, and (3) an increase in the average salary and benefits per person for our research and development personnel. Research and development expenses as a percentage of our total net revenues increased from 0.7% in 2005 to 1.0% in 2006.

Other Operating Income.    Our other operating income increased by 37.2% from RMB935,000 in 2005 to RMB1.3 million (US$164,000) in 2006. This increase was due primarily to an increase in monthly rental from our leased commercial property.

Income from Operations.    As a result of the foregoing factors, our income from operations increased by 31.3% from RMB114.2 million in 2005 to RMB149.9 million (US$19.2 million) in 2006.

Other Income.    Our other income increased by 19.3% from RMB732,000 in 2005 to RMB873,000 (US$112,000) in 2006. The increase was due to an increase in interest income and an increase in government grants.

Income Before Income Taxes, Minority Interest and Equity in Earnings of an Affiliate.    Our income before income taxes, minority interest and equity in earnings of an affiliate increased by 31.1% from RMB115.0 million in 2005 to RMB150.8 million (US$19.3 million) in 2006 because of the foregoing factors.

Provision for Income Taxes.    Our provision for income taxes increased from RMB4.4 million in 2005 to RMB16.4 million (US$2.1 million) in 2006. This increase was due primarily to our election to defer by six months the commencement of our national enterprise income tax exemption period from July 1, 2005 to January 1, 2006. This deferment required us to pay income taxes of RMB16.4 million (US$2.1 million), which amount had previously been exempted.

Equity in Earnings of an Affiliate.    Our equity in earnings of an affiliate was RMB114,000 in 2005 and zero in 2006. This change occurred because we disposed of 66.7% of our equity interests in Tongjitang Sliced Herbs in 2005 and the remaining 33.3% in early January of 2006.

Net Income.    As a result of the foregoing factors, our net income increased by 21.2% from RMB110.8 million in 2005 to RMB134.3 million (US$17.2 million) in 2006.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net Revenues.    Our net revenues increased by 47.5% from RMB234.7 million in 2004 to RMB346.1 million in 2005, resulting primarily from a 42.8% increase in sales of Xianling Gubao from RMB161.3 million in 2004 to RMB230.4 million in 2005. In 2005, sales of calcium supplements amounted to RMB39.3 million, or 11.4% of our net revenues. Our sales of third-party products decreased in 2005 as we increased our focus on selling products we produce. Our combined sales of Zaoren Anshen Capsules and Moisturizing and Anti-Itching Capsules increased from RMB4.6 million in 2004 to RMB9.5 million in 2005.

The increase in net revenues from sales of Xianling Gubao was due primarily to a 34.5% increase in the volume of Xianling Gubao capsules and tablets sold from 292.2 million in 2004 to 392.9 million in 2005. Our net revenues from Xianling Gubao increased at a higher rate than our sales volume, primarily because of (1) increased sales designated for retail pharmacies as a percentage of our total sales of Xianling Gubao, which generated higher prices than sales designated for hospitals, and, to a lesser degree, to (2) an increase in the wholesale price for 50-capsule packs of Xianling Gubao designated for retail pharmacies as a result of the government-approved increase in the price ceiling for this version of Xianling Gubao in July 2005.

Cost of Revenues.    Our cost of revenues increased by 12.4% from RMB126.2 million in 2004 to RMB141.8 million in 2005. The increase in our cost of revenues was due primarily to a 13.8% increase in the cost of raw materials used from RMB70.8 million in 2004 to RMB80.6 million in 2005, which in turn was primarily caused by a significant increase in the quantity of products we sold, and, to a lesser degree, a significant rise in the average price we paid for barrenwort. The average price of barrenwort increased by 103.8% from RMB7.9 per kilogram in 2004 to RMB16.1 per kilogram in 2005 due to our purchases of higher-priced barrenwort leaves and stems without roots and higher-priced barrenwort variants that contain a higher level of active ingredients, as well as a general rise in the average price of barrenwort. The effect resulting from the higher average price of barrenwort was partially offset by a decrease in the quantity of barrenwort used to produce of Xianling Gubao on a per unit basis. The lower amount of barrenwort we used to produce each unit of Xianling Gubao resulted from improvements in our extraction technology, our use of barrenwort stems and leaves without root and our use of different variants of barrenwort with higher levels of active ingredients that enabled us to extract a greater quantity of active ingredients from a given quantity of barrenwort. Our total cost of barrenwort used in production increased by 50.2% from RMB28.1 million in 2004 to RMB42.2 million in 2005. However, due to our improvement in extraction efficiency, our cost of revenues, as a percentage of our net revenues, decreased from 53.7% in 2004 to 41.0% in 2005.

Gross Profit.    As a result of the foregoing, our gross profit increased by 88.2% from RMB108.6 million in 2004 to RMB204.4 million in 2005. Our gross margin also increased from 46.3% in 2004 to 59.0% in 2005.

Advertising Expenses.    Our advertising expenses increased by 18.4% from RMB40.1 million in 2004 to RMB47.5 million in 2005. The increase in our advertising expenses was due primarily to increased expenditures on television advertising from RMB32.1 million in 2004 to RMB39.9 million in 2005, slightly offset by decreased expenditures in our print media advertising from RMB8.0 million in 2004 to RMB7.6 million in 2005. Advertising expenses as a percentage of our total net revenues decreased from 17.1% in 2004 to 13.7% in 2005.

Other Selling and Marketing Expenses.    Our other selling and marketing expenses increased by 10.5% from RMB34.1 million in 2004 to RMB37.6 million in 2005. This increase was due primarily to (1) incurrence of additional marketing and promotional expenses as a result of the increased salary and benefits paid to new marketing personnel, which increased from RMB6.3 million in 2004 to RMB9.1 million in 2005, and (2) increased office expenses, which rose from RMB2.7 million in 2004 to RMB6.4 million in 2005, as we expanded our sales force. These increases were partially offset by a decrease in traveling expense from RMB17.7 million in 2004 to RMB 15.0 million in 2005 and a decrease in marketing agency expenses from RMB1.3 million in 2004 to zero in 2005. The decrease in travel expenses resulted primarily from our increased reliance on telecommunications in place of physical meetings in 2005 as compared to 2004. The decrease in marketing agency expenses occurred because we had no expenses following the completion of our shifting of the marketing of our principal products to our own sales forces from the past practice of contracting with our distributors for marketing services. Other selling and marketing expenses as a percentage of our total net revenues decreased from 14.6% in 2004 to 10.9% in 2005.

General and Administrative Expenses.    Our general and administrative expenses increased by 4.4% from RMB25.1 million to RMB26.2 million in 2005. General and administrative expenses as a percentage of our total net revenues, however, decreased from 10.7% in 2004 to 7.6% in 2005.

Research and Development Expenses.    Our research and development expenses increased by 48.0% from RMB1.7 million in 2004 to RMB2.5 million in 2005. The increase was due primarily to research and development activities related to a barrenwort research farm and cooperation with research and development partners on developing new products, as well as salary and benefit expenses for our research and development personnel. Research and development expenses as a percentage of our total net revenues remained stable at 0.7% in 2005.

Gain on Disposal of Property, Plant and Equipment and Land Use Rights.    Our gain on disposal of property, plant and equipment and land use rights increased from RMB3.2 million in 2004 to RMB22.7 million in 2005 due primarily to the transfer of the land use rights of one parcel of our land to the Guiyang municipal government for RMB24.3 million, which reclaimed the land use rights for the premises of one of our former plants. We acquired the land use right to this parcel of land in 2002. Following our acquisition, the value of this parcel increased substantially due to (i) a change of municipal urban planning in Guiyang which made this parcel of land part of a new city center; and (ii) a general rise in the real estate prices in key cities and regional centers in China, including Guiyang.

Other Operating Income.    Our other operating income increased by 98.5% from RMB471,000 in 2004 to RMB935,000 in 2005. This increase was due primarily to higher rental income from our commercial property that we leased to third parties.

Income from Operations.    As a result of the foregoing factors, our income from operations increased from RMB11.3 million in 2004 to RMB114.2 million in 2005 and our operating margin also increased significantly from 4.8% in 2004 to 33.0% in 2005.

Other Income.    Our other income decreased by 81.7% from RMB4.0 million in 2004 to RMB732,000 in 2005. This decrease was due primarily to a 25.8% increase in our interest expense from RMB7.0 million in 2004 to RMB8.8 million in 2005 as well as a 20.1% decrease in government grants to us from RMB9.9 million in 2004 to RMB7.9 million in 2005.

Income Before Income Taxes, Minority Interest and Equity in Earnings of an Affiliate.    Our income before income taxes, minority interest and equity in earnings of an affiliate increased substantially from RMB15.3 million in 2004 to RMB115.0 million in 2005.

Provision for Income Taxes.    Our provision for income taxes increased by 7.0% from RMB4.1 million in 2004 to RMB4.4 million in 2005. This increase was due primarily to the overall increase in our profit, partially offset by the tax exemption granted to our manufacturing subsidiary due to its status as an FIE under PRC law. This tax exemption reduced our effective tax rate from 26.6% in 2004 to 3.8% in 2005.

Equity in Earnings of an Affiliate.    Our equity in earnings of an affiliate was RMB114,000 in 2005 and zero in 2004. This was primarily because of our disposal in 2005 of a majority interest in Tongjitang Sliced Herbs, which was accounted for after the disposal as an equity-method affiliate.

Net Income.    As a result of the foregoing factors, our net income increased substantially from RMB11.4 million in 2004 to RMB110.8 million in 2005. Our net margin also increased significantly from 4.8% in 2004 to 32.0% in 2005.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of net revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment.

Revenue Recognition

We recognize net revenue for sales upon delivery of the products to and received by our customers and these revenues are recognized net of sales tax incurred. Customers do not have any rights for return except in the event of poor product quality; in such instances, we will replace the product, but no refunds are given. Historically, we have experienced no sales returns due to quality problems of our medicines. In 2004, 2005 and 2006, we incurred costs associated with returns resulting from damage to packaging and printing errors, but these costs have not been significant. Net revenues in 2004, 2005 and 2006 have been adjusted based on actual product return experience; historically, allowing product exchanges has not resulted in significant costs to the Company.

We recognize net revenues for products sold through our nationwide distribution network when products are delivered to and received by our distributors. The distributor agreements do not provide for chargebacks, price protection or stock rotation rights.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts primarily based on the age of receivables and factors surrounding the credit risk of specific customers. We regularly review the recoverability and age of our trade receivables. If there is a deterioration of a major customer’s creditworthiness or actual defaults are higher than our historical experience, we will provide additional allowances.

Useful Life of Intangible Assets

Intangible assets are amortized on a straight-line basis over their respective estimated useful life ranging from 7 to 27 years commencing on the dates of acquisition. The carrying value and useful lives of intangible assets are based on our current assessment of recoverability. We periodically evaluate whether certain circumstances may affect the estimated useful lives or the recoverability of the unamortized balance of intangible assets using both objective and subjective factors. Such factors include management’s best estimates and judgments of projected future earnings and cash flows, and analysis of recent sales and earnings trends.

Provisions for Income Taxes

We record liabilities for probable income tax assessments based on our estimate of potential tax related exposures. Recording of these assessments requires significant judgment as uncertainties often exist in respect to new laws, new interpretations of existing laws and rulings by taxing authorities. Differences between actual results and our assumptions, or changes in our assumptions in future periods, are recorded in the period they become known. Although we have recorded all probable income tax accruals in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 5, Accounting for Contingencies, and SFAS No. 109, Accounting for Income Taxes, our accruals represent accounting estimates that are subject to the inherent uncertainties associated with the tax audit process, and therefore include certain contingencies. We are not aware of any potential tax assessments from the various tax authorities that are not covered by our income tax provision that would have a material adverse impact on our consolidated financial position or cash flows.

Liquidity and Capital Resources

To date, we have financed our operations primarily through short-term and long-term borrowings. In 2006, we also raised additional financing for our operations by issuing equity securities to investors in private placements. See “—Private Placements” below. As of December 31, 2005 and 2006, we had RMB35.5 million and RMB231.0 million (US$29.6 million) in cash and cash equivalents, respectively, and RMB133.1 million and RMB27.1 million (US$3.5 million) in outstanding short-term borrowings, respectively. Our outstanding short-term borrowings consist primarily of short-term bank loans and, to a lesser degree, interest-free borrowings from the Guiyang municipal government. As of December 31, 2005 and 2006, we had RMB34.9 million and RMB13.5 million (US$1.7 million) in short-term bank loans, respectively, and RMB3.2 million and RMB1.1 million (US$141,000) in borrowings from the municipal government, respectively. The increase in our outstanding short-term bank loans in 2005 resulted primarily from the increased current portion of our outstanding long-term loans and to a lesser degree, from our additional borrowings from various banks in China with a term of less than one year throughout the year. These borrowings do not contain specific renewal terms but we historically have negotiated renewal of these types of facilities shortly before the applicable maturity dates. The municipal government provides us with interest-free borrowings to promote local business and industry. Our interest-free loans were unsecured and repayable on demand. We also had RMB59.0 million and RMB118.0 million (US$15.1 million) in non-current portion of outstanding long-term bank loans as of December 31, 2005 and 2006, respectively. These outstanding long-term bank loans bore interest rates ranging from 5.49% to 7.49%, with terms of up to five years. As of December 31, 2005 and 2006, long-term bank loans of RMB30.0 million and RMB10.0 million were both guaranteed by Guiyang Municipal Science and Technology Venture Investment Company, an independent third party, which is a finance company affiliated with the Guiyang municipal government. We paid fees of RMB700,000 and RMB200,000 (US$25,600) to this company in 2005 and 2006, respectively, for the provision of such guarantees. The loans to which these guarantees relate were repaid in 2007 and therefore these guarantees are no longer effective. Our cash and cash equivalents consist of cash on hand and highly liquid short-term deposits that are unrestricted as to withdrawal or use, with original maturities of three months or less.

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2004	2005	2006
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	13,840	(20,122)	130,653	16,742
Net cash used in investing activities	(23,119)	(31,862)	(55,274)	(7,083)
Net cash (used in) provided by financing activities	(11,351)	70,132	120,142	15,395
Net (decrease) increase in cash and cash equivalents	(20,630)	18,148	195,521	25,054
Cash and cash equivalents at beginning of year	37,970	17,340	35,488	4,547
Cash and cash equivalents at end of year	17,340	35,488	231,009	29,601

Operating Activities

Net cash provided by operating activities in 2006 was RMB130.7 million (US$16.7 million). Net cash provided by our operating activities in 2006 resulted primarily from (1) our net income of RMB134.3 million (US$17.2 million), (2) an increase in our accrued expenses and other liabilities of RMB15.3 million (US$2.0 million) due primarily to an increase in the value-added taxes payable, which in turn was caused by an increase in our sales, and (3) an increase in our income tax payable. The effect of these increases was offset in part by (1) an increase in accounts receivable of RMB29.3 million (US$3.8 million) due to a significant increase in our sales, (2) an increase in inventories of RMB13.2 million (US$1.7 million) due primarily to increased purchases of raw materials, and (3) an increase in notes receivable of RMB11.0 million (US$1.4 million) as some of our customers settled through bank notes. For a more detailed analysis of our accounts receivable, see “—Accounts Receivable” below.

Net cash used in operating activities in 2005 amounted to RMB20.1 million. Net cash used in our operating activities in 2005 resulted primarily from our net income of RMB110.8 million, offset by other factors including, (1) an increase in accounts receivable of RMB89.4 million, (2) a decrease in accrued expenses of RMB25.7 million due to a decrease in advance payments from our distributors, (3) an increase in prepaid advertising expenses of RMB22.4 million, consisting of our advance to television stations, newspapers and magazines for reserving advertising space for our products, and (4) a decrease in accounts payable of RMB10.0 million. For a more detailed analysis of accounts receivable, see “—Accounts Receivable” below.

Net cash provided by operating activities in 2004 was RMB13.8 million, resulting primarily from (1) our net income of RMB11.4 million and (2) an increase in accounts payable of RMB8.9 million, offset in part by an increase in other prepaid expenses and current assets of RMB16.5 million.

Investing Activities

Net cash used in investing activities in 2006 was RMB55.3 million (US$7.1 million), due primarily to the cash outflows from (1) placing of RMB50.0 million (US$6.4 million) in short-term fixed deposits and (2) our payment of RMB22.5 million (US$2.9 million) for purchase of property, plant and equipment. These cash outflows were offset in part by our receipt of proceeds of RMB12.4 million (US$1.6 million) from the sales of our equity interest in Guiyang Commercial Bank to an unrelated third party and our receipt of RMB9.5 million (US$1.2 million) as repayment of loans to us from a company controlled by Mr. Xiaochun Wang, our chief executive officer.

Net cash used in investing activities was RMB31.9 million in 2005, resulting primarily from cash outflows from (1) purchases of property, plant and equipment and land use right of RMB26.9 million, (2) payment of deposits for acquisition of property, plant and equipment and intangible assets of RMB21.5 million as we continued to expand our operations. These cash outflows were offset in part by our receipt of cash proceeds of RMB23.5 million as a result of our disposing certain of our property, plant and equipment and land use rights, including cash compensation of RMB22.7 million received in 2005 from the Guiyang municipal government as compensation for the government’s reclaiming the land use rights to the premises of one of our former plants, and receipt of proceeds of RMB3.2 million from our disposal of our equity interests in two subsidiaries to Mr. Xiaochun Wang, our controlling shareholder and chief executive officer. In 2005, we disposed of our equity interests in Tongjitang Sliced Herbs as required under Chinese foreign investment regulations, which do not permit us to hold equity interests in this former subsidiary, and in Tongjitang Culture because the business of this subsidiary did not complement our core business.

Net cash used in investing activities was RMB23.1 million in 2004, resulting primarily from (1) purchases of property, plant and equipment and land use rights of RMB10.9 million, (2) a purchase of an equity interest in Guizhou Commercial Bank of RMB12.4 million, and (3) receipt of cash proceeds from disposal of property, plant and equipment of RMB4.8 million.

Financing Activities

Net cash provided by our financing activities was RMB120.1 million (US$15.4 million) in 2006, resulting primarily from (1) our issuance of equity securities to private investors to raise RMB178.0 million (US$22.8 million) and (2) new bank loans of RMB115.0 million (US$14.7 million). These cash inflows were offset by our repayment of bank loans of RMB160.0 million (US$20.5 million).

Net cash provided by financing activities amounted to RMB70.1 million in 2005. Net cash provided by financing activities in 2005 resulted primarily from (1) new bank loans of RMB93.9 million, (2) a RMB43.0 million deposit we received from an investor in a private placement of our shares in 2005, (3) distributions of RMB41.0 million made to our shareholders in 2005, and (4) RMB25.0 million in repayment of borrowings that were due in 2005.

Net cash used in financing activities was RMB11.4 million in 2004, resulting primarily from repayment of loans from shareholders.

In 2007, we expect to spend approximately RMB60 million expanding our marketing and selling activities, approximately RMB90 million on advertising to further enhance consumer awareness of our products and our brand name, approximately RMB10 million on equipment, and approximately RMB25 million on research and development activities. We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for general corporate purposes, working capital and capital expenditures for at least 2007. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. Any sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Accounts Receivable

Our total accounts receivable increased by RMB29.3 million to RMB172.1 million (US$22.1 million) as of December 31, 2006 from RMB142.8 million as of December 31, 2005. This increase occurred during a period in which our net revenue amounted to RMB485.0 million (US$62.1 million). This increase in our accounts receivable resulted primarily from a rapid increase in our net revenues in 2006. In 2005 and 2006, as our net revenues grew rapidly, we strengthened our ability to collect our accounts receivable. During this period, we hired new personnel and allocated more of our existing personnel to collect accounts receivable, with the objective of collecting all accounts receivable according to contract terms. We also assessed credit risk profiles of our large distributors more closely before extending further credit to them. We have a settlement department in charge of monitoring our account receivable position with our distributors. The settlement department reconciles account receivable balance between our books and distributors’ records on a monthly basis. For any overdue account receivable, the settlement department will request an immediate settlement with that distributor, stop delivering additional products to that distributor and commence collection procedures.

At the balance sheet date of each month, we prepare an account receivable aging analysis measured by dates of sales and the subsequent settlement amount. For those accounts receivable net of the subsequent settlement that exceeded 180 days starting from the date of the sales, we will consider making a specific provision on a basis of the individual distributor by reference to the totality of that distributor’s past track record with us, its reputation and financial condition. The circumstances causing us to determine an account receivable to be likely unrecoverable include, but are not limited to, bankruptcy, liquidation, death of the key management and severe deterioration of the financial condition of our distributors. Once we determine that an account receivable from an individual distributor is unlikely to be recovered, we will write off that account receivable.

As we have historically experienced a very low level of bad debts, we have not made any general provision for our accounts receivable. Our bad debt expense, as a percentage of our net revenues, was 0.30%, 0.53% and zero for 2004, 2005 and 2006, respectively. We believe these percentages are not material.

Our largest distributors, such as Beijing Shirentang and Shanghai Caitongde, have maintained good credit with us. In 2004, however, two of our significant distributors defaulted on their payments to us. We discontinued doing further business with them.

We grant credit terms of up to 180 days to our distributors. Our account receivable turnover days in 2006 was 118, as compared to 108 in 2005. As of December 31, 2005 and 2006, our accounts receivable balance over 180 days was RMB10.1 million and RMB16.0 million, respectively.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2006:

	Payment Due by Period
	Total	Less than 1 Year	1-2 Years	3-4 Years	5 Years or more
	(in RMB thousands)
Long-term debt obligations(1)	131,578	7,468	95,173	28,937	—
Capital lease obligations	—	—	—	—	—
Operating lease obligations(2)	1,327	575	453	258	41
Capital purchase and other purchase obligations(3)	17,500	17,500	—	—	—
Other long-term liabilities reflected on the balance sheet	—	—	—	—	—

Total	150,405	25,543	95,626	29,195	41

(1)	Includes future interest obligations.
(2)	Includes lease obligations for our office premises and buildings under non-cancelable leases.
(3)	Represents commitments for the purchase of property, plant and equipment and acquired intangible assets and payments for research and development services. These commitments are not recorded on our balance sheet as of December 31, 2006, as we have not received related goods or services or taken title to the properties.

Capital Expenditures

We made capital expenditures of RMB15.0 million, RMB49.1 million and RMB31.0 million (US$4.0 million) in the three years ended December 31, 2004, 2005 and 2006, respectively. A substantial majority of our capital expenditures have been spent on construction of our facilities and purchases of real property and equipment. We had lower capital expenditures in 2006 than in 2005 because we purchased office properties for our sales force in several provinces, such as Beijing and Shanghai, in 2005 and we made fewer such purchases in 2006. As of December 31, 2005 and 2006, our outstanding capital expenditure commitments were RMB3.8 million and RMB10.4 million (US$1.3 million), respectively. We expect that our capital expenditures will increase in 2007 compared to our capital expenditures in 2006 as we expand our business operations.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the PRC National Bureau of Statistics, the change in the consumer price index in China was 3.9% and 1.8% in 2004 and 2005, respectively.

Quantitative and Qualitative Disclosure About Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2006, our total outstanding loans amounted to RMB145.1 million (US$18.6 million) with interest rates varying from 6.03% to 7.49%. A 1% increase in each applicable interest rate would have added RMB1.5 million to our interest expense in 2006. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk, and our future interest income may be lower than expected, and our interest expenses may be higher than expected due to changes in market interest rates.

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in Renminbi. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of the proceeds in the U.S. dollar from the private placements and the proceeds from this offering. Other than these exposures we do not believe that we currently have any significant foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an approximately 5.7% appreciation of the Renminbi against the U.S. dollar by December 31, 2006. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. To the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, further appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. By way of example, assuming we had converted a U.S. dollar denominated cash balance of US$1.0 million as of December 31, 2006 into Renminbi at the exchange rate of US$1.00 for RMB7.8041 as of December 29, 2006, such a cash balance would have been RMB7.8 million. Assuming a further 1.0% appreciation of the Renminbi against the U.S. dollar, such a cash balance would have decreased to RMB7.7 million as of December 31, 2006. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Private Placements

On November 8, 2006, ML Global Private Equity Fund, L.P. and Merrill Lynch Ventures L.P. 2001 subscribed for an aggregate of 9,929,008 ordinary shares from us for approximately US$15.5 million. See “Description of Share Capital—History of Securities Issuances.”

On December 21, 2005, Samtung Investment Limited, a subsidiary of Silver Grant Industrial Limited, a Hong Kong public company, entered into a share subscription agreement to subscribe for 5,422 ordinary shares of Unisources Enterprise, which currently is our wholly-owned subsidiary incorporated in the British Virgin Islands, for RMB100.0 million (US$12.8 million). On the same date, Samtung Investment Limited paid RMB43.0 million to us as a deposit. On January 21, 2006, Samtung Investment Limited received 5,422 shares from Unisources Enterprise and in April 2006, paid the remaining portion of the subscription price to us. As part of a corporate restructuring, on June 19, 2006, Samtung Investment Limited exchanged the 5,422 shares of Unisources Enterprises in its entirety for 10,844,000 ordinary shares of us and became a shareholder of us.

Internal Control Over Financial Reporting

In connection with this offering, a number of control deficiencies in our internal control procedures have been identified. These control deficiencies, as defined in the Public Company Accounting Oversight Board’s Audit Standard No. 2, could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of our management in our consolidated financial statements. The identified control deficiencies include (1) a lack of a formalized U.S. GAAP closing and reporting process; (2) insufficient number of accounting personnel with advanced SEC reporting and U.S. GAAP accounting skills; (3) a lack of an adequate management information system; (4) a lack of a sufficient credit control and monitoring system to assess the credit risk of our customers; and (5) a lack of adequate document controls for contracts, purchase orders and cash transactions. We may identify additional control deficiencies as a result of the assessment process which we will undertake in compliance with Section 404 of the Sarbanes-Oxley Act, or Section 404.

We have taken measures and plan to continue to take measures to remediate these deficiencies as soon as practicable. As of the date of this prospectus, we have started to implement the following measures: (1) hire financial reporting and accounting personnel with advanced SEC reporting and U.S. GAAP accounting skills and train our existing accounting staff; (2) develop and improve financial closing and reporting policies and procedures; (3) establish a management information system, based on which we will make and update our budgets, rolling forecasts and capital expenditure plans; (4) establish credit control policies and systems to assess our risk exposures to customers; and (5) document our control procedures for contracts, purchase orders and cash transactions. In addition, we intend to implement additional measures necessary or appropriate to remediate the control deficiencies identified in time to meet the deadline imposed by Section 404 requirements. We also plan to engage an external consultant to assist us in evaluating, designing, implementing and testing our internal control over financial reporting intended to comply with Section 404 requirements.

Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for us beginning in fiscal year 2007. We are currently evaluating the interpretation to determine the effect on our consolidated financial statements and related disclosures.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments-an amendment of FASB Statements 133 and 140,” which is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The statement improves financial reporting by eliminating the exemption from applying SFAS No. 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. The Statement also improves financial reporting by allowing a preparer to elect fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a re-measurement event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to bifurcated, if the holder elects to account for the whole instrument on a fair value basis. We do not anticipate that the adoption of this statement will have a material effect on our financial position or results of operations.

In September 2005, the FASB’s Emerging Issues Task Force (“ETIF”) reached a final consensus on Issue 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty” (“EITF 04-13”). EITF 04-13 requires that two or more legally separate exchange transactions with the same counterparty be combined and considered a single arrangement for purposes of applying APB Opinion No. 29, “Accounting for Non-monetary Transactions”, when the transactions are entered into in contemplation of one another. EITF 04-13 is effective for new arrangements entered into, or modifications or renewals of existing arrangements, in interim or annual periods beginning after March 15, 2006. We do not anticipate that the adoption of this statement will have a material effect on our financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which replaces Accounting Principles Board Opinions No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not anticipate that the adoption of this statement will have a material effect on our financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement.” SFAS No. 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date.” SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the impact, if any, of SFAS No. 157 on our financial position, results of operations and cash flows.

In September 2006, the U.S. Securities and Exchange Commission issued Staff Accounting

Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. In releasing SAB 108 the SEC staff has stated that it believes that reporting companies should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years beginning after November 15, 2006. We do not expect that the adoption of SAB 108 will have a material impact on our consolidated financial position, results of operations or cash flows.

BUSINESS

Overview

We are a vertically integrated and profitable specialty pharmaceutical company focusing on the development, manufacturing and marketing of modernized traditional Chinese medicine. We believe that our flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi amounts, according to a May 2006 report commissioned by us and prepared by China Southern Medicine Economy Research Institute, or SMERI, which is a research institute affiliated with the China State Food and Drug Administration, or the SFDA. Our product portfolio consists primarily of Xianling Gubao and three other SFDA-approved modernized traditional Chinese medicines designed to address large market opportunities. Our product development pipeline includes potential expanded uses of our existing products for additional medical indications and a number of new product candidates that are intended to address significant medical needs in China, primarily in the therapeutic areas of women’s health, mental health and dermatology.

We were founded in 1995 and have grown significantly in recent years. Our net revenues increased from RMB234.7 million in 2004 to RMB485.0 million (US$62.1 million) in 2006, representing a compound annual growth rate, or CAGR, of 43.8% during this period. Our net income increased from RMB11.4 million in 2004 to RMB134.3 million (US$17.2 million) in 2006, representing a CAGR of 243.2% during this period.

Xianling Gubao was approved in 2002 by the SFDA as both a prescription medicine and an OTC medicine for the treatment of osteoporosis. Our prescription sales force, consisting of over 370 salespeople, targets physicians and hospital administrators. In 2004, 2005 and 2006, 1,602, 1,982 and 2,257 Chinese hospitals, respectively, included Xianling Gubao on their lists of approved prescription medicines, or formularies, in each case based on internal company data gathered during the last week of each of these periods. We refer to these hospitals as formulary hospitals. Under the PRC Ministry of Health hospital classification system, the best and largest hospitals in China are designated as “Class 3” hospitals, followed by lower-ranked “Class 2” and “Class 1” hospitals. Of these formulary hospitals for Xianling Gubao, 361 in 2004 and 441 in 2005 were “Class 3” hospitals, representing 38.7% and 46.6% of all “Class 3” hospitals in China, respectively. The number of “Class 3” formulary hospitals for Xianling Gubao increased to 488 in 2006. Since May 2004, we also have been marketing Xianling Gubao as an OTC medicine to retail pharmacies. Our OTC sales force, consisting of over 500 salespeople, targets retail pharmacies and consumers. In 2005 and 2006, over 20,000 and 37,000 retail pharmacies in China stocked Xianling Gubao, respectively, in each case based on internal company data gathered during the last week of each of the two periods. We refer to these pharmacies as stocking retail pharmacies.

We use separate sales forces to market Xianling Gubao to hospitals and retail pharmacies, with a focus on both hospitals and retail pharmacies that are located in the relatively more affluent and developed eastern provinces in China.

In September 2004, Xianling Gubao was added to the national medicine catalog of the National Medical Insurance Program, a government-administered medical insurance program that is the largest in China. As of the end of 2006, the number of participants enrolled in this program was 157.4 million, according to a statement made on January 18, 2007 by the Ministry of Labor and Social Security, or the MLSS. According to a February 21, 2006 statement by the MLSS, the Chinese government intends to expand program enrollment to 300 million by the end of 2010. Although it is designated as a national program, the implementation of the National Medical Insurance Program is delegated to China’s provincial governments, each of which publishes its own medicine catalog by reference to the national medicine catalog and, to a limited extent, by applying its own selection criteria. Xianling Gubao is included in the provincial medicine catalog of every province, meaning that the National Medical Insurance Program participants in every province can be reimbursed for purchases of Xianling Gubao either as a prescription medicine or as an OTC medicine. Since its inclusion in the provincial catalogs, sales of Xianling Gubao have increased significantly.

The rapid increase in the per capita disposable income of the Chinese urban residents and the increase of the number of elderly people in China have resulted in increased expenditures on prescription and OTC medicines in recent years, including traditional Chinese medicine. According to the Chinese Medical Statistical Yearbook 2005, the pharmaceutical market in China, based on sales revenues of prescription and OTC medicines, amounted to RMB211.9 billion (US$27.2 billion) in 2002, RMB269.2 billion (US$34.5 billion) in 2003, and RMB547.3 billion (US$70.1 billion) in 2004, representing a CAGR of 60.7% from 2002 to 2004. Traditional Chinese medicine accounted for approximately 30% of the total pharmaceutical market in each of those three years. China is expected to become the world’s fifth largest pharmaceutical market by 2010, according to a Boston Consulting Group media release on February 14, 2006. We have built and currently own and operate two manufacturing facilities with a combined floor space of 29,000m2, which can support 12 production lines. We implement quality control procedures in compliance with standards for Good Manufacturing Practice, or GMP standards, and the SFDA regulations to ensure consistent quality in our products. Our extensive distribution network enables us to distribute our products in all provinces in China.

In addition to Xianling Gubao, we manufacture and market a portfolio of 10 other modernized traditional Chinese medicines approved by the SFDA, including the following three principal products: Zaoren Anshen Capsules, an OTC medicine for treating insomnia, Moisturizing and Anti-Itching Capsules, an OTC medicine for treating inflammatory skin conditions, and Dianbaizhu Syrup, a prescription medicine for treating vertigo. We also manufacture 37 western medicines, although the contributions of these medicines to our net revenues are insignificant.

We believe that the pharmaceutical market in China presents an attractive and rapidly growing opportunity, which is driven by a number of positive trends including, but not limited to, strong per capita GDP growth, government-backed healthcare reimbursement systems, and the size and growth of the country’s aging population.

Our Strengths

We focus on the development, manufacturing, marketing and selling of Xianling Gubao and other modernized traditional Chinese medicines in China. We believe that our strong position in the traditional Chinese medicine segment is primarily attributable to the following strengths:

Market Leader in Traditional Chinese Medicine for the Treatment of Osteoporosis.    We believe that our flagship product, Xianling Gubao, is the market leader among modernized traditional Chinese medicines used for the treatment of osteoporosis in China. According to the SMERI report, Xianling Gubao accounted for more than 70% of all traditional Chinese medicines used for the treatment of osteoporosis from 2003 to 2005, based on sales from hospitals in 14 sample cities and retail pharmacies in 22 sample cities throughout China. The sample cities used by SMERI included metropolitan centers across China, such as Beijing, Shanghai and Guangzhou, and a number of relatively economically prosperous cities in the eastern provinces of China. Due to our leading marketing position in osteoporosis medicines, we believe that our brand name is highly recognized in this market segment throughout China.

Strong Science-based Marketing Efforts Targeting Physicians and Hospital Administrators.    Our prescription medicine sales force, consisting of more than 370 salespeople, employs a science-based marketing strategy in promoting Xianling Gubao to physicians and hospital administrators. Our science-based strategy is intended to enhance physicians’ and hospital administrators’ knowledge of osteoporosis and the therapeutic benefits of Xianling Gubao, thereby resulting in hospital administrators including Xianling Gubao on their hospital’s formulary and physicians prescribing Xianling Gubao to their patients. Our salespeople regularly promote Xianling Gubao to physicians and hospital administrators using our clinical study results, and organize osteoporosis-related academic seminars and conferences. We also sponsor clinical trials and testing of Xianling Gubao’s efficacy in the treatment of osteoporosis and other medical indications. Most of our salespeople hold college degrees in science or medicine, enabling them to communicate effectively with physicians and hospital administrators. This strategy has been implemented with success, as evidenced by the number of formulary hospitals for Xianling Gubao. In 2004, 2005 and 2006, 1,602, 1,982 and 2,257 Chinese hospitals included Xianling Gubao in their formulary, respectively, in each case based on internal company data gathered during the last week of each of these periods. Of these formulary hospitals for Xianling Gubao, 361 in 2004 and 441 in 2005 were “Class 3” hospitals, representing 38.7% and 46.6% of all “Class 3” hospitals in China, respectively. The number of “Class 3” formulary hospitals for Xianling Gubao increased to 488 in 2006.

Extensive OTC Marketing Efforts Targeting Retail Pharmacies and Consumers.    Our OTC medicine sales force currently consists of over 500 salespeople. We focus our OTC marketing on metropolitan centers and the relatively more affluent and developed eastern parts of China. Our OTC salespeople organize free educational lectures and free bone-density testing in local communities, and also distribute free sample products and gifts to consumers. Our OTC salespeople also educate pharmacy salespeople on Xianling Gubao’s benefits, and reward these pharmacy salespeople with gifts for encouraging consumers to purchase Xianling Gubao. In addition, we have launched nationwide and locally-focused advertising campaigns on television and in newspapers and magazines to enhance consumer awareness of Xianling Gubao. In 2005 and 2006, we had over 20,000 and over 37,000 stocking retail pharmacies for Xianling Gubao, respectively, in each case based on internal company data gathered during the last week of each of the two periods.

Inclusion in the National and Provincial Medicine Catalogs.    Since September 2004, Xianling Gubao has been in the national medicine catalog of the National Medical Insurance Program. It was subsequently included in the provincial medicine catalog of each province. Combined with our active marketing of Xianling Gubao, Xianling Gubao’s inclusion in the provincial medicine catalogs has significantly increased its sales. For example, Xianling Gubao was included in the provincial medicine catalogs of Zhejiang and Guangdong in August and October, 2005, respectively, and sales of Xianling Gubao increased by 339% in Zhejiang and by 127% in Guangdong in 2006, as compared to 2005. We believe that the National Medical Insurance Program will be expanded in the near future, in terms of both enrollment and funding.

Portfolio of SFDA-approved Medicines with Growth Potential.    In addition to Xianling Gubao, we also manufacture and market 10 other modernized traditional Chinese medicinal products, including Zaoren Anshen Capsules, an OTC medicine for treating insomnia, Dianbaizhu Syrup, a prescription medicine for treating vertigo, and Moisturizing and Anti-Itching Capsules, an OTC medicine for treating inflammatory skin conditions such as atopic dermatitis and non-specific rashes. Currently, Zaoren Anshen Capsules and Moisturizing and Anti-Itching Capsules are provincial catalog medicines in all provinces in China, and Dianbaizhu Syrup is a provincial catalog medicine in 30 provinces. All of these medicines are included in the national medicine catalog. As Xianling Gubao has been our primary marketing focus in recent years, we did not begin actively promoting these three other products until the second quarter of 2006. We intend to further leverage our sales channels and marketing resources for Xianling Gubao to enhance the promotion of these products.

Experienced Management Team and Motivated Staff.    Our management team has extensive experience in the traditional Chinese medicine sector, including in the area of operating in China’s healthcare regulatory environment. They have a proven track record of identifying, acquiring and developing modernized traditional Chinese medicinal products with good sales potential as well as successfully manufacturing, marketing and distributing modernized traditional Chinese medicine. We have experienced less than a 1% attrition among our management since 2003, and both our management team and staff are experienced in operating in the highly-regulated and rapidly-developing Chinese pharmaceutical sector. We also have a skilled and committed staff motivated by a performance-linked compensation, career-oriented training and career advancement opportunities.

Our Strategy

Our objectives are to maintain and strengthen the market leadership of Xianling Gubao in the osteoporosis medicine segment in China and to increase the sales of our other products. To achieve these objectives, we are implementing the following strategies:

Expand and Enhance Marketing of Xianling Gubao as a Prescription Medicine.    We aim to expand and enhance marketing of Xianling Gubao as a prescription medicine, primarily to our existing formulary hospitals and, to a lesser degree, by increasing the number of formulary hospitals. To achieve these goals, we intend to:

1)	expand our science-based sales force by hiring more medical school and science graduates, allowing us to increase the frequency and effectiveness of our hospital visits;

2)	reorganize our marketing resources by establishing a medical affairs group to focus on communications with, and provision of scientific data through educational seminars for, physicians and hospital administrators;

3)	train our salespeople to improve their marketing skills and improve their knowledge of osteoporosis and Xianling Gubao;

4)	expand promotion of Xianling Gubao beyond the orthopedics department and into other medical specialties that frequently treat patients with osteoporosis or who have potential risks for osteoporosis (mainly chronic users of corticosteroids), including gynecology, geriatrics, rheumatology, dermatology, respiratory diseases and nephrology; and

5)	partner with leading hospitals and physicians to conduct clinical trials on Xianling Gubao to develop and promote its use for the treatment of indications other than osteoporosis, such as osteoarthritis, ischemic bone necrosis and bone fractures.

Expand and Enhance Marketing of Xianling Gubao as an OTC Medicine.    We aim to enhance and expand our marketing of Xianling Gubao as an OTC medicine, primarily by increasing the number of new stocking retail pharmacies and, to a lesser degree, by increasing sales at our existing stocking retail pharmacies. To attain these goals, we intend to:

1)	reinforce our OTC sales force by

a)	increasing its size, to allow it to cover pharmacies that currently do not stock our products and to increase the frequency of our retail pharmacy visits;

b)	establishing a separate group within the sales force to focus on community activities, including organizing educational lectures and free bone-density testing; and

c)	providing training to our salespeople to improve their marketing skills.

2)	continue to advertise our products on national and local television networks, major newspapers and magazines, and begin to advertise our products on major Chinese Internet portals;

3)	continue to engage in promotions in retail stores and local communities by

a)	offering free product samples to consumers;

b)	educating pharmacy salespeople on the therapeutic benefits of our products, and rewarding them with non-cash gifts for recommending our products to consumers; and

c)	organizing free educational lectures and free bone-density testing for local communities.

4) engage in direct consumer marketing by

a)	collecting relevant marketing information through various sources to expand our telemarketing and direct mail database;

b)	expanding consumer hotlines and direct mailings in key regions to respond to consumers’ inquires and collect consumer information for our telemarketing and direct mail database, enhancing our ability to promote our products with follow-up calls and direct mail; and

c)	expanding our Xianling Gubao Club, a loyalty program through which members receive discounts for future purchases and information on osteoporosis and other bone-related diseases.

Enhance Marketing of Other SFDA-Approved Products.    As we expand our prescription and OTC sales forces for Xianling Gubao, we will aim to simultaneously increase the sales promotion of three of our other SFDA-approved products: Zaoren Anshen Capsules, an OTC medicine for treating insomnia; Dianbaizhu Syrup, a prescription medicine for treating vertigo; and Moisturizing and Anti-Itching Capsules, an OTC medicine for treating inflammatory skin conditions. As Xianling Gubao has been our primary marketing focus in recent years, we did not begin actively promoting these three products until the second quarter of 2006. We believe that we can further leverage our existing prescription and OTC medicine sales forces, distribution channels and other marketing resources for Xianling Gubao to enhance the promotion of these three medicines. In addition, our established brand name and reputation will also be instrumental in marketing these three medicines.

Commercialize and Continue to Broaden Our Product Pipeline.    We aim to develop a number of product candidates that we believe have good commercialization potential. For example, in September 2006, we received SFDA approval to conduct clinical trials for Yushuda Tablets, a modernized traditional Chinese medicine tested for the treatment of depression. We also filed an application with the SFDA to conduct clinical trials for methylthioninium chloride and procainimide injection, a western medicine for the treatment of post-surgical acute pain. We are actively developing one traditional Chinese medicine for the prevention of osteoarthritis that is based on certain active ingredients from Xianling Gubao. In addition, we have initiated Phase III studies for new modernized traditional Chinese medicines for the treatment of menstrual pain and anxiety.

Pursue Strategic Acquisition and Licensing Opportunities.    The traditional Chinese medicine sector is highly fragmented, offering opportunities for relatively large companies like us to consolidate. We plan to selectively pursue acquisitions and licensing opportunities to obtain proprietary compounds or compound classes, products, products in development and technologies that we believe will enable us to leverage our existing infrastructure and marketing force. Potential acquisition targets will be companies that are leaders in niche markets or have exclusive products with significant market potential. We believe that strategic acquisitions and licensing may provide an effective means to broaden our product lines, increase our revenue and add to our research and development capabilities. We also intend to form joint ventures with companies that have well-developed processes and resources, a broad customer base or proprietary technologies that can complement our existing business.

Industry Background and Market Opportunities

Health Care Spending

The rapid increase in the per capita disposable income of Chinese urban residents and the increase in the number of elderly people in China in recent years have resulted in increasing spending on prescription and OTC medicines, including traditional Chinese medicine. The International Monetary Fund, or IMF, reported that per capita GDP in China increased from US$945.6 in 2000 to US$1,708.6 in 2005, representing a CAGR of 12.6%. According to the China Statistical Abstract 2006, the annual per capita disposable income of Chinese urban residents increased to RMB10,493 (US$1,344.5) in 2005 from RMB6,280 (US$804.7) in 2000, representing a CAGR of 10.8%, and during the same period the annual per capita expenditures on healthcare and medical services by Chinese urban residents increased to RMB600.9 (US$77.0) in 2005 from RMB318.1 (US$40.8) in 2000, representing a CAGR of 13.6%.

According to the Chinese Medical Statistical Yearbook 2005, China’s pharmaceutical market, based on both prescription and OTC medicine sales, increased at a CAGR of 60.7% from 2002 to 2004, and traditional Chinese medicine accounted for approximately 30% of the market in each of those years. The following table sets forth the market sizes of medicine and traditional Chinese medicine sold in China from 2002 to 2004:

We believe that China’s aging population is a key contributor to the increased expenditures on medicines because elderly people on average spend more on healthcare than younger people. In China, each urban resident over age 60 on average spent approximately RMB984.0 (US$126.1) on medicines in 2000, five times the average spending by an urban resident below age 60 in the same year, according to the China Industry Development Report for the Pharmaceutical Industry 2004 published by the China National Information Center. The portion of the Chinese population aged 60 and above has increased in both absolute numbers and as a percentage of the total population, and this trend is likely to continue in the next few decades. According to two surveys conducted by the National Bureau of Statistics in 2000 and 2005, the number of people in China aged 60 and above was approximately 130.0 million in 2000, or 10.5% of China’s entire population, and this number increased to approximately 144.1 million by 2005, representing 11.0% of the population.

The following chart illustrates the projected growth trend of China’s aging population for the period from 2006 to 2010:

National Medical Insurance Program

The National Medical Insurance Program, introduced in 1999, is the largest medical insurance program in China. As of the end of 2006, the number of participants enrolled in this program was 157.4 million, according to a statement made by the MLSS on January 18, 2007. According to a February 21, 2006 statement by the MLSS, the Chinese government intends to expand the program enrollment to 300 million of China’s urban population by the end of 2010. The Chinese government has recently announced a plan to merge the medical plans for Chinese national government employees working in Beijing, which currently are entirely financed by the national government, into the National Medical Insurance Program by 2010. We believe that only a small percentage of the Chinese population can afford commercial insurance plans and that a majority of the Chinese population has no medical insurance coverage.

The National Medical Insurance Program is funded primarily by provincial governments and, to a lesser degree, by program participants and their employers. The program has two types of accounts: individual accounts and social pool accounts. Each participant has an individual account that holds all contributions from the participant and 30% of the contributions from his or her employer. The amounts of the employer’s and the participant’s contributions are determined as fixed percentages of the participant’s salary. An increase in the participant’s salary will increase the size of both contributions to the participant’s individual account, subject to a fixed monthly cap that varies from city to city and may be adjusted from year to year. A participant may claim reimbursement from his or her individual account for prescription medicines, OTC medicines and other out-patient and in-patient medical expenses. The maximum amount available for reimbursement for an individual program participant is capped at a level equal to the balance in that individual’s account. In addition to individual accounts, the National Medical Insurance Program in each province also includes a social pool account, which holds the contributions from the provincial government as well as the remaining 70% of employer contributions. The social medical expense pool is used to pay for hospitalization costs and in-patient related charges incurred by the participants, subject to certain co-payments, exclusions and limitations. Other than in the relatively more affluent eastern provinces in China, many provincial governments have not fully funded the provincial social medical expense pools, which results in delay or failure in reimbursing the hospitalization costs and other in-patient related expenses of National Medical Insurance Program participants.

The following table sets forth the total funding of the National Medical Insurance Program from 2001 to 2005:

The national medicine catalog of the National Medical Insurance Program provides guidance on which prescription and OTC medicines are included in the program and to what extent the purchases of these medicines are reimbursable. The implementation of the National Medical Insurance Program is delegated to provincial governments, each of which has established its own medicine catalog. National catalog medicines are divided into Tier 1 and Tier 2 medicines. A program participant can be reimbursed for the full cost of a Tier 1 medicine and for 80-90% of the cost of a Tier 2 medicine if the tier under which a medicine falls is confirmed by the provincial medicine catalog of a province where the participant resides. A provincial government is required to include all Tier 1 medicines listed in the national medicine catalog in its provincial medicine catalog, but may use its discretion based on its own selection criteria to add other medicines to, or exclude Tier 2 medicines listed in the national medicine catalog from, its provincial medicine catalog, so long as the combined number of the medicines added and excluded does not exceed 15% of the number of the Tier 2 medicines. In addition, a provincial government may use its discretion to upgrade a nationally classified Tier 2 medicine to Tier 1 in its provincial medicine catalog, but may not downgrade a nationally classified Tier 1 medicine to Tier 2. Inclusion of a medicine in the national and provincial medicine catalogs is based on a number of factors, including price and efficacy. For purchases of provincial catalog medicines to be reimbursable under the program, these medicines must be purchased from hospitals or retail pharmacies authorized under the National Medical Insurance Program. We understand that almost all state-owned hospitals are designated as authorized hospitals under the National Medical Insurance Program. We believe that inclusion of a medicine in a provincial medicine catalog can substantially improve sales of the medicine in the respective Chinese province because:

•	The eligibility for reimbursement makes this medicine more affordable to program participants; and

•	The inclusion enhances public perception that the medicine is safe and reliable because the inclusion process requires additional examination and testing of the medicine.

Prescription Medicines and Hospitals

Most people in China seek both in-patient and out-patient medical treatments at state-owned hospitals, where doctors may only prescribe medicines that are listed on the hospital’s formulary. Hospital administrators generally decide whether to include a particular medicine on their formulary based upon a number of factors, including doctors’ interest in prescribing the medicine, the cost of the medicine, the perceived efficacy of the medicine and the hospital’s budget. Unlike in the United States, where patients typically fill their prescriptions at pharmacies unaffiliated with hospitals, out-patients in China typically fill their prescriptions at hospital pharmacies.

Hospitals in China are classified under the Ministry of Health-administered hospital classification system into three classes based upon a number of factors, including reputation, the number of doctors and nurses, total number of in-patient beds, equipment and expertise. The best and largest hospitals are designated as “Class 3” hospitals, and the second and third tiers as “Class 2” and “Class 1,” respectively. In 2005, 946 and 5,156 out of 18,703 total Chinese hospitals were designated as “Class 3” and “Class 2” hospitals, respectively, according to the PRC Ministry of Health statistics.

Substantially all hospitals in China are owned and operated by the government. State-owned hospitals generally have effective monopolies in their respective geographic areas, enabling them to use their market power to obtain prescription medicines from pharmaceutical companies at lower prices.

OTC Medicines and Retail Pharmacies

While out-patients in China generally fill their prescriptions at hospital pharmacies, they primarily purchase OTC medicines from retail pharmacies. To the extent that a medical condition can be treated with an OTC medicine, many Chinese people choose to purchase an OTC medicine instead of seeing a doctor in a hospital for a prescription medicine.

The retail pharmacy sector in China is highly fragmented. Retail pharmacies in China include pharmacy chain stores, individual stores, retail chain stores with OTC counters, and OTC counters in supermarkets. While they are expanding quickly, neither pharmacy chain stores nor retail chain stores with OTC counters have developed a nationwide presence in China. As a result, retail pharmacies tend to have less bargaining power than hospitals in procuring medicines from pharmaceutical companies.

A small portion of retail pharmacies in China is authorized under the National Medical Insurance Program. A program participant may be reimbursed for the cost of a medicine included in the provincial medicine catalog only if he or she purchases that medicine from an authorized retail pharmacy. We refer to these pharmacies as authorized pharmacies.

In 2004, the Chinese government authorities began to enforce the regulation prohibiting advertisement of prescription medicines through mass media. However, OTC medicine can be advertised in the mass media. We believe that Chinese consumers purchase OTC medicines based upon brand name recognition and price. Consumers gain familiarity with an OTC medicine through advertising, word-of-mouth and recommendations by pharmacy salespeople.

Traditional Chinese Medicine

We believe that due to traditional Chinese medicine’s role in Chinese culture and the government’s support, traditional Chinese medicine is and will remain mainstream medicine in China. We also believe that a majority of Chinese consumers gives equal consideration to western medicine and traditional Chinese medicine in choosing a medicine. According to the Chinese Medical Statistical Yearbook 2005, traditional Chinese medicine accounted for approximately 30% of all medicines sold in China, based upon the sales revenues for each year between 2002 and 2004.

Traditional Chinese medicine has been widely used in China for thousands of years and is therefore deeply ingrained in Chinese culture. The theory underlying traditional Chinese medicine is that the human body is a dynamic energy system, or Qi, that needs to harmonize and balance the different energies within it. Under this theory, a person becomes ill because his or her body experiences disharmony or an imbalance of energy. Traditional Chinese medicine seeks to restore harmony and the balance of energy within the patient’s body, thereby preventing, mitigating or curing diseases.

Historically, traditional Chinese medicine consisted primarily of mixtures of dried herbs and, in some cases, animal parts and minerals. These mixtures would be boiled and simmered at home to create a medicinal tea or soup. These liquid concoctions were inconvenient to prepare and take, and their dosage and quality were inconsistent due to varied methods of preparation and differences in the quality of ingredients. In recent decades, however, pharmaceutical companies in China have applied modern production technologies to extract active ingredients out of the mixtures and formulate the extracts into a variety of dosage forms such as tablets, capsules and granules, which we refer to as modernized traditional Chinese medicines. These modernized formulations offer patients convenient forms of traditional Chinese medicine and also substantially improve their quality, consistency and dosage precision.

In general, traditional Chinese medicine has long been perceived by many Chinese to be safe and efficacious, while causing fewer side effects than western medicine. Regulations regarding the safety and efficacy of traditional Chinese medicine in China are administered by the SFDA, the same regulatory agency responsible for oversight of western medicine.

In 2005, 2,620 out of a total of 18,703 Chinese hospitals were designated as traditional Chinese medicine hospitals, according to the PRC Ministry of Health statistics. In addition to these traditional Chinese medicine hospitals, a significant majority of hospitals in China, including western medicine hospitals, has a department dedicated to traditional Chinese medicine, and doctors with western medical training in other departments of the hospital can also prescribe traditional Chinese medicine to their patients. By the end of 2005, China had 23 government medical schools specializing in traditional Chinese medicine education and practice. Western medical schools in China also offer traditional Chinese medicine curricula to their students.

The Chinese government is committed to supporting and promoting the development of traditional Chinese medicine. In the PRC pharmaceutical industry five-year plan released in June 2006 by the National Development and Reform Commission, or the NDRC, the NDRC identified traditional Chinese medicine, particularly traditional Chinese medicines used for the treatment of diseases prevalent among middle-aged and elderly people, as a priority area that will receive governmental support. The State Administration of Traditional Chinese Medicine, a national government agency, formulates traditional Chinese medicine industry policies for the development of traditional Chinese medicine and provides research grants for traditional Chinese medicine research and development.

In 2004, the Chinese government updated the 2000 national medicine catalog of the National Medical Insurance Program and increased the number of traditional Chinese medicines included in the catalog by 98.3%, from 415 to 823. After the update, the number of traditional Chinese medicines, as a percentage of the total medicines included in the 2004 national medicine catalog, increased to 44.4% from the previous level of 36.4% in the 2000 national medicine catalog. The 2004 national medicine catalog is the current and latest version of the national medicine catalog.

The Market for Osteoporosis Medicine

Osteoporosis results from an imbalance between bone formation and resorption. Bone formation and resorption occur as part of the normal bone metabolism and turnover. However, in osteoporosis patients bone resorption occurs at a faster rate than bone formation. As a result of this imbalance, bones become fragile and more prone to fractures, often resulting in severe disability and increased mortality rates.

According to a PRC government survey, in 2000, approximately 29 million people aged 60 or above in China suffered from osteoporosis. According to the Pathology Study Report on Osteoporosis in Certain Regions in China, prepared in 2000 by the Medical Research Institute for Elderly Endemic Diseases, which is an institute affiliated with the Ministry of Health, the prevalence rate of osteoporosis in China was 22.6% among Chinese people over the age of 60 and was over 50.0% among people over the age of 80. According to a report from Xinhua News Agency, the official news agency in China, the annual medical costs for osteoporosis in China amounted to at least RMB15 billion (US$1.9 billion) based on information released from an osteoporosis expert conference held in China in observance of October 20 as “World Osteoporosis Day” on October 20, 2006.

The standard of care for osteoporosis treatment in China is different from that in the United States. In the U.S., anti-resorptive drugs such as bisphosphonates, selective estrogen receptor modulators and calcitonin are recommended to treat osteoporosis, as they reduce bone loss and thus retard progression of the disease. Anabolic drug therapy, which leads to bone formation, is recommended in more severe cases. In China, calcium supplements and anti-resorptive and anabolic drugs are also available and used. Osteoporosis in China is also treated by a variety of SFDA-approved prescription and OTC traditional Chinese medicines including our product, Xianling Gubao. In addition to the validation of the safety and efficacy of traditional Chinese medicine for the treatment of osteoporosis provided by the SFDA, we believe that the use of these medications in China is also driven by their affordability relative to higher-priced anti-resorptive and anabolic drugs. Anti-resorptive and anabolic drugs are generally more expensive than the traditional Chinese medicine for the treatment of osteoporosis and are mostly not reimbursable under the National Medical Insurance Program for the treatment of osteoporosis. The side effect profile and dosing regimen of traditional Chinese medicines are also perceived by many physicians and patients as being relatively more benign than those of the bisphosphonates, which cause frequent gastrointestinal side effects, including esophagitis and gastrointestinal discomfort.

Clinical Trial Costs

Lower labor costs and infrastructure costs in China have provided China-based pharmaceutical companies with significant cost-saving advantages in conducting clinical trials. According to an August 2005 research report issued by Frost and Sullivan, an international market research firm, the costs of clinical trials in China for new western medicines are approximately half of those in the United States or Western Europe. These advantages enable China-based pharmaceutical companies to maximize value from their product development.

Products

We manufacture 48 products, consisting of 11 modernized traditional Chinese medicines and 37 western medicines. Our principal products are four modernized traditional Chinese medicines:

Selected Marketed Drugs	Indication	Status	Next Milestone
Xianling Gubao	Osteoporosis (Prescription)	Marketed	—
	Osteoarthritis (Prescription)	Marketed	—
	Ischemic bone necrosis (Prescription)	Marketed	Release of Phase IV clinical data in the first half of 2008
	Bone fractures (Prescription)	Marketed	—

	Osteoporosis (OTC)	Marketed	—

Zaoren Anshen Capsules	Insomnia	Marketed	—

Moisturizing and Anti-Itching Capsules	Inflammatory skin conditions	Marketed	—

	Vaginal pruritis	Pre-Phase II	Initiation of Phase II trial in 2008

	Pruritis associated with diabetes	Pre-Phase II	Initiation of Phase II trial in 2008

Dianbaizhu Syrup	Vertigo	Marketed	Completion of Phase IV trial in the second half of 2007

In 2005 and 2006, the total sales of Zaoren Anshen Capsules, Moisturizing and Anti-Itching Capsules and Dianbaizhu Syrup together accounted for 3.2% and 5.8% of our net revenues, respectively.

Xianling Gubao

We sell Xianling Gubao both as a prescription and as an OTC medicine. While there is no substantive difference between the two versions, as a prescription medicine, Xianling Gubao is approved by the SFDA for the treatment of osteoporosis, osteoarthritis, ischemic bone necrosis and bone fractures. As an OTC medicine, it is approved for the treatment of osteoporosis. Beginning in 2006, we began to use different labels to distinguish Xianling Gubao in its OTC form from its prescription form.

Xianling Gubao is a formulation comprised of extracts of six different plants, including barrenwort. Xianling Gubao was first developed by Professor Guangda Shi of the Guiyang Traditional Chinese Medicine Center, based on a traditional recipe from the Miao tribe, an ethnic minority group that lives in Guizhou province and outlying areas in the Southwest China. In 1995, Prof. Shi and four other individuals founded Guizhou Xianling Pharmaceutical Co., Ltd., or Guizhou Xianling. As one of its founders, Prof. Shi transferred to Guizhou Xianling as his capital contribution all of his proprietary rights in Xianling Gubao, including know-how and trade secrets relating to Xianling Gubao. Following Prof. Shi’s capital contribution, Guizhou Xianling became the sole and exclusive owner of these proprietary rights. In May 1997, Mr. Xiaochun Wang, our chief executive officer and chairman of the board, purchased from Guizhou Xianling’s shareholders 96.7% of the equity interests in this company for RMB580,000 (US$74,300). Guizhou Xianling was then renamed as Tongjitang Pharmaceutical. According to our pre-clinical trials, we believe that Xianling Gubao’s efficacy in treating and preventing osteoporosis may be due to the presence of significant levels of phytoestrogens in barrenwort extracts. These phytoestrogens may work through selective regulation of estrogen receptors to improve bone strength and potentially reduce the incidence of osteoporosis, while not causing estrogen-mediated side effects.

We have conducted two double-blind, placebo-controlled trials of Xianling Gubao for the treatment of osteoporosis in a total of 175 patients. In these trials, the subjects received either Xianling Gubao or a placebo, a substance that is not a drug but bears nearly identical physical attributes, such as appearance, weight and taste, to the drug itself. In addition, neither the subjects themselves nor the experimenters administering the trials knew which substance the subjects took during the trials. Double-blind, placebo-controlled trials are designed to minimize any bias in the subjects and the experimenters which could influence the results of the trials.

One trial evaluated 85 osteoporosis patients who took either Xianling Gubao or the placebo. Forty-three of 85 subjects took Xianling Gubao, and the other 42 took the placebo. The trial compared the means of bone mineral density changes in two groups at three time points (baseline, 12 and 24 months), using body weight as a covariate, or independent variable. Fisher’s exact probability test, a statistical analysis that calculates an exact probability value for the relationship between two variables, was used to compare bone mineral density changes between the active and placebo groups. The percentage difference in bone mineral density between the active and placebo group at the lumbar spine was statistically significant at both 12-months (2.7%, P=0.044) and 24-months (3.7%, P=0.006), whereas the difference in femoral neck was not statistically significant at 12-months (2.5%, P=0.061) but was statistically significant at 24-months (3.2%, P=0.008). A “p-value” is a mathematical calculation used to determine the statistical validity of experimental results. A p-value of 0.0001 means that the probability that this result occurred by chance is one in 10,000. Statistical significance is usually defined as a p-value of less than 0.05, which means that the probability that this result occurred by chance is less than one in 20. A lower p-value indicates a greater likelihood that the observed result did not occur by chance, and therefore implies greater statistical significance.

We are currently conducting a Phase IV, randomized, double-blind trial to evaluate Xianling Gubao for the prevention of ischemic bone necrosis, a common side effect of systemic steroid use. Approximately 800 patients who take systemic steroid therapy will be randomized at 10 major medical centers to either Xianling Gubao or placebo. The dose of Xianling Gubao will be approximately twice that currently marketed. Patients will be evaluated after six months by MRI to determine the presence of ischemic bone necrosis. Data are expected in the first half of 2008.

In 1996, Xianling Gubao was approved for production under a provincial production standard issued by Guizhou Provincial Health Department, which was the competent medicine approval authority in Guizhou province prior to the establishment of the SFDA. We began manufacturing Xianling Gubao capsules in May 1996 and Xianling Gubao tablets in April 2000. In 2002, with the SFDA’s approval, we began producing Xianling Gubao pursuant to a provisional national production standard, or provisional standard. In 2004, we applied to the SFDA for conversion of this provisional standard to a national final production standard, or final standard, and the application is currently under review.

Xianling Gubao was included in the national medicine catalog of the National Medical Insurance Program in September 2004. It is currently included in the provincial medicine catalogs of all provinces in China. A majority of provincial medicine catalogs have classified Xianling Gubao as a Tier 2 medicine, meaning that purchases of Xianling Gubao are 80-90% reimbursable for National Medical Insurance Program participants. In a few other provinces, including Shanghai and Beijing, our major markets, Xianling Gubao has been upgraded as a Tier 1 medicine, meaning that purchases of it are 100% reimbursable for program participants.

In July 2005, we entered into an agreement with the Beijing University of Traditional Chinese Medicine to jointly develop a new generation of Xianling Gubao products with greater potency, therapeutic efficacy and a higher level of dosing convenience. We plan to launch our next generation of Xianling Gubao capsules in 2008. The Beijing University of Traditional Chinese Medicine has also agreed to conduct research on new process technologies and new quality standards for Xianling Gubao capsules.

In October 2005, we contracted Synarc, Inc., a U.S.-based company providing central radiology services for clinical trials, to test the efficacy and safety of Xianling Gubao under the criteria established by the U.S. Food and Drug Administration. These trials are being conducted in several hospitals in China as study centers and are expected to be completed in June 2007.

In December 2006, we applied to register Xianling Gubao as a “food additive” in Singapore. We chose to pursue this type of registration because traditional Chinese medicines are normally registered under this category in Singapore. The application is currently under review by the Singapore Centre for Pharmaceutical Administration.

Xianling Gubao is the most important contributor to our revenues. In 2004, 2005 and 2006, sales of Xianling Gubao were RMB161.3 million, RMB230.4 million and RMB374.6 million (US$48.0 million), accounting for 68.7%, 66.6% and 77.2% of our net revenues, respectively.

Zaoren Anshen Capsules

Zaoren Anshen Capsules are an OTC medicine used to treat insomnia and improve sleep quality. Zaoren Anshen Capsules are a formulation comprised of three plant extracts and contain active ingredients previously described in traditional Chinese medicine literature as having sedative and sleep-inducing properties. In particular, extract of Zizyphus Hu, one of the plants used in Zaoren Anshen Capsules, has demonstrated inhibitory effects on excitatory signal pathways in the brain of test animals. Another active ingredient in Zaoren Anshen Capsules, beta-sitosterol, has been shown to reduce anxiety in test animals.

Zaoren Anshen Capsules were first developed by Qihuang Pharmaceutical Industry Technology Investment Co., Ltd., from which we acquired Zaoren Anshen Capsules in August 1999 for RMB361,000

(US$46,200). In this transaction we acquired the new medicine certificate for this medicine, its production approval as well as the related production technology, giving us all proprietary rights with respect to this medicine. We do not have ongoing obligations to Qihuang Pharmaceutical Industry Technology Investment Co., Ltd. in respect of Zaoren Anshen Capsules. We received the SFDA’s approval for production of Zaoren Anshen Capsules under a provisional standard in 2001 and began production in the same year. In February 2001, we obtained a certificate of new medicine for Zaoren Anshen Capsules, which expired on February 4, 2007, and currently we do not have the exclusive right to produce Zaoren Anshen Capsules. In April 2006, we received the final standard for Zaoren Anshen Capsules. See “Regulations—Regulations Relating to Pharmaceutical Industry—Registration and Approval of Medicine.”

In 1998, we conducted an active-control, double-blind trial of Zaoren Anshen Capsules in 120 patients with symptoms of insomnia and anxiety. Sixty of the 120 patients took Zaoren Anshen for four weeks and, for the same period of time, the other 60 patients took a control drug that is an SFDA-approved traditional Chinese medicine widely used for treatment of insomnia in China. Approximately 91.7% of the patients who took Zaoren Anshen Capsules, as compared to 86.7% of the patients who took the other SFDA-approved medicine, reported improvement in their symptoms (p=0.396). While these results were not statistically sufficient, this data was sufficient for SFDA approval at Zaoren Anshen for insomnia.

Zaoren Anshen Capsules have been in the national medicine catalog since September 2004 and are currently included in the provincial medicine catalogs of all provinces in China. A majority of provincial medicine catalogs has classified Zaoren Anshen Capsules as a Tier 2 medicine. In Beijing, one of our major markets, this medicine has been upgraded to a Tier 1 medicine.

In 2005 and 2006, sales of Zaoren Anshen Capsules were RMB4.1 million and RMB12.0 million (US$1.5 million), representing 1.2% and 2.5% of our net revenues, respectively. Sales of Zaoren Anshen Capsules increased as a percentage of our net revenues in 2006 as we began to advertise Zaoren Anshen Capsules in 2006.

Moisturizing and Anti-Itching Capsules

Moisturizing and Anti-Itching Capsules, based on a formulation comprised of six plant extracts, are an OTC medicine used for the treatment of severe itchiness caused by multiple conditions, including dry skin, skin rashes, dermatitis and aging skin. In pre-clinical trials, Moisturizing and Anti-Itching Capsules were shown to reduce the reaction of guinea pigs to histamine, a substance that causes local inflammation and itchiness and is the target for antihistamines, one of the leading western medicines prescribed for itchiness. In addition, animal tests show that Moisturizing and Anti-Itching Capsules have an anti-inflammatory effect.

We conducted clinical trials on Moisturizing and Anti-Itching Capsules involving 53 patients who had been diagnosed with itchiness from various causes. For two weeks, 37 of the 53 patients received Moisturizing and Anti-Itching Capsules and the remaining 16 received another SFDA-approved and widely used traditional Chinese medicine for the treatment of the same symptoms. Approximately 99.1% of the 37 patients who took Moisturizing and Anti-Itching Capsules experienced significant improvement in itching symptoms and associated skin damage, while 75.0% of the 16 patients who took the other medicine experienced a similar degree of improvement. The improvement of 91.3% as compared with 75.0% was statistically significant (p=0.025).

Moisturizing and Anti-Itching Capsules were first developed by Guizhou Medicinal Botanical Garden and were transferred to Mr. Chun Li for RMB200,000 (US$25,600) in November 1998. In September 1999, we purchased from Mr. Li Moisturizing and Anti-Itching Capsules for RMB226,000 (US$28,900), including its production approval and the related production technology giving us all proprietary rights with respect to this medicine. We do not have ongoing obligations to Guizhou Medicinal Botanical Garden in respect of Moisturizing and Anti-Itching Capsules. We received SFDA approval for production of this medicine in 2002 under a provisional standard. In 2004, we applied to the SFDA to convert the provisional standard of Moisturizing and Anti-Itching Capsules to a final standard, and currently the application is under review.

We are currently designing a clinical trial to investigate the use of Moisturizing and Anti-Itching Capsules for the treatment of vaginal and diabetic pruritus, or itching and plan to commence the trial in 2008.

Moisturizing and Anti-Itching Capsules have been included in the national medicine catalog since September 2004 and are currently included in the provincial medicine catalogs of all provinces in China. A majority of the provincial medicine catalogs has classified this medicine as a Tier 2 medicine. In Beijing, this medicine has been upgraded to a Tier 1 medicine.

In 2005 and 2006, sales of our Moisturizing and Anti-Itching Capsules were RMB5.4 million and RMB10.2 million (US$1.3 million), representing 1.6% and 2.1% of our net revenues, respectively.

Dianbaizhu Syrup

Dianbaizhu Syrup is a prescription medicine used to treat vertigo, which is a feeling of dizziness when one’s sense of balance has been disrupted. It is made up of an extract from Gaultheria yunnanensis (Franch) Rehd. The efficacy of Dianbaizhu Syrup may be due to its effect in increasing the volume of blood flow in the patient’s heart and brain.

One of the trials conducted on Dianbaizhu Syrup evaluated 182 patients with Meniere’s disease, a common cause of vertigo. Ninety-four patients of the 182 patients took Dianbaizhu Syrup, while the remaining 88 patients took an active control drug, namely Venoruton (Trihydroxyethylrutoside) injection, which is a western medicine approved by the SFDA for the treatment of vertigo. Ninety-one or 96.9% of the patients in the treatment group, as compared with 77 or 87.6% of the patients in the control group, reported either the disappearance of vertigo symptoms or a significant reduction in vertigo symptoms. This improvement (96.9% compared with 87.6%) was statistically significant (p=0.019). Another trial compared Dianbaizhu Syrup with Flunarizine, an injectible western medicine approved by the SFDA and commonly used in the treatment of vertigo symptoms. This trial involved a total of 83 patients, 42 of whom took Dianbaizhu Syrup and the remaining 41 of whom took Flunarizine for four weeks. Both groups presented significant improvement in vertigo symptoms although not at a statistically significant level.

Dianbaizhu Syrup was first developed by Guiyang No. 2 Pharmaceuticals Manufacturing Factory, a state-owned enterprise. In 2003, this entity experienced severe financial difficulties and, following the approval of the Guiyang municipal government, was merged into Tongjitang Pharmaceutical in consideration of our assumption of all the outstanding indebtedness of this entity. As a result of this merger, we succeeded to all assets and liabilities of this entity, including assumption of debts of RMB21.7 million and the ownership of Dianbaizhu Syrup, its production approval and the related production technology, giving us all proprietary rights with respect to this medicine. We do not have any ongoing obligations to Guiyang No. 2 Pharmaceuticals Manufacturing Factory in respect of Dianbaizhu Syrup. In June 2001, Dianbaizhu Syrup was approved by the SFDA and was designated as a new medicine, which provided the manufacturer with exclusive production rights for eight years until June 28, 2009. We began production of this medicine on a trial basis in 2004 pursuant to a provisional standard. In April 2006, we received the final standard for Dianbaizhu Syrup. In order to promote Dianbaizhu Syrup backed by more clinical data, we voluntarily conducted additional clinical trials on this medicine before we mass produced the product. Beginning in late third quarter of 2006, we started mass production and marketing of this medicine.

In October 2006, we initiated a Phase IV clinical trial to further evaluate the efficacy and safety of Dianbaizhu Syrup. The first stage of this trial, expected to be completed in the second half of 2007, is to be conducted at 10 hospitals in China on approximately 500 patients who have experienced typical symptoms of vertigo. We intend to eventually conduct the trial on an additional 1,500 patients in subsequent stages.

Dianbaizhu Syrup has been included in the national medicine catalog since September 2004, and it is currently included in the provincial medicine catalogs of all Chinese provinces other than Guangxi. A majority of the provincial medicine catalogs has classified Dianbaizhu Syrup as a Tier 2 medicine. In Beijing, Dianbaizhu Syrup has been upgraded to a Tier 1 medicine.

We had not focused on promoting Dianbaizhu Syrup until 2006. Our sales of Dianbaizhu Syrup were RMB1.6 million, or 0.5% of our net revenues, in 2005 and RMB5.7 million (US$730,000), or 1.2% of our net revenues, in 2006.

Calcium Supplements.    In 2005 and 2006, sales of calcium supplements amounted to RMB39.3 million and RMB37.4 million (US$4.8 million), representing 11.4% and 7.7% of our net revenues, respectively. We have phased out the production of calcium supplements and are currently depleting inventories of calcium supplements in order to solely promote Xianling Gubao for the treatment of osteoporosis.

Other Medicines

In addition to the four principal products and calcium supplements, we also produce and sell the following other medicines:

Medicines	Function	Indication
Compound Glycyrrhiza Oral Solution	Relieves cough and expectoration	Treatment of upper respiratory infections

Jiao Ti Guo Jiao Bi Capsules	Protects stomach lining	Prevents gastritis and ulcers

Bu Shen Yi Lao Capsules	Invigorates kidney and improves Qi	Improves memory, breathing, hearing, and general malaise

Xin Nao Kang Capsules	Improves coronary, cerebral, and peripheral circulation	Treatment of stroke and coronary artery disease

Tong Luo Gu Zhi Ning Plaster	Improves circulation	Treatment of joint pain

Ya Tong Ding Compound	Improves blood circulation	Treatment of toothache, gingivitis and cavities

Product Pipeline.    We are actively developing a number of new medicines and formulations that were primarily acquired from third parties, as well as through joint research and development with universities and research institutions. As of December 31, 2006, we were at different stages of developing 11 product candidates. The following chart sets forth the seven product candidates that we believe have the highest potential for commercialization:

Selected Pipeline Candidates	Indication	Status	Next Milestone
Jing Tong Ting	Menstrual pain	Phase III ongoing	Release of clinical data in the second half of 2007

Da An Granules	Anxiety	Phase III ongoing	Release of clinical data in the second half of 2008

Selected Pipeline Candidates	Indication	Status	Next Milestone

Yushuda Tablets	Depression	Phase III design ongoing	Initiation of clinical trial in the second half of 2007

Dan Xian Kang Gu Capsules	Ischemic necrosis	Approved by SFDA to conduct Phase III	Initiation of clinical trial in the first half of 2007

Methylthioninium Chloride and Procainimide Injection	Post-surgical acute pain	Application filed with SFDA for conducting clinical trials	—

OA-008	Osteoarthritis	Pre-clinical	—

Xianling Gubao Chewable Tablets	Osteoporosis	Pre-clinical	—

Phases II, III and IV used in China are comparable to the similar phases of clinical trials involved in obtaining marketing approval from the U.S. Food and Drug Administration. Under the Administrative Measures on the Registration of Pharmaceutical Products promulgated by the SFDA, the three phases refer to:

“Phase II”: Evaluation of safety, dosing and efficacy.

“Phase III”: Larger scale evaluation of safety and efficacy.

“Phase IV”: Post-approval supervision of safety and efficacy.

Marketing and Sales

Prior to 2004, our third-party distributors, rather than us, marketed our products to hospitals and retail pharmacies outside of Guizhou province. In 2004, we began to market our products and phased out our marketing arrangements with these distributors. Since 2005, we have relied solely on our own marketing efforts.

Prior to the last quarter of 2004, we sold Xianling Gubao through distributors only to hospitals as a prescription medicine. Since then, we also have been selling Xianling Gubao through distributors to retail pharmacies as an OTC medicine.

Our marketing and sales force currently consists of more than 1,000 employees who market our products across China, with a greater emphasis on the relatively more affluent and developed metropolitan centers and the eastern parts of China. We organize our marketing and sales force into four divisions: (1) the marketing strategy division; (2) the prescription medicine sales force; (3) the OTC medicine sales force; and (4) the sales support division.

Marketing Strategy Division.    As of December 31, 2006, our marketing strategy division consisted of 43 employees. They are responsible for designing our overall marketing strategy, managing our brand, conducting market research and surveys, liaising with various levels of regulatory authorities and government institutions and providing training to our sales force. There are two groups within this division: a prescription medicine group of 23 employees and an OTC medicine group of 20 employees.

The prescription medicine group of our marketing strategy division oversees the implementation of our prescription marketing strategy and works very closely with our prescription sales force to ensure our prescription marketing initiatives are well-tailored to different hospitals and different regions.

The prohibition on mass media advertising of prescription medicine has been enforced in China since 2004, and pharmaceutical companies now may only advertise their OTC medicines through mass media. The OTC medicine group of our marketing strategy division uses information from our OTC medicine sales force to conduct market analyses of consumer profiles and evaluate our advertising strategies by analyzing advertisements for competing products and market reaction to our advertisements. This analysis is instrumental to us in choosing the appropriate medium or the combination of several forms of media to advertise our products, as well as in designing our advertisements to suit consumer profiles in a particular locality. We believe that advertising on television is the most effective means for consumers to get to know and remember our products. Thus, we advertise Xianling Gubao on CCTV, the only television network with a nationwide presence in China, to enhance the product’s reputation nationwide. We also advertise on local television networks in target provinces where we plan to increase our OTC sales. To reinforce the effect of our advertising on television, we also advertise in national, regional and local publications. In 2006, we spent RMB85.1 million (US$10.9 million) on advertising, consisting of RMB67.9 million (US$8.7 million) on television advertising and RMB17.2 million (US$2.2 million) on print media.

Prescription Medicine Sales Force.    As of December 31, 2006, our prescription medicine sales force consisted of 375 salespeople, most of whom hold bachelor’s degrees in medicine or science. Each of them is assigned to a number of hospitals within a defined district. Through their regular meetings with physicians and hospital administrators, the organization of academic seminars and conferences, and assisting with clinical trials, our prescription salespeople can effectively communicate the therapeutic benefits of our products to physicians and hospital administrators. Specifically, our senior personnel in the prescription sales force typically interact with the heads of a hospital administration and the persons in charge of the relevant departments to seek the inclusion of our products in the hospital’s formulary. Our middle-level and junior personnel typically meet with individual physicians to promote the therapeutic value and other features of our products.

To motivate our sales force, we offer performance-linked compensation based upon their success in including our products in the formulary of new hospitals and in increasing the sales of our products in existing formulary hospitals. As we continue to grow, we intend to significantly increase the size of our prescription medicine division.

The following table sets forth the number of formulary hospitals for Xianling Gubao in 2004, 2005 and 2006 in our key markets, in each case based on internal company data gathered during the last week of each of the these periods. It further breaks down these hospitals by “Class 2” and “Class 3” hospitals, the two classes that typically generate larger medicine sales volumes than lower-ranked hospitals:

	2004			2005			2006
Province	Class 3	Class 2	Total	Class 3	Class 2	Total	Class 3	Class 2	Total
Beijing	49	72	330	51	86	379	52	89	386
Shanghai	35	104	256	40	112	281	40	113	291
Zhejiang	18	63	197	34	115	265	36	125	283
Guangdong	27	61	148	38	73	188	42	90	221
Jiangsu	22	43	95	30	58	129	33	72	157
Other 26 provinces	210	244	576	248	326	740	285	421	919

Total	361	587	1,602	441	770	1,982	488	910	2,257

The following table sets forth the total number of “Class 3” hospitals in China, and the number of Xianling Gubao formulary “Class 3” hospitals, which is also expressed as a percentage of all “Class 3” hospitals in China, in each of the periods indicated:

	2004	2005	2006
Total Class 3 hospitals	934	946	N/A
Xianling Gubao formulary Class 3 hospitals	361	441	488
As a percentage of total Class 3 hospitals	38.7%	46.6%	N/A

Source:	The total number of “Class 3” hospitals is based on statistics from the PRC Ministry of Health in the relevant periods, which do not include hospitals administered by the Chinese military or the Chinese People’s Armed Police.

OTC Medicine Sales Force.    Beginning in May 2004, we began marketing Xianling Gubao as an OTC medicine to retail pharmacies and consumers. As of December 31, 2006, our OTC sales force consisted of 538 salespeople. They are assigned to a number of retail pharmacies in a designated region, where they work with pharmacy salespeople to conduct in-store promotions and other forms of direct marketing to consumers and also educate pharmacy salespeople on our products. They also organize free community healthcare activities, such as arranging for bone density tests and organizing seminars on our products and osteoporosis. Our OTC salespeople also collect consumer opinions on our products and our promotional and advertising activities and relay these consumer opinions to our marketing strategy division. This valuable feedback allows us to tailor our promotional and advertising activities to fit different consumer profiles and different localities.

To motivate our OTC salespeople, we offer performance-linked compensation packages based on a number of factors such as the number of new stocking retail pharmacies attained and the volume of sales at our existing stocking retail pharmacies. As we continue to grow, we intend to significantly increase the size of our OTC medicine division.

The following table sets forth the total numbers of our stocking retail pharmacies nationwide for Xianling Gubao and our stocking retail pharmacies authorized under the National Medical Insurance Program in our five key OTC markets in 2005 and 2006, in each case based on the internal company data gathered during the last week of each period indicated:

	2005		2006
Provinces	Stocking Retail Pharmacies	Authorized Pharmacies(1)	Stocking Retail Pharmacies	Authorized Pharmacies(1)
Shandong	720	456	1,498	726
Shanghai	784	244	1,365	251
Jiangsu	607	199	2,668	572
Zhejiang	661	147	2,653	375
Liaoning	957	878	1,450	1,114
Other 26 provinces	16,799	N/A	28,042	N/A

All Provinces	20,528	N/A	37,676	N/A

(1)	We do not have information regarding the total number of authorized pharmacies that stocked Xianling Gubao in the periods indicated other than for the five provinces listed in this table.

Sales Support Division.    As of December 31, 2006, our sales support division consisted of 82 employees. They are primarily responsible for administrative work relating to our sales, such as collecting payments from our customers, consolidating purchase orders, monitoring deliveries to distributors and keeping records.

Distributors and Customers

We sell our products to third-party distributors who resell these products to hospitals and retail pharmacies outside Guizhou province. In addition, these distributors also handle distribution logistics, warehousing and transportation. We do not sell our products directly to hospitals or retail pharmacies outside of Guizhou province. On the other hand, we sell our products to retail pharmacies and hospitals in Guizhou province through Tongjitang Distribution and directly to consumers through Tongjitang Chain Stores.

We have appointed 20 regional distributors across China, most of which are large pharmaceutical distribution companies affiliated with provincial or municipal governments in the provinces or cities in which they operate. We select our distributors based on their reputation, market coverage and sales experience. We typically enter into annual supply contracts with our regional distributors. These supply contracts set forth the target sales revenues and product prices and contain guidelines for the sale and distribution of our products, including restrictions on the territories in which the products may be sold. Our distributors also purchase our products to resell them to hospitals and retail pharmacies to which we have not marketed our products.

Beijing Shirentang Pharmaceutical Joint Stock Company, or Beijing Shirentang, one of our regional distributors which covers sales in northeast China, including Beijing, has been our largest distributor since 2003. In 2004, 2005 and 2006, sales to Beijing Shirentang accounted for 23.4%, 26.3% and 22.5% of our net revenues, respectively. Shanghai Caitongde Pharmaceutical Co., Ltd. was our regional distributor in Shanghai in 2006 and contributed 14.0% of our net revenues in 2006. Beginning in 2007, we switched our regional distributor in Shanghai to Shanghai Leiyunshang Pharmaceutical Co., Ltd. because of its stronger financial and economic capabilities. Under our agreements with Beijing Shirentang Pharmaceutical Co., Ltd. and Shanghai Leiyunshang Pharmaceutical Co., Ltd., each of them has agreed to meet a pre-set sales target every year and distribute our products only within a prescribed territory in China. Each distributor is also obligated to monitor the sales of its respective sub-distributors and retailers and report its findings to us every month. Under each agreement, we have the right to determine the resale price offered to retail pharmacies and hospitals. In addition, we agree to be responsible for marketing and promoting our products to retail pharmacies and hospitals and may grant certain rebates to a distributor when the pre-set sales target is met and if cooperation with us is satisfactory. The term of our agreement with each distributor is one year. Under each of these agreements, we can unilaterally terminate the agreement if the distributor or any of its subsidiaries breaches the agreement by selling our products outside the geographic areas designated by us and the distributor fails to remedy such breach.

Manufacturing

Raw materials used in the production of traditional Chinese medicine, primarily medicinal plants, first go through a purifying process, during which raw materials are selected, cut, rinsed and dried. Processed raw materials then go through a series of extraction processes that involve mixing with solvents, soaking, stewing, drying and grinding. Materials extracted from the plants are then processed into various dosage forms such as capsules, tablets, syrups, tinctures and granules. In the past, many steps in the manufacturing of traditional Chinese medicine were performed manually, with limited assistance from modern production equipment, which resulted in a lack of quality and dosage consistency. In October 2005, the PRC Ministry of Science and Technology provided us with grants to develop a small standardized automation system for the manufacturing of traditional Chinese medicine, which has been completed and is now used in our production.

Production Capacity

We have 12 production lines. We have obtained a certificate for Good Manufacturing Practice standards, or GMP standards, for every form of product that we produce. We implement quality control procedures in compliance with the GMP standards and other SFDA regulations to ensure consistent quality in our products. See “Regulations—Regulations Relating to Pharmaceutical Industry—Pharmaceutical Product

Manufacturing—Good Manufacturing Practice.” The following table sets forth our production lines and their corresponding production capacities and utilization rates for a one-year period ending December 31, 2006:

Facility	Production Line	Annualized Manufacturing Capacity	Capacity Utilization Rate
Xiuwen Facility	Capsules	600 million capsules	111.5%
	Tablets	600 million tablets	54.2%
	Granules	14.4 million packs	127.1%
	Preliminary processing and extraction	1,600 tonnes	58.4%

Xiaohe Facility	Powder	500 million packs	57.8%
	Lozenge	300 million pieces	40.9%
	Capsules	400 million capsules	29.8%
	Tablets	300 million tablets	43.7%
	Syrup	500 tonnes	8.6%
	Plaster	2 million pieces	12.3%
	Alcoholature	100 tonnes	1.1%
	Liquor taken orally	500 tonnes	66.4%

These utilization rates are calculated on the basis of one shift per day. Our facilities can be operated using two shifts per day. We produce barrenwort extracts mainly in the Xiuwen Facility. Substantially all of our Xianling Gubao is produced in the Xiuwen Facility.

Raw Materials

We use 12 different medicinal herbs as our primary raw materials. Our production facilities are located in Guizhou province, one of the top four provinces in China in terms of production of raw materials used in the manufacturing of traditional Chinese medicines. This location allows us to maintain close relationship with suppliers of medicinal herbs, to have lower transportation costs and it gives us the option of farming our own medicinal herbs, which we believe is a competitive advantage.

Barrenwort is the primary raw material for the manufacturing of Xianling Gubao, accounting for 52.3% and 84.2% of our cost of raw materials we used in production in 2005 and 2006, respectively. We purchase a substantial majority of our barrenwort requirements on the open market in Guizhou province. We obtain the remainder from farmers in Guizhou province, as well as by planting barrenwort ourselves in Guizhou province. Currently we plant only a small quantity of barrenwort and intend to increase our own capacity to grow barrenwort to diversify our sources of barrenwort.

We focus on improving our extraction technologies for barrenwort. Since 2005, we have substantially improved our extraction efficiency, which enables us to use less barrenwort to produce Xianling Gubao on a per unit basis. We have increased barrenwort extraction efficiency by:

•	selecting variants of barrenwort that contain a higher level of active ingredients;

•	selecting parts of barrenwort that contain a higher level of active ingredients, such as active ingredient-richer leaves and stems, instead of roots;

•	using and purchasing barrenwort that is harvested between March and May, because barrenwort harvested during this period has a higher level of active ingredients than that harvested in other periods;

•	using processing methods that can retain a higher amount of active ingredients extracted from barrenwort;

•	teaming with research partners to research extraction methods and technologies; and

•	using a combination of various technical ratios to arrive at a formula that enables us to increase our extraction efficiency.

For example, in February 2005, we contracted the Medicinal Herbs Research Center of the Chinese Medical Science Institute to research production technologies for the extraction of medicinal contents from two types of barrenwort and to establish quality standards for these barrenwort products. We have applied for patents for the improved extraction method, which is pending approval by the China Patent Office. We believe that the improved extraction method will enable us to extend the shelf-life of barrenwort extract from a current life of two years to approximately five years, making us less vulnerable to short-term price rises in the barrenwort market.

We began research on barrenwort farming methods in 1996. In 2001, we completed a project partially funded by the PRC Ministry of Science and Technology for the farming of barrenwort, as well as eucommia and dendrobe, two other medicinal herbs. In March 2003, we jointly developed a barrenwort seed nursery in a 20,000m2 area with the Plant Institute of the Chinese Academy of Medical Sciences, and planted 43 species of barrenwort in the nursery.

Depending on their type and nature, the raw materials we use may be stored for periods ranging from three months to one year. We have not experienced any production interruptions caused by shortages of key raw materials. We have a policy of maintaining an inventory that allows us to have at least a three-month supply of raw materials.

Research and Development

We acquired all our principal products, including Xianling Gubao, from third parties. We have also engaged in joint research efforts with our partners to improve our existing products and to develop new products. For example, we are in the process of jointly developing a new generation of Xianling Gubao with Beijing University of Traditional Chinese Medicine; and we are cooperating with Guiyang College of Traditional Chinese Medicine and certain individual scientists to develop new medicines for the treatment of hepatitis. We are collaborating with the Medical Herbs Research Center of the Chinese Medical Science Institute to improve our extraction technology. We also have jointly with Guiyang College of Traditional Chinese Medicine developed a new medicine for the treatment of the common cold, which is pending SFDA approval for clinical trial. Under our arrangements with our research partners, we are responsible for providing funding and research assistance, while our research partners are responsible for the research and clinical trials. Under our agreements with Beijing University of Traditional Chinese Medicine and the Medical Herbs Research Center of the Chinese Medical Science Institute, in each case, we and the research partner share the ownership of the research results, but we are exclusively entitled to the economic benefits of the research results without being required to pay royalties. Under our agreement with Guiyang College of Traditional Chinese Medicine, we have the sole ownership of, and the exclusive economic entitlement to, the research results. Under our agreements with those individual scientists, we have the preemptive rights to purchase the intellectual properties of the research results.

We have a 16-member research and development team that focuses primarily on the following areas:

•	two members are responsible for identifying new medicine candidates with a high commercialization potential;

•

two members are responsible for: (1) acquiring new formulations and coordinating with our research partners to develop new medicines for commercialization; and (2) modifying the formulations of our existing products to suit the evolving needs of patients;

•	three members are responsible for coordinating pre-clinical trials and clinical trials;

•	two members are responsible for handling new medicine registration applications and other regulatory matters;

•

six members, one of whom holds a doctorate degree in organic chemistry, are responsible for assisting the production department in resolving technical issues and coordinating with our research partners to develop and improve manufacturing processes and techniques for higher production efficiency; and

•	one member is responsible for handling intellectual property-related matters.

In 2004, 2005 and 2006, we received RMB2.1 million, RMB0.5 million and RMB1.7 million (US$218,000) in government research grants to support our research and development efforts, respectively. As of December 31, 2006, we had 11 product candidates that were in various stages of development. See “—Products—Product Pipeline.”

Our research and development expenditures were RMB1.7 million, RMB2.5 million and RMB4.7 million (US$600,000) in 2004, 2005 and 2006, respectively, representing 0.7%, 0.7% and 1.0% of our net revenues, respectively. Our research and development expenditures were primarily spent on the acquisition of product candidates and our research partnerships and, to a lesser degree, on remunerations for our research and development personnel.

Intellectual Property

We rely primarily on a combination of patent, trademark and trade secret protections, as well as employee and third-party confidentiality agreements to safeguard our intellectual property.

Patents.    We own 17 patents, all of which are registered in the PRC. As of December 31, 2006, we owned six invention patents and 11 external design patents. We also have 15 pending invention patent applications in China, some of which relate to process technologies for the production of our medicine, including quality standard improvements and methods of extraction and processing. We are also licensed to use two invention patents and one utility model patent. The following chart lists the invention patents that we own or are licensed to use:

Invention Patents

No.	Description	Valid Period	Expiration Date

1	A controlled release pain killer chiefly used in the treatment of post-surgical wound and trauma wounds(1)	20 years	March 25, 2019

2	A Chinese medicine preparation used in treatment of upper respiratory tract infections	20 years	October 29, 2023

3	Moisturizing and Anti-Itching Capsules processing technology	20 years	January 29, 2022

4	A plaster to treat aches and swelling	20 years	February 6, 2022

5	Toothache treatment and processing technology(2)	20 years	February 24, 2015

6	Shaoshi eye-protecting preparation and its processing method and usage(3)	20 years	—

7	A Chinese medicine for menorrhalgia treatment and its processing method(3)	20 years	—

8	A pharmaceutical preparation for depression treatment and its processing method(3)	20 years	—

Note:

(1)	The owner of Patent 1, Professor Zhitao Xia, has granted an exclusive license to Guizhou Tongjitang Pharmaceutical Joint Stock Limited Company, the predecessor of Tongjitang Pharmaceutical for the periods from March 30, 2004 to the expiration dates of this patent.
(2)	The original owner of Patent 5, Mr. Liangzhen Yao, transferred this patent to Mr. Xiaochun Wang, the chairman of Tongjitang Pharmaceutical in November 2003. Mr. Wang has licensed this patent to us.
(3)	Each of these patents has been granted, but we have not received the certificates yet.

Trademark.    We market Xianling Gubao under a trademark that combines graphic designs and Chinese characters of “Rouyi.” We maintain seven PRC registered trademarks, including (a) Chinese characters for “Tongjitang,” “Xianling,” “Zhengxing Tongjitang” and “Pangzi” and (b) a combination of the Chinese characters and graphic designs for “Rouyi” and “Jianyou.” We have 11 pending trademark applications, relating to a particular Chinese calligraphic depiction of “Tongjitang,” “Gubao” and “Xianling Gubao.”

Our brand name, Tongjitang, is a well-established brand in China dating back to 1888, and was recognized in 1994 as one of the “Top 100-Year-Old Brands of China” by the Ministry of Domestic Trade, which was later merged into the Ministry of Commerce.

We believe that our trademarks, Rouyi and Xianling, and our brand names, Xianling Gubao and Gubao, for which we filed trademark registration applications, are well recognized in China among physicians and hospital administrators, pharmacists and osteoporosis patients. We are working to strengthen, expand, and enforce our rights associated with these trademarks and brand names, the protection of which is important to our reputation and branding.

Proprietary Information.    Many elements of our pharmaceutical composition, formulation, delivery and manufacturing methods and processes involve proprietary technologies, processes, know-how or data that are non-patentable. We rely heavily on trade secret protection and confidentiality agreements rather than patent laws to protect our rights in these proprietary technologies, processes, know-how and data. We have taken security measures to protect our rights in this regard. For example, all of our research and development personnel have entered into confidentiality, non-competition and proprietary information agreements with us. In addition, we maintain a segregation of duties among personnel involved in different stages of our production process. This segregation reduces the risk that a breach of these protections by any single staff member would result in a leakage of the entire production process of our products. We also implement other precautions, such as internal document controls and network assurance procedures and the use of a separate dedicated computer server, for our proprietary information and technical data.

Competition

The traditional Chinese medicine sector in China is highly fragmented and intensely competitive. According to the 2006 China Pharmaceutical Market Research Report prepared by Compass International, a Beijing-based research company, in 2005 there were over 1,200 traditional Chinese medicine manufacturers in China (not including manufacturers of traditional sliced herbs). Of these manufacturers, in 2005, large-sized manufacturers contributed to 27.4% of the total sales of this sector, compared to 30.3% and 42.3% of sales by small- and medium-sized manufacturers, respectively, according to the same research report. According to the company size classification standards used by Compass International in the research report and which are set by the National Bureau of Statistics, a company with a headcount of over 2,000, sales of over RMB300 million and assets of over RMB400 million is classified as a large-sized company. On the other hand, for companies that do not meet all the three criteria of a large-sized company, if the company has an employee headcount of at least 300, sales of at least RMB30 million and assets of at least RMB40 million, it is designated as a medium-sized company. Otherwise, it is considered to be a small-sized company. Under these standards, we believe that we would be designated as a medium-sized company because our employee headcount is less than 2,000.

We believe that traditional Chinese medicine manufacturers primarily compete on the basis of:

•	brand name and reputation;

•	price;

•	perceived efficacy;

•	side effects;

•	marketing ability;

•	economies of scale;

•	customer service and customer support capabilities; and

•	customer base and customer loyalty.

We face direct competition from other China-based manufacturers of traditional Chinese medicines. We believe that the primary traditional Chinese medicines competing with Xianling Gubao are:

•	Qiang Gu (Bone-Strengthening) Capsules, and

•	Gu Song Bao Capsules/Granules.

Qiang Gu Capsules are manufactured by Guizhou Fuhua Pharmaceutical Co., Ltd. and Gu Song Bao Capsules are manufactured by Beijing Qihuang Pharmaceutical Co., Ltd. Both companies are PRC domestic pharmaceutical companies. In addition, we face competition from manufacturers of western medicine with similar curative effects, which therefore can be used as substitutes for our traditional Chinese medicine products. The major western medicines that compete with Xianling Gubao include (1) calcium supplements such as Osteoform, Caltrate and Gai Zhong Gai, (2) hormonal replacement therapies such as Livial, Premarin, Ipriflavone and Ranoxifene, (3) bisphosphonates such as Fosamax, and (4) calcitonin derivatives, such as elcatonin. Except for Gai Zhong Gai, these western medicines are manufactured by the PRC subsidiaries of U.S.- or European-based pharmaceutical companies. Many of these western medicines, including calcium supplements and bisphosphonates, are also included in the national and provincial medicine catalogs and therefore purchases of them are reimbursable to National Insurance Program participants.

The following chart sets forth the primary SFDA-approved medicines that compete with our other principal products:

Competing Medicines
	Traditional Chinese Medicines	Western Medicines
Zaoren Anshen Capsules	Fufang Zaoren Capsules	Alprazolam (Xanax)
	Zaoren Anshen Granules	Zolpidem (Ambien)
Anshen Bunao Liquid
Dianbaizhu Syrup	Xuanyunning Granules	Flunarizine (Sibelium)
Moisturizing and Anti-Itching Capsules	Shiduqing Capsules	—

Environmental Matters

Medicine manufacturers in China must comply with environmental laws and regulations stipulated by the state, provincial and local environment protection authorities. Relevant laws and regulations include provisions relating to the treatment of sewage and exhaust fumes and the limitation of industrial pollution. Pharmaceutical companies are required to carry out an environmental impact assessment before commencing construction of their main production facilities as well as to construct accompanying pollution treatment facilities.

The major waste products of our manufacturing processes include:

•	organic waste from the extraction process—we have set aside a specific area within our Guizhou facilities to gather this organic waste for local farmers to remove and use as fertilizer;

•	waste water—we have our own waste water treatment facilities to treat the waste water from our production processes; and

•	alcohol—we have our own facilities for recycling alcohol.

Employees

We had 612, 1,360 and 1,654 employees as of December 31, 2004, 2005 and 2006, respectively. The following table sets forth the number of employees for each of our areas of operations and as a percentage of our total workforce as of December 31, 2006:

	Number of Employees	Percentage of Total Employees
Manufacturing	422	25.5%
Marketing and Sales	1,038	62.8%
General and Administration	103	6.2%
Research and Development	16	1.0%
Others	75	4.5%

Total	1,654	100.0%

The following table sets forth the contributions we are required under PRC regulations to make to various plans and funds for the benefit of our employees, as measured by the percentages of our employees’ salaries:

Employees’ plans and funds	Pension Plan	National Medical Insurance Program	Housing Fund	Unemployment Insurance Plan	Work Related Injuries Insurance Plan	Maternity Insurance Plan
Percentages	20.0%	7.5%	5.0%	2.0%	1.2%	0.7%

The workers’ union of Tongjitang Distribution, on behalf of the workers in that company, holds approximately 7% and 4% equity interests in our subsidiaries, Tongjitang Distribution and Tongjitang Chain Stores, respectively.

As of December 31, 2006, of our 1,654 employees, 4 held doctorate degrees, 9 held master’s degrees and 699 held bachelor’s degrees. We believe that we have a good relationship with our employees, as evidenced by a low attrition rate among our employees. Our employees are not covered by any collective bargaining agreement.

Other than our sales force, which is dispersed across the country, most of our employees are located in Guizhou province, where we carry out all of our manufacturing and a majority of our administrative and research and development activities. A significant majority of our marketing and sale personnel, however, are dispersed throughout China, with a higher concentration in metropolitan centers and the more affluent and developed eastern provinces in China. In November 2006, we relocated our corporate head office from the city of Guiyang in Guizhou province to Shenzhen, which is a special economic zone in China and is located in Guangdong province, one of our key markets. We believe that this move will help us attract and retain talent in management and research and development.

Insurance

We maintain property insurance policies covering our equipment and facilities for losses due to fire, earthquake, flood and a wide range of other natural disasters. Insurance coverage for our fixed assets other than land and inventory amounted to approximately RMB77.7 million (US$10.0 million) as of December 31, 2006. We also maintain insurance for inventory of raw materials, covering RMB10 million (US$1.3 million). In addition, we maintain insurance policies covering products in transit to our customers and have product liability insurance coverage. We do not maintain business interruption insurance or key-employee insurance. We paid aggregate insurance premiums of RMB24,672 in 2005 and RMB260,574 in 2006, respectively.

Facilities

In November 2006, we relocated our corporate head office, which was then located in Guiyang, Guizhou province, to Shenzhen, Guangdong province. We have rented an aggregate of approximately 790 m2 of office space for our new corporate head office in Shenzhen. We have two manufacturing facilities in Guiyang, Guizhou province.

Our Xiuwen facility is located on a parcel of land of approximately 260,000 m2 in Xiuwen county near the City of Guiyang. We hold the land use rights, which are the most complete form of interest over land that a private entity is permitted to have under PRC law, to this parcel of land for a term of 50 years, which expires in November 2048. By acquiring the land use rights, we have obtained the exclusive right to occupy, use, develop, lease, transfer and mortgage the land for 50 years, without the need to pay additional land premiums to the government, which is the sole owner of all the land in the urban areas in China.

We have built a production facility of approximately 14,000 m2 at our Xiuwen facility. Our Xiaohe facility is located on a parcel of land of approximately 20,000 m2 in the Guiyang economic and technological development zone. We hold a 50-year land use right to this parcel of land, which expires in April 2053, and we have built a manufacturing facility of approximately 15,000 m2 and a research and development center of approximately 300 m2 on this parcel. We believe that our existing facilities, together with our facilities under construction, are adequate for our current and foreseeable requirements.

Legal and Administrative Proceedings

We are currently not a party to any material legal or administrative proceedings, and we are not aware of any threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

REGULATIONS

Regulations Relating to Pharmaceutical Industry

The pharmaceutical industry in China, including the traditional Chinese medicine sector, is highly regulated. The primary regulatory authority is the SFDA, including its provincial and local branches. As a developer, producer and distributor of medicinal products, we are subject to regulation and oversight by the SFDA and its provincial and local branches. The Law of the PRC on the Administration of Pharmaceuticals provides the basic legal framework for the administration of the production and sale of pharmaceuticals in China and covers the manufacturing, distributing, packaging, pricing and advertising of pharmaceutical products. Its implementing regulations set forth detailed rules with respect to the administration of pharmaceuticals in China. We are also subject to other PRC laws and regulations that are applicable to business operators, manufacturers and distributors in general.

Registration and Approval of Medicine

A medicine must be registered and approved by the SFDA before it can be manufactured. The registration and approval process requires the manufacturer to submit to the SFDA a registration application containing detailed information concerning the efficacy and quality of the medicine and the manufacturing process and the production facilities the manufacturer expects to use. This process generally takes at least a few months and could be longer, depending on the nature of the medicine under review, the quality of the data provided and the workload of the SFDA. To obtain the SFDA registration and approval necessary for commencing production, the manufacturer is also required to conduct pre-clinical trials, apply to the SFDA for permission to conduct clinical trials, and, after clinical trials are completed, file clinical data with the SFDA for approval.

New Medicine.    If a medicine is approved by the SFDA as a new medicine, the SFDA will issue a new medicine certificate to the manufacturer and impose a monitoring period of as long as five years. The length of the monitoring period is specified in the new medicine certificate. During the monitoring period, the SFDA will monitor the safety of the new medicine, and will neither accept new medicine certificate applications for an identical medicine by another pharmaceutical company, nor approve the production or import of an identical medicine by other pharmaceutical companies. For new medicines approved prior to 2002, the monitoring period could be longer than five years. As a result of these regulations, the holder of a new medicine certificate effectively has the exclusive right to manufacture the new medicine during the monitoring period. We currently have only one new medicine certificate, for Dianbaizhu Syrup, which is valid until June 28, 2009.

Provisional National Production Standard.    In connection with the SFDA’s approval of a new medicine, the SFDA will normally direct the manufacturer to produce the medicine according to a provisional national production standard, or a provisional standard. A provisional standard is valid for two years, during which the SFDA closely monitors the production process and quality consistency of the medicine to develop a national final production standard for the medicine, or a final standard. Three months before the expiration of the two-year period, the manufacturer is required to apply to the SFDA to convert the provisional standard to a final standard. Upon approval, the SFDA will publish the final standard for the production of this medicine. There is no statutory timeline for the SFDA to complete its review and grant approval for the conversion. In practice, the approval for conversion to a final standard is time-consuming and could take a few years. However, during the SFDA’s review period, the manufacturer may continue to produce the medicine according to the provisional standard. Currently, Xianling Gubao and Moisturizing and Anti-Itching Capsules are each being manufactured according to their respective provisional standards. We applied to the SFDA for their final standards in 2004, and currently the applications are pending approval by the SFDA. We do not anticipate any difficulty in obtaining these approvals from the SFDA, but no assurances can be given as to when or if the approval will be obtained.

Transitional Period.    Prior to the latter of (1) the expiration of a new medicine’s monitoring period or (2) the date when the SFDA grants a final standard for a new medicine after the expiration of the provisional standard, the SFDA will not accept applications for an identical medicine nor will it approve the production of an identical medicine by other pharmaceutical companies. Accordingly, the manufacturer will continue to have an exclusive production right for the new medicine during this transitional period.

For example, although the new medicine certificates for Xianling Gubao and Moisturizing and Anti-Itching Capsules have already expired, we continue to have the exclusive right to produce Xianling Gubao and Moisturizing and Anti-Itching Capsules until the SFDA approves the final standards for these two medicines, the timing of which is uncertain.

Continuing SFDA Regulation

Pharmaceutical manufacturers in China are subject to continuing regulation by the SFDA. If an approved medicine, its labeling or its manufacturing process is significantly modified, a new pre-market approval or pre-market approval supplement will be required by the SFDA. A pharmaceutical manufacturer is subject to periodic inspection and safety monitoring by the SFDA to determine compliance with regulatory requirements. The SFDA has a variety of enforcement actions available to enforce its regulations and rules, including fines and injunctions, recall or seizure of products, the imposition of operating restrictions, partial suspension or complete shutdown of production and criminal prosecution.

Pharmaceutical Product Manufacturing

Permits and Licenses for Pharmaceutical Manufacturers.    A pharmaceutical manufacturer must obtain a pharmaceutical manufacturing permit from the SFDA’s relevant provincial branch. This permit is valid for five years and is renewable upon its expiration. Our current pharmaceutical manufacturing permit, issued by the Guizhou branch of the SFDA, will expire on December 31, 2010. We do not currently anticipate any difficulty renewing our pharmaceutical manufacturing permit.

Good Manufacturing Practice.    A pharmaceutical manufacturer must meet the Good Manufacturing Practice standards, or GMP standards, for each of its production facilities in China in respect of each form of pharmaceutical products it produces. GMP standards include staff qualifications, production premises and facilities, equipment, raw materials, environmental hygiene, production management, quality control and customer complaint administration. If a manufacturer meets the GMP standards, the SFDA will issue to the manufacturer a Good Manufacturing Practice certificate, or a GMP certificate, with a five-year validity period. However, for a newly established pharmaceutical manufacturer that meets the GMP standards, the SFDA will issue a GMP certificate with only a one-year validity period.

We have obtained a GMP certificate for all of our production facilities in respect of every form of product that we produce. On March 6, 2002, we obtained a GMP certificate for our Xiuwen facility for the manufacturing of medicine in the forms of tablets, capsules and granules. This certificate will expire on March 5, 2007. We also obtained three GMP certificates for our manufacturing facility in the Xiaohe region for the manufacturing of a variety of forms of pharmaceutical products, one on July 14, 2004, one on November 18, 2004 and one on January 26, 2006. All of our GMP certificates are valid for five years. We do not currently anticipate any difficulty in renewing these certificates.

Pharmaceutical Distribution

A distributor of pharmaceutical products in China must obtain a pharmaceutical distribution permit from the relevant provincial or local SFDA branches. The distribution permit is granted if the relevant SFDA provincial branch receives satisfactory inspection results of the distributor’s facilities, warehouse, hygiene environment, quality control systems, personnel and equipment. A pharmaceutical distribution permit is valid for five years.

Our wholesale distribution subsidiary, Tongjitang Distribution, and our retail distribution subsidiary, Tongjitang Chain Stores Co, both obtained their respective pharmaceutical distribution permits for wholesale and retail business operations on January 1, 2005.

Restrictions on Foreign Ownership of Pharmaceutical Wholesale and Retail Businesses in China.    Chinese regulations on foreign investment currently permit foreign companies to establish or invest in wholly foreign-owned companies or joint ventures that engage in wholesale or retail sales of pharmaceuticals in China. For retail sales, these regulations restrict the number and size of retail pharmacy outlets that a foreign investor may establish. Retail pharmacy chains with more than 30 outlets that sell a variety of branded pharmaceutical products sourced from different suppliers are limited to 49.0% foreign ownership unless the outlets are owned by a third party and operated under a foreign franchise. Our 89.0%-owned retail distribution subsidiary, Tongjitang Chain Stores, is subject to this restriction, and currently has 12 retail outlets.

Good Supply Practice Standards.    The SFDA applies Good Supply Practice standards, or GSP standards, to all pharmaceutical wholesale and retail distributors to ensure the quality of distribution in China. The currently applicable GSP standards require pharmaceutical distributors to implement controls on the distribution of medicine, including standards regarding staff qualifications, distribution premises, warehouses, inspection equipment and facilities, management and quality control. A certificate for GSP standards, or GSP certificate, is valid for five years, except for a newly established pharmaceutical distribution company, for which the GSP certificate is valid for only one year.

Our wholesale distribution subsidiary, Tongjitang Distribution obtained its current GSP certificate on June 11, 2003, and our retail distribution subsidiary, Tongjitang Chain Stores, obtained its current GSP certificate on December 29, 2003. Both certificates are valid for five years and we do not anticipate any difficulty in renewing these certifications.

Price Controls

The retail prices of prescription and OTC medicines that are included in the national medicine catalog are subject to price controls administered by the Price Control Office under the National Development and Reform Commission, or the NDRC, and provincial price control authorities, either in the form of fixed prices or price ceilings. The controls over the retail price of a medicine effectively set the limits for the wholesale price of that medicine. From time to time, the NDRC publishes and updates a national list of medicines that are subject to price control. Fixed prices and price ceilings on medicines are determined based on profit margins that the NDRC deems reasonable, the type and quality of the medicine, its production costs, the prices of substitute medicines and the extent of the manufacturer’s compliance with the applicable GMP standards. The NDRC directly regulates the price of some of the medicines on the list, and delegates the power to provincial price control authorities to regulate the remainder on the list. For those medicines under the authority of provincial price control authorities, each provincial price control authority regulates medicines manufactured by manufacturers registered in that province. Provincial price control authorities have the discretion to authorize price adjustments based on the local conditions and the level of local economic development.

Only the manufacturer of a medicine may apply for an increase in the retail price of the medicine and it must apply either to the NDRC, if the price of the medicine is nationally regulated, or to the provincial price control authorities in the province where it is registered, if the price of the medicine is provincially regulated.

For a provincially regulated medicine, when provincial price control authorities approve an application, they will file the new approved price with the NDRC for confirmation and thereafter the newly approved price will become binding and enforceable across China.

The retail prices of 34 out of our 48 regularly-produced products, including Xianling Gubao, Zaoren Anshen Capsules, Dianbaizhu Syrup and Moisturizing Anti-Itching Capsules, fall under the direct regulation of the Guizhou provincial price control authorities. We have discretion to determine the retail prices of our remaining 14 products.

Tendering Requirement for Hospital Purchases of Medicines

Provincial and municipal government agencies such as provincial or municipal health departments also operate a mandatory tendering process for purchases by state-owned hospitals of a medicine included in provincial medicine catalogs. These government agencies organize a tendering process once every year in their province or city and typically invite manufacturers of provincial catalog medicines that are on the hospitals’ formularies and are in demand by these hospitals to participate in the tendering process. A government-approved committee consisting of physicians, experts and officials is delegated by these government agencies the power to review bids and select one or more medicines for the treatment of a particular medical condition. The selection is based on a number of factors, including bid price, quality and manufacturer’s reputation and service. The bidding price of a wining medicine will become the price required for purchases of that medicine by all state-owned hospitals in that province or city. This price, however, is effective for only one year before the following year’s tendering process, where the manufacturer of the winning medicine must submit a new bid.

The tendering requirement was first introduced in 2004 and has since been implemented across China. We understand that the level of present implementation of the tendering requirement varies among different provinces in China. Xianling Gubao in its prescription form and Dianbaizhu Syrup both are subject to the tendering requirement.

Reimbursement under the National Medical Insurance Program

As of the end of 2006, approximately 157.4 million people were enrolled into the National Medical Insurance Program. The Ministry of Labor and Social Security, together with other government authorities, determines which medicines are to be included in or removed from the national medicine catalog for the National Medical Insurance Program, and under which tier a medicine should fall, both of which affect the amounts reimbursable to program participants for their purchases of those medicines. These determinations are based on a number of factors, including price and efficacy. A National Medical Insurance Program participant can be reimbursed for the full cost of a Tier 1 medicine and 80-90% of the cost of a Tier 2 medicine. Although it is designated as a national program, the implementation of the National Medical Insurance Program is delegated to various provincial governments, each of which has established its own medicine catalog. A provincial government must include all Tier 1 medicines listed in the national medicine catalog in its provincial medicine catalog, but may use its discretion based on its own selection criteria to add other medicines to, or exclude Tier 2 medicines listed in the national medicine catalog from, its provincial medicine catalog, so long as the combined numbers of the medicines added and excluded do not exceed 15% of the number of the Tier 2 medicines listed in the national catalog. In addition, provincial governments may use their discretion to upgrade a nationally classified Tier 2 medicine to Tier 1 in their provincial medicine catalogs, but may not downgrade a nationally classified Tier 1 medicine to Tier 2.

The total amount of reimbursement for the cost of prescription and OTC medicines, in addition to other medical expenses, for an individual program participant in a calendar year is capped at the amount in that participant’s individual account. The amount in a participant’s account varies, depending upon the amount of contributions from the participant and his or her employer. Generally, on average, program participants who are from relatively wealthier eastern parts of China and relatively wealthier metropolitan centers have greater amounts in their individual accounts than those from less developed provinces.

Xianling Gubao was included in the national catalog as a Tier 2 medicine in September 2004. Currently, Xianling Gubao is in the provincial medicine catalogs of all provinces, as are Zaoren Anshen Capsules and Moisturizing and Anti-Itching Capsules. Dianbaizhu Syrup currently is in the provincial medicine catalogs of 30 provinces.

Other Regulations

In addition to the regulations relating to pharmaceutical industry in China, our operating subsidiaries are also subject to the regulations applicable to a foreign invested enterprise in China.

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and various regulations issued by State Administration of Foreign Exchange, or the SAFE, and other relevant PRC government authorities, the Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interests and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from the SAFE or its local counterpart for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.

Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies other than FIEs must convert foreign currency payments they receive from abroad into Renminbi. On the other hand, FIEs may retain foreign exchange in accounts with designated foreign exchange banks, subject to a cap set by the SAFE or its local counterpart.

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment Through Overseas Special Purpose Vehicles, or SAFE Circular No. 75, issued on October 21, 2005, (1) a PRC resident must register with a local branch of the SAFE before he or she establishes or controls an overseas special purpose vehicle, or SPV, for the purpose of overseas equity financing (including convertible debts financing); (2) when a PRC resident contributes the assets of or his or her equity interests in a domestic enterprise into an SPV or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC resident must register his or her interest in the SPV and the change thereof with the local branch of the SAFE; and (3) when the SPV undergoes a material change outside of China, such as a change in share capital, a merger or an acquisition, the PRC resident must, within 30 days from the occurrence of the event that triggers such change, register such change with a local branch of the SAFE. PRC residents who are shareholders of SPVs established before November 1, 2005 were required to register with a local branch of the SAFE before March 31, 2006.

Under SAFE Circular No. 75, failure to comply with the registration procedures set forth above may result in penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV.

Our beneficial owners who are PRC residents have registered with the local branch of the SAFE as required under SAFE Circular No. 75.

Regulation on Overseas Listing

On August 8, 2006, six PRC regulatory agencies; the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State

Administration for Industry and Commerce, the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule requires offshore SPVs that are controlled by PRC companies or individuals and that have been formed for the purposes of seeking a public listing on a stock exchange outside China through acquisitions of PRC domestic companies to obtain the CSRC approval prior to publicly listing their securities on a stock exchange outside China. On September 21, 2006, the CSRC published a notice on its website specifying the documents and materials required to be submitted to the CSRC when seeking the CSRC approval for their listings outside of China.

The interpretation and application of the New M&A Rule remain unclear, and we cannot assure you that this offering does not require approval from the CSRC, and if it does, how long it will take us to obtain the approval. See “Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a recently adopted PRC regulation.”

Dividend Distribution

The principal regulations governing dividend distributions by wholly foreign-owned enterprises and Sino-foreign equity joint ventures include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended;

•	Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended;

•	Sino-foreign Equity Joint Venture Enterprise Law (1979), as amended; and

•	Sino-foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended.

Under these regulations, wholly foreign-owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises are required to set aside certain amounts of their accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends.

Patents

There are three types of patents under the PRC patent law. The first type, an external design patent, refers to a new design of a product’s shape, pattern or a combination of shape and pattern and the combination of a product’s color and its shape and pattern, where such a design is aesthetically appealing and suitable for industrial application. The second type of patent is called an invention patent and the third type of patent is referred to as a new model or utility patent. Invention patents and utility patents are similar in that both of them relate to scientific or technological inventions. A utility patent, compared to an invention patent, requires a lower level of creativity and covers a narrower scope. In addition, an invention patent can be a new technology introduced in respect of an existing product, method or their improvements, while a utility patent is restricted to a product’s shape, constitutions or a combination of these two. Invention patents are valid for 20 years, whereas utility patents and external design patents are each valid for 10 years.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position/Title
Xiaochun Wang	39	Chairman of the board of directors, chief executive officer

Shaolan Wang	43	Director and chief financial officer

Justin Yan Chen	41	Director and chief operating officer

Yongcun Chen	41	Director

Harry K. Genant	64	Independent director appointee*

David Ray White	52	Independent director appointee*

Ling Qin	47	Chief technology officer

Eric Chan	31	Financial controller

*	Messrs. Genant and White have accepted our appointment to be the independent directors of our company, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Mr. Xiaochun Wang is the chairman of our board of directors and our chief executive officer. Mr. Wang has also been the president of Tongjitang Pharmaceutical since May 1997, a director of Tongjitang Pharmaceutical since February 2001 and a director of Guizhou Tongjitang Traditional Chinese Medicines Planting Co., Ltd. since June 2006. Mr. Wang received his bachelor’s degree in law from the Southwest University of Political Science and Law in China in 1989.

Mr. Shaolan Wang has been our chief financial officer since November 2006 and our director since December 2006. Mr. Wang has been associated with us since 2005, when he made an investment in us through S-Yangtse Holdings Limited, a company that he controls. He has substantial experience in finance and investment. In 2000, Mr. Wang was the chief executive officer of China Haidian Holdings Ltd., or China Haidian, a public company listed on the Hong Kong Stock Exchange. He is currently the vice chairman of China Haidian. From 1999 to 2000, he was the general manager of China Small and Medium Enterprise Investment and Development Company. Mr. Wang received his bachelor’s degree in engineering from Tsinghua University in China in 1986 and his master’s degree in economics from Peking University in 1993.

Mr. Justin Yan Chen has been a director of our company since May 16, 2006 and our chief operating officer since November 2006. In 2001, Mr. Chen joined China Haidian and in 2004, served as the head of Project Investment, responsible for the company’s investment projects in China. Mr. Chen received his MBA from Lancaster University in the United Kingdom in 1999 and bachelor’s degree in economics from the University of International Business and Economics in China in 1988.

Mr. Yongcun Chen has been a director of our company since June 22, 2006. Since October 2000, Mr. Chen has been a director of Silver Grant International Industries Limited, a public company listed on the Hong Kong Stock Exchange. Mr. Chen has been the assistant to general manager of Well Kent International Limited since 2000. Mr. Chen received his bachelor’s degree in engineering in 1988 and master’s degree in engineering in 1992 both from Tsinghua University. Mr. Chen has over 10 years’ experience in finance and investment.

Dr. Harry K. Genant, MD, will serve as our independent director, commencing from the SEC’s declaration of effectiveness of our registration statement, of which this prospectus is a part. Dr. Genant is a co-founder of Synarc. Since 1998, Dr. Genant has been the chairman, emeritus and member of the board of directors of Synarc. Currently, Synarc is contracted by us to test the efficiency and safety of Xianling Gubao under criteria established by the U.S. Food and Drug Administration. Dr. Genant is also professor emeritus of radiology, orthopedic surgery, medicine and epidemiology at the University of California at San Francisco, or UCSF. Dr. Genant serves on the advisory boards of Novartis, GlaxoSmithKline, Merck Sharp & Dohme, Angen, Syeth, Bristol-Myers Squibb, Servier and Eli Lilly. Dr. Genant completed his internship at Johns Hopkins University in Baltimore, Maryland, where he was part of the Osler Medical Service. Dr. Genant also completed his residency training in medicine and in radiology at the University of Chicago, after which he was chief of musculoskeletal radiology at UCSF for the following 30 years. Dr. Genant founded the Osteoporosis and Arthritis Research Group, or OARG, in the Department of Radiology at UCSF in 1986, and remains its executive director. The OARG has been widely acclaimed as a leading source of research in noninvasive imaging methods applied to osteoporosis, arthritis and orthopedics. In 1967, Dr. Genant received his medical degree from Northwestern University in Chicago, Illinois.

Mr. David Ray White will serve as our independent director, commencing from the SEC’s declaration of effectiveness of our registration statement, of which this prospectus is a part. Mr. White is a certified public accountant licensed to practise public accounting in Texas, U.S.A. Since April 2006, Mr. White has been the principal of White CPA, Certified Public Accounting Firm, which is a local public accounting office in Texas, offering attestation and tax consulting services to small companies. Since March 2006, Mr. White has been performing controllership duties for Universal Rigs, Inc. From November 1998 to January 2006, he was the accounting manager of Houston Galveston Area Council of Governments in Houston, Texas, performing accounting work for a US$150 million governmental cooperative purchasing program serving local governments in the United States. Mr. White received his MBA from Baylor University in 1995 and his BBA from The University of Texas at Austin in 1980.

Dr. Ling Qin has been our chief technology officer since July 2006. Since 2005, Dr. Qin has been a professor and research scientist in the Musculoskeletal Research Laboratory of the Chinese University of Hong Kong, Hong Kong, or Chinese University. He joined the Department of Orthopaedics & Traumatology of the Chinese University in September 1994 and has been this department’s director of research since 1997. From 1992 to 1993, Dr. Qin worked as postdoctoral fellow in the AO/ASIF Research Institute in Switzerland. In 1993, he was employed as a research scientist by the Department of Orthopaedics and Traumatology, Medical School of Rudolf Virchow at the Free University of Berlin, Germany. Dr. Qin received his bachelor degree in education and master degree in education from the Beijing University of Physical Education with major in functional anatomy, and doctorate degree in sports sciences in 1992 from the German Sports University Cologne, where he majored in experimental morphology.

Mr. Eric Chan has been our financial controller since November 2006. Mr. Chan is a certified public accountant in Hong Kong and has over nine-years of accounting and finance experience. Prior to joining us, Mr. Chan was a financial controller of Pioneer Pacific Holdings Limited from 2003 to 2006 and was a finance manager from 2001 to 2003. He worked at KPMG as an accountant from 1997 to 2001 on accounting and audit matters for Hong Kong, PRC and U.S. multinational companies. Mr. Chan has been a certified public accountant of the Hong Kong Institute of Certified Public Accountants since 2004 and an associate member of the Association of Chartered Certified Accountants since 2001. Mr. Chan received his bachelor’s degree in accountancy in 1997 from The Hong Kong Polytechnic University.

The business address of our directors and executive officers is Tongjitang Chinese Medicines Company, 5th Floor, Block B, Baiying Medical Device Park, Nanhai Avenue South, Nanshan District, Shenzhen, Guangdong Province 518067, People’s Republic of China.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for an initial term of two or three years, with automatic extension for successive one-year terms unless either party opts to terminate the employment. We may terminate his employment for cause at any time, with prior written notice or remuneration, for certain acts of the executive officer, including but not limited to a conviction to a felony, or willful gross misconduct by the executive officer in connection with his employment, and in each case if such acts have resulted in material and demonstrable financial harm to us.

We may also terminate the employment of any of our executive officers without cause upon serving a one- or three-month advance notice. In such a case, the executive officer is generally entitled to a severance pay, ranging from half a month to one year’s salary, depending on the length of his employment. Any of our executive officers may, with a one-month advance written notice, terminate his employment at any time if there is a material reduction in his authority, duties and responsibilities or if there is a material reduction in his annual salary before the next annual salary review. Furthermore, any of our executive officers may terminate his employment agreement with us at any time without cause upon a one-month advance written notice to us, except in case of our chief executive officer, who may resign without cause only if our board of directors approves his resignation.

Each of our executive officers has agreed to hold, both during and subsequent to the terms of his agreement, in confidence and not to use, except in pursuance of his duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how. Our executive officers have also agreed to disclose to us all inventions, designs and techniques resulted from work performed by them, and to assign us all right, title and interest of such inventions, designs and techniques. In addition, each executive officer has agreed to non-competition and non-solicitation restrictions.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and re-stated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board of directors. Under our articles of association, our directors are not subject to a term of office, and hold office until such time as they are removed from office by ordinary resolution of our board of directors. A director will be removed from office if, among other things, the director (i) gives notice in writing to us that he or she resigns from us; (ii) becomes bankrupt or makes any arrangement or composition with his or her creditors; (iii) dies or is found by our company to be or becomes of unsound mind; or (iv) if all our other directors (being not less than two in number) resolve that he or she should be removed as a director.

Board of Directors

Our board of directors will consist of five members upon effectiveness of our registration statement. There are no family relationships between any of our directors and executive officers.

Committees of the Board of Directors

Our board of directors will establish an audit committee, a compensation committee and a corporate governance and nominating committee immediately after the closing of this offering.

Audit Committee

Our audit committee will consist of Messrs. David White, Yongcun Chen and Harry Genant and will be chaired by Mr. Yongcun Chen. Mr. White, who has accounting and financial management expertise, will be the audit committee financial expert as defined in Item 401(h) of Regulation S-K under the Securities Act. Messrs. White and Genant satisfy the “independence” requirements of the Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. Our audit committee will consist solely of independent directors within one year of our initial public offering. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	appointing our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions;

•	reviewing and discussing the annual audited financial statements with management and our independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our independent auditors; and

•	reporting regularly to the board of directors.

Compensation Committee

Our compensation committee will consist of Messrs. Xiaochun Wang, David White and Harry Genant, commencing from the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Messrs. White and Genant satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	determining the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to the compensation of our directors;

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•

reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee will consist of Messrs. Justin Yan Chen, David White and Harry Genant, commencing from the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Messrs. White and Genant satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, qualification, experience and availability of service to us;

•	identifying and recommending to the board the directors to serve as members of the board’s committees;

•	developing and recommending to the board a set of corporate governance guidelines and principles applicable to us; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors.

Qualification

There is no shareholding qualification for directors.

Compensation of Directors and Executive Officers

In 2006, the aggregate cash compensation paid by us to our executive officers and directors was RMB322,000 (US$41,000). None of our executive officers and directors has been paid pursuant to a bonus plan or in the form of share options.

2006 Share Incentive Plan

On October 9, 2006, our board of directors adopted a 2006 Share Incentive Plan, or the 2006 plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Up to 10% of our total issued ordinary shares then outstanding will be reserved for issuance under the 2006 plan. The following paragraphs describe the principal terms of the 2006 plan.

Types of Awards.    We may grant the following types of awards under our 2006 plan:

•	options to purchase our ordinary shares;

•	share appreciation rights, which entitle the grantee the right to ordinary shares or cash compensation measured by the appreciation in the value of ordinary shares;

•	dividend equivalent rights, which entitle the grantee to compensation equivalent to dividends paid with respect to ordinary shares;

•

restricted shares, which are ordinary shares issued to the grantee that are subject to transfer restrictions, right of first refusal, repurchase, forfeiture, and other terms and conditions as established by our plan administrator;

•

restricted share units, which may be earned upon the passage of time or the attainment of performance criteria and which may be settled for cash, ordinary shares or other securities, or a combination of cash, ordinary shares or other securities as established by our plan administrator;

•

share payments, which may be (a) payments in the form of shares; or (b) options or other rights to purchase ordinary shares, as part of any bonus, deferred compensation or other arrangement, made in lieu of all or any portion of the compensation; and

•	deferred shares, which are rights to receive a specified number of ordinary shares during specified time periods.

Plan Administration.    Our compensation committee will administer the 2006 plan and determine the provisions and terms and conditions of each award grant.

Award Agreement.    Awards granted under our 2006 plan will be evidenced by an award agreement that sets forth the terms, conditions and limitations for each award. In addition, the award agreement will also specify whether the option constitutes an incentive share option, or ISO, or a non-qualified stock option.

Eligibility.    We may grant awards to our employees, directors and consultants, including those of our parent companies and subsidiaries. However, we may grant options that are intended to qualify as ISOs only to our employees and employees of our parent companies and subsidiaries.

Acceleration of Awards upon Corporate Transactions.    The outstanding awards will terminate and/or accelerate upon occurrence of certain significant corporate transactions, including amalgamations, consolidations, liquidations or dissolutions, sales of substantially all or all of our assets, reverse takeovers or acquisitions resulting in a change of control. If the successor entity following one of these transactions assumes or replaces our outstanding awards under the 2006 plan, such assumed or replaced awards will become fully vested and immediately exercisable and payable, and be released from repurchase or forfeiture rights immediately upon termination of the grantee’s continuous service to us if the grantee’s service is terminated by the successor entity without cause within 12 months after the effective date of the transaction. Furthermore, if the successor entity does not assume or replace our outstanding awards, each outstanding award will become fully vested and immediately exercisable and payable, and will be released from any repurchase or forfeiture rights immediately before the effective date of the corporate transaction, as long as the grantee’s continuous service with us is not terminated before this date.

Exercise Price and Term of Awards.    In general, the plan administrator determines the exercise price of an option in the award agreement. The exercise price may be a fixed price, or it may be a variable price related to the fair market value of our ordinary shares. If we grant an ISO to an employee, the exercise price may not be less than 100% of the fair market value of our ordinary shares on the date of the grant, except that if the grantee, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our shares, the exercise price may not be less than 110% of the fair market value of our ordinary shares on the date of that grant. If we grant a non-qualified share option to a grantee, the exercise price may not be less than 100% of the fair market value of our ordinary shares on the date of grant.

The term of each award under our 2006 plan will be specified in the award agreement, but may not exceed ten years from the earlier of the adoption or the approval of the plan, unless sooner terminated.

Vesting Schedule.    In general, the plan administrator determines, or the award agreement specifies, the vesting schedule.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this prospectus, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5.0% of our ordinary shares; and

•	each selling shareholders.

	Ordinary Shares Beneficially Owned Prior to This Offering(1)		Ordinary Shares Being Sold in This Offering(1)		Shares Beneficially Owned After This Offering(2)
	Number	%	Number	%	Number	%
Directors and Executive Officers:
Xiaochun Wang (3)	56,962,692	56.8	3,410,000	3.4	53,552,692	40.1
Shaolan Wang (4)	8,748,000	8.7	—	—	8,748,000	6.5
Yongcun Chen (5)	10,844,000	10.8	2,500,000	2.5	8,344,000	6.2
Justin Yan Chen (6)	796,000	*	150,000	*	646,000	*
Ling Qin	—	—	—	—	—	—
Eric Chan	—	—	—	—	—	—
All directors and executive officers as a group	77,350,692	77.1	6,060,000	6.0	71,290,692	53.3
Principal and/or Selling Shareholders:
Hanmax Investment Limited (7)	56,962,692	56.8	3,410,000	3.4	53,552,692	40.1
Samtung Investment Limited (8)	10,844,000	10.8	2,500,000	2.5	8,344,000	6.2
Lodway Investment Limited (6)	796,000	*	150,000	*	646,000	*
S-Yangtse Holdings Limited (4)	8,748,000	8.7	—	—	8,748,000	6.5
Paraway Investment Limited (9)	5,400,000	5.4	—	—	5,400,000	4.0
ML Funds (10)	9,929,008	9.9	—	—	9,929,008	7.4

*	Less than 1%.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. For each person listed in this table, the percentage of the ordinary shares beneficially owned by each such person prior to this offering and the percentage of the ordinary shares being sold by each such person in this offering are based on 100,293,008 ordinary shares outstanding as of December 31, 2006.

(2)	The percentage of the ordinary shares beneficially owned by each person listed in this table after this offering is based on 133,693,008 ordinary shares outstanding immediately upon closing, including 33,400,000 ordinary shares issued in this offering, assuming that the underwriters will not exercise their options to purchase additional ADSs in this offering.

(3)

Includes 56,962,692 ordinary shares held by Hanmax Investment Limited, a British Virgin Islands company wholly owned and controlled by Xiaochun Wang. The business address of Mr. Wang is 5th Floor, Block B, Baiying Medical Device Park, Nanhai Avenue South, Nanshan District, Shenzhen, Guangdong Province 518067, People’s Republic of China.

(4)	Includes 8,748,000 ordinary shares held by S-Yangtse Holdings Limited, a British Virgin Islands company wholly owned and controlled by Shaolan Wang. The registered address of S-Yangtse Holdings Limited is Pasea Estate, Road Town, Tortola, the British Virgin Islands.

(5)

Includes 10,844,000 ordinary shares held by Samtung Investment Limited, a British Virgin Islands company wholly owned and controlled by Silver Grant International Industries Limited, or Silver Grant. Silver Grant

is a public limited company incorporated in Hong Kong and whose shares are listed on the Stock Exchange of Hong Kong Limited. Mr. Chen is one of the directors of Silver Grant. Mr. Chen disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The business address of Mr. Chen is 5th Floor, Block B, Baiying Medical Device Park, Nanhai Avenue South, Nanshan District, Shenzhen, Guangdong Province 518067, People’s Republic of China.

(6)

Includes 796,000 ordinary shares held by Lodway Investment Limited, a British Virgin Islands company wholly owned and controlled by Justin Yan Chen. The registered address of Lodway Investment Limited is Pasea Estate, Road Town, Tortola, the British Virgin Islands.

(7)	Hanmax Investment Limited, a company incorporated in the British Virgin Islands, is wholly owned and controlled by Xiaochun Wang. The registered address of Hanmax Investment Limited is Pasea Estate, Road Town, Tortola, the British Virgin Islands.

(8)	Samtung Investment Limited is a British Virgin Islands company wholly owned and controlled by Silver Grant. Silver Grant is a public limited company incorporated in Hong Kong and whose shares are listed on the Stock Exchange of Hong Kong Limited. Mr. Yongcun Chen is one of the directors of Silver Grant. Mr. Chen disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The registered address of Samtung Investment Limited is Pasea Estate, Road Town, Tortola, the British Virgin Islands.

(9)	Paraway Investment Limited is a British Virgin Islands company wholly owned and controlled by Honglong Fang, Guangyi Hu, Yuecai Lin and Qian Xu. The registered address of Paraway Investment Limited is Pasea Estate, Road Town, Tortola, the British Virgin Islands.

(10)	Refers to ML Global Private Equity Fund, L.P., a Cayman Islands exempted limited partnership which holds 7,446,756 ordinary shares and Merrill Lynch Ventures L.P. 2001, a U.S. limited partnership, which holds 2,482,252 ordinary shares. MLGPE Ltd., the general partner of ML Global Private Equity Fund L.P., and Merrill Lynch Ventures, LLC, the general partner of Merrill Lynch Ventures L.P. 2001, are affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, a joint book runner of this offering.

Each shareholder named above acquired its shares in offerings that were exempted from registration under the Securities Act because they involved either private placements or offshore sales to non-U.S. persons.

As of the date of this prospectus, approximately 2.5% of our outstanding ordinary shares are held by one record holder in the United States.

ML Global Private Equity Fund, L.P. and Merrill Lynch Ventures L.P. 2001, which hold our ordinary shares, have represented to us that MLGPE Ltd. and Merrill Lynch Ventures, LLC, their respective general partners, are affiliated with a registered broker-dealer.

None of our shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Transactions among Subsidiaries

Pursuant to a distribution agreement, Tongjitang Pharmaceutical appointed Tongjitang Distribution to be the authorized distributor in Guizhou for certain of our products from January 1, 2006 to December 31, 2006. Under this agreement, we supply Zaoren Anshen Capsules, Dianbaizhu Syrup and Moisturizing and Anti-Itching Capsules to Tongjitang Distribution at a certain discount from the wholesale price we offer to other third-party distributors. The net revenues of Tongjitang Pharmaceutical from these inter-company sales were approximately RMB2.9 million, RMB15.4 million and RMB13.7 million (US$1.7 million) in 2004, 2005 and 2006, respectively.

Tongjitang Distribution also sells our products to Tongjitang Chain Stores based on purchase orders issued by the latter from time to time.

Transactions among Certain Directors, Shareholders and Affiliates

In 2002, Tongjitang Pharmaceutical and Tongjitang Distribution established Guizhou Tongjitang Chinese Medicine Sliced Herbs, or Tongjitang Sliced Herbs, which is a domestic PRC company engaged in the business of prepared herbal medicine in small pieces or crude slices ready for preparation into traditional Chinese medicine soups or teas by consumers. PRC foreign investment regulations do not permit foreign investment in the sliced herbs businesses. Accordingly, following our restructuring into a foreign holding company structure, on February 20, 2005, Tongjitang Pharmaceutical entered into an equity transfer agreement to transfer its entire 66.67% equity interest in Tongjitang Sliced Herbs to Mr. Xiaochun Wang for RMB3.4 million in cash, which approximated the then carrying value as of the date of disposition. A loss of RMB1,000 was recognized on the disposition and recorded as a deemed distribution to shareholder in 2005. In January 2006, Tongjitang Distribution disposed of its 33.33% equity interest in Tongjitang Sliced Herbs to Mr. Xiaochun Wang at a consideration of RMB2.0 million, which was greater than the net investment by RMB186,000.

Pursuant to a supply contract, Tongjitang Sliced Herbs has agreed to provide Tongjitang Distribution with Chinese medicinal sliced herbs at a price to be the lowest in Guiyang from January 1, 2005 to December 31, 2006. Tongjitang Distribution purchased materials in an amount of RMB142,000 and RMB603,000 from Tongjitang Sliced Herbs in 2005 and 2006, respectively.

In 2002, Tongjitang Pharmaceutical established a PRC domestic company, Guizhou Tongjitang Culture and Communication Co. Ltd., or Tongjitang Culture, to engage in promotional activities, such as sponsoring sporting teams and issuing publications. Because Tongjitang Culture did not complement our core business, in 2005, Tongjitang Pharmaceutical entered into an equity transfer agreement to sell all of its 60% equity interest in Tongjitang Culture to Mr. Xiaochun Wang at zero consideration. This sale resulted in a gain of RMB479,000, which was recognized as a deemed contribution from a shareholder in 2005.

In November 2003, Mr. Xiaochun Wang, our chief executive officer, purchased a patent relating to a toothache treatment and its processing method on behalf of us from an individual. Tongjitang Pharmaceutical paid RMB400,000 to that person for this patent. On January 12, 2005, Mr. Wang entered into a license agreement for this patent with Tongjitang Pharmaceutical. The term of this agreement is ten years and the license is free of any royalty payments. Under this agreement, Mr. Wang will be liable for any patent infringement claimed by a third party, and Tongjitang Pharmaceutical has a confidentiality obligation regarding certain know-how related to the patent.

Restructuring

See “Description of Share Capital—History of Securities Issuances.”

Employment Agreements

See “Management—Employment Agreements.”

Share Incentives

See “Management—2006 Share Incentive Plan.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2004 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date hereof, our authorized share capital consists of 500,000,000 ordinary shares, with a par value of US$0.001 each. As of the date hereof, there were 100,293,008 ordinary shares issued and outstanding.

Our amended and restated memorandum and articles of association will become effective upon completion of this offering. The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon that the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or by any shareholder present in person or by proxy.

A quorum required for a meeting of shareholders consists of shareholders who hold at least one half of our ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least ten percent of our ordinary shares. Advance notice of at least five days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

•	the ordinary shares transferred are free of any lien in favor of us.

If our directors refuse to register a transfer they shall, within two months of such refusal, send to the transferee notice of such refusal. The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 40 days at a time.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our amended and restated memorandum and articles of association.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the unanimous written consent of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

We may from time to time by ordinary resolutions:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination;

•

sub-divide our existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

Exempted Company

We are an exempted company with limited liability under the Companies Law (2004 Revision) of the Cayman Islands. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. We are subject to reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, as applicable to foreign private issuers. We intend to comply with the Corporate Governance Rules of the New York Stock Exchange, in lieu of following home country practice, after the closing of our initial public offering. The Corporate Governance Rules of the New York Stock

Exchange require that every company listed on the New York Stock Exchange hold an annual general meeting of shareholders. In addition, our amended and restated articles of association allow directors or shareholders to call special shareholder meetings pursuant to the procedures set forth in the articles. Certain risks with respect to being an investor in a Cayman Islands exempted company as opposed to a Delaware corporation are described under “Risk Factors—Risks Related to This Offering.”

Differences in Corporate Law

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the due majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares (within four months), the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from fraud or willful default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Anti-Takeover Provisions in the Amended and Restated Memorandum and Articles of Association

Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and British Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law and our amended and restated articles of association allow our shareholders holding not less than 10 per cent of the paid up voting share capital of the Company to requisition a shareholder’s meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors can be removed, but only by a simple majority of those votes, cast at a general meeting, or the unanimous written resolution of all shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law of the Cayman Islands and our amended and restated articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote at a class meeting of holders of two-thirds of the shares of such class or unanimous written resolution.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our amended and restated memorandum and articles of association may only be amended with the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances during the past three years:

On January 21, 2006, Samtung Investment Limited, a subsidiary of Silver Grant International Industries Limited, a public company listed on the Hong Kong Stock Exchange, subscribed to 5,422 shares of Unisources Enterprises Limited for RMB100.0 million (US$12.8 million). These shares were exchanged for 10,844,000 ordinary shares of us in June 2006 as described in the following paragraph.

As part of our reorganization in anticipation of our initial public offering, in June 2006, we issued a total of 90,364,000 ordinary shares to existing shareholders of Unisources Enterprises Limited in exchange of all shares that these shareholders previously held in Unisources Enterprises Limited.

On November 8, 2006, we issued 7,446,756 ordinary shares to ML Global Private Equity Fund, L.P. and 2,482,252 ordinary shares to Merrill Lynch Ventures L.P. 2001 in a private placement for approximately US$15.5 million. The purchase price was determined through arm’s-length negotiations with ML Global Private Equity Fund, L.P. and Merrill Lynch Ventures L.P. 2001.

In connection with our issuance and sale of ordinary shares in November 2006, we entered into a shareholders’ agreement on November 8, 2006. This shareholders agreement granted certain rights to our shareholders, including rights of first offer, tag-along rights, veto rights over certain significant corporate actions and a right to put shares to us under certain situations. This agreement will terminate upon the listing of our ADSs on the New York Stock Exchange in this offering.

Our shareholders other than Hanmax Investment Limited are entitled to certain registration rights, including demand registration and piggyback registration. See “Description of Share Capital—Registration Rights.”

Registration Rights

Pursuant to the registration rights agreement entered into on November 8, 2006, we have granted certain registration rights to our shareholders other than Hanmax Investment Limited. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights.    These shareholders have the right to demand that we file a registration statement covering the offer and sale of securities held by them, or registrable securities, as long as the securities to be registered exceed 20% of the total registrable securities then outstanding. We, however, are not obligated to proceed with a demand registration (other than short-form registration on Form F-3) if we have already effected four demand registrations (not counting short-form registrations on Form F-3). We have the right to defer filing of a registration statement for up to 40 days if a majority of our board of directors determines in good faith that the filing of a registration statement would be materially adverse to us, but we cannot exercise the deferral right more than once in any 12-month period.

Piggyback Registration Rights.    If we propose to file a registration statement for a public offering of our securities other than pursuant to an F-4 or F-8 registration statement, then we must offer holders of registrable securities an opportunity to include in that registration all or any part of their registrable securities. In the event that the aggregate number of shares we propose to offer and shares the holders of registrable securities propose to offer in that offering exceeds the number of shares that can be sold in the offering, we must include with first priority the shares of the holders of registrable securities, up to the lesser of (1) 30% of the maximum offering size and (2) the number of secondary shares that can be sold, each as determined by the managing underwriters for that offering.

Expenses of Registration.    We will pay all expenses relating to any demand or piggyback registration, including all expenses customarily paid by the issuer and fees and disbursements of any one counsel retained by the holders of the registered securities, other than underwriting commissions and discounts.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York, as depositary, will register and deliver American Depositary Shares, or ADSs. Each ADS will represent four ordinary shares (or a right to receive four ordinary shares) deposited with the Hong Kong office of The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by holding ADSs in the Direct Registration System, or (B) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by DTC pursuant to which the depositary may register the ownership of uncertificated American Depositary Shares, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs set out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. Directions on how to obtain copies of those documents are provided in the section of this prospectus headed “Where You Can Find Additional Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Shares your ADSs represent.

•

Cash.    The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and can not be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See the section of this prospectus headed “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•

Shares.    The depositary may, and will if we request in writing, distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares.

•

Rights to purchase additional shares.    If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

•

Other Distributions.    The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

As a holder of ADSs, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights of the shares represented by your ADSs. You may instruct the depositary to vote the number of deposited shares your ADSs represent. If requested in writing by us (and we will make such requests), the depositary will notify you of shareholders’ meetings and arrange to deliver our voting materials to you. Those materials will describe the matters to be voted on and explain how you may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

The depositary will try, as far as practical, subject to the laws of the Cayman Islands and of the Memorandum and Articles of Association, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the depositary to act, we will try to give the depositary notice of any such meeting not less than 30 days prior to the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$.02 (or less) per ADS	• Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

US$.02 (or less) per ADS per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The Bank of New York, as depositary, has agreed to reimburse us for expenses we incur that are related to the establishment and maintenance of the ADR program, including investor relations expenses and New York Stock Exchange application and listing fees. Under that agreement, there are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not linked to the amounts of fees the depositary collects from investors.

The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary also collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services until its fees for those services, if any, are paid.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your

ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

• Change the nominal or par value of our shares

• Reclassify, split up or consolidate any of the deposited securities

• Distribute securities on the shares that are not distributed to you

• Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADS, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders then outstanding if at any time 60 days shall have expired after the depositary shall have delivered to the Company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Six months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADRs

You have the right to cancel your ADSs and withdraw the underlying shares at any time except:

•

When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

•	When you or other ADS holders seeking to withdraw shares owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the American Depositary Shares. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so. We can terminate the pre-release arrangement by giving prior notice to the depositary.

Direct Registration System

In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by the Depository Trust Company. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated American Depositary Shares, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the Deposit Agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the Deposit Agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the Deposit Agreement, shall not constitute negligence or bad faith on the part of the Depositary.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 9,865,000 outstanding ADSs representing approximately 29.5% of our ordinary shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while application has been made for the ADSs to be listed on New York Stock Exchange, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

Our directors, executive officers and principal shareholders have signed lock-up agreements under which they have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date of this prospectus. The 180-day lock-up period may be extended under certain circumstances described in “Underwriting.” After the expiration of the lock-up period, the ordinary shares or ADSs held by our directors, executive officers or principal shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned our ordinary shares for at least one year, is entitled to sell within any three-month period a number of ordinary shares that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately 1,336,930 ordinary shares immediately after this offering; or

•

the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares, in the form of ADSs or otherwise, proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those ordinary shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold at any time.

Registration Rights

Pursuant to the registration rights agreement entered into on November 8, 2006, we have granted certain registration rights to all of our shareholders except Hanmax Investment Limited. See “Description of Share Capital—Registration Rights.”

TAXATION

The following summary of the material Cayman islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not discuss all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel. Based on the facts and subject to the limitations set forth herein, the statements of law or legal conclusions under the caption “—United States Federal Income Taxation” constitute the opinion of Latham & Watkins LLP, our U.S. counsel, as to the material United States federal income tax consequences of an investment in the ADSs or ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for the alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10.0% or more of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial trust decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares generally will be included in your gross income as foreign source dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders (including individual U.S. Holders), for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate, and thus may constitute “qualified dividend income” provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States; (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on New York Stock Exchange, as our ADSs are expected to be. You should consult your tax advisors regarding the availability of the lower tax rate for dividends paid with respect to our ADSs or ordinary shares.

To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and thereafter as capital gain. However, we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend.

For foreign tax credit limitation purposes, dividends distributed by us with respect to the ADSs or ordinary shares will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income.” For taxable years beginning after December 31, 2006, dividends distributed by us with respect to the ADSs or ordinary shares would generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules relating to the determination of the U.S. foreign tax credit limitation are complex and U.S. Holders should consult their tax advisors to determine the effect of these rules in their particular circumstances.

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. Your tax basis in an ADS or ordinary share generally will equal to the cost of such ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

A non-U.S. corporation is considered to be a PFIC for any taxable year if, applying certain look-through rules, either:

•	at least 75% of its gross income is passive income, or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

We do not expect to be a PFIC for United States federal income tax purposes for our current taxable year ending December 31, 2007, and we do not anticipate becoming a PFIC in future years. However, our PFIC status is a factual determination made after the close of each taxable year and thus there can be no assurance that we will not be treated as a PFIC in our current taxable year or future taxable years.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares. We do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

If a U.S. Holder makes a mark-to-market election, such holder generally will include as ordinary income the excess, if any, of the fair market value of the ADSs or ordinary shares at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of ADSs or ordinary shares will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable U.S. Treasury regulations.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

UNDERWRITING

We and the selling shareholders intend to offer the ADSs through the underwriters named below. Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS AG are acting as the representatives of the underwriters. Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, have severally agreed to purchase from us and the selling shareholders, and we and the selling shareholders, severally, have agreed to sell to them, the respective number of ADSs indicated in the following table.

U.S. Underwriters	Number of ADSs
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS AG
CIBC World Markets Corp

Total

Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS AG are acting as the joint global coordinators and book runners for the offering. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent accountants. The underwriters are committed to take and pay for all of the ADSs offered by us if any ADSs are taken.

We and the selling shareholders have granted to the underwriters an option to purchase up to 1,479,750 additional ADSs within 30 days from the date of this prospectus, at the initial public offering price less the underwriting discount set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the table above bears to the total number of ADSs listed next to the names of all underwriters in the table above. If the underwriters’ option is exercised in full, the total price to the public would be US$                    , the total underwriters’ discounts and commissions would be US$                     and total proceeds to us, before the deduction of expenses, would be US$                    .

The total underwriting discounts and commissions that we and the selling shareholders will pay to the underwriters will be 7% of the total offering price of the ADSs. The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling shareholders. Such amounts are shown assuming either no exercise or full exercise of the underwriters’ over-allotment option to purchase the additional ADSs.

	Per Share	Without Option	With Option
	US$	US$	US$
Public offering price
Underwriting discount
Proceeds, before expenses, to us
Proceeds, before expenses, to the selling shareholders

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately US$5,321,421, all of which will be borne by us.

The underwriters propose to offer the ADSs directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$                     per ADS. The underwriters may allow, and such dealers may reallow, a concession not in excess of US$                     per ADS to certain other dealers. After the initial public offering of the ADSs, the offering price and other selling terms may be changed by the underwriters. The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to discretionary accounts in excess of                     % of the ADSs offered in this offering.

We have agreed that we will not for a period of 180 days after the date of this prospectus, without the prior written consent of the representatives, (1) offer, sell, contract to sell, announce the intention to sell, issue, pledge, lend, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer, any of our ADSs or ordinary shares or any securities that are convertible into or exercisable or exchangeable for our ADSs or ordinary shares; (2) file with the SEC a registration statement under the Securities Act relating to, any of our ADSs or ordinary shares; or (3) enter into any swap or other agreement or transaction that transfers, in whole or in part, the economic consequences of ownership of our ADSs or ordinary shares, except for the (1) sale and transfer of ADSs and the underlying ordinary shares in the current offering; (2) issuance of stock options or restricted shares to our directors, officers and employees; (3) issuance of ordinary shares upon the exercise of employee stock options or restricted shares existing on the date of this prospectus; (4) exchange of our ADSs or ordinary shares for the shares or assets the target company in connection with any acquisition; and (5) sale or transfer to any strategic or financial investor in our capital stock.

All of our existing shareholders have also agreed with the underwriters on lock-up restrictions which for a period of 180 days after the date of this prospectus restrict them from (1) offering, selling, contracting to sell, announcing the intention to sell, issuing, pledging, transferring or otherwise disposing of, directly or indirectly, any ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or ordinary shares; (2) filing or causing to be filed with the SEC any registration statement under the Securities Act relating to, any of our ADSs or ordinary shares; or (3) entering into any swap or other agreement or transaction that transfers, in whole or in part, the economic consequences of ownership of our ADSs or ordinary shares, except for the sale and transfer of ADSs and the underlying ordinary shares in the current offering.

The 180-day lock-up period for us as well as for our officers, directors, the selling shareholders and certain existing shareholders will be extended if (A) during the last 17 days of the 180-day lock-up period, we issue earnings release or material news or a material event relating to us occurs or (B) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day lock-up period. In either case the expiration of the lock-up period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

At our request, the underwriters have reserved up to 5% of the ADSs being offered, at the initial public offering price, through a reserved share program to persons that we believe have contributed to our growth, including persons having relationships with the Company. There can be no assurance that any of the reserved shares will be so purchased. The number of shares available for sale to the general public in this offering will be reduced to the extent that the reserved shares are purchased in the reserved share program. Any reserved shares not purchased through the reserved share program will be offered to the general public on the same basis as the other shares offered hereby. All reserved ADSs purchased are subject to a 30-day lock-up period.

Prior to the offering, there has been no public market for the ADSs. There can be no assurance that an active trading market for our ADSs will develop. It is also possible that after the offering, our ADSs will not trade in the public market at or above the initial public offering price.

Application has been made for the ADSs to be approved for listing on New York Stock Exchange under the symbol “TCM.”

Over-allotment option

The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the ADSs, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended:

•

Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwrites will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

None of us, the selling shareholders and any of our underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and the applicable securities laws, and to contribute to payments the underwriters may be required to make in respect of these liabilities, losses and expenses.

Other relationships

ML Global Private Equity Fund, L.P., or Merrill Lynch GPE, and Merrill Lynch Ventures L.P. 2001 or Merrill Lynch Ventures, whose general partners are affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, have respectively subscribed for 7,446,756 and 2,482,252 ordinary shares from us at the subscription price of US$15,459,235. In connection with the purchase of our ordinary shares by Merrill Lynch GPE and Merrill Lynch Ventures, we entered into a shareholders agreement with Merrill Lynch GPE, Merrill Lynch Ventures, our other shareholders at that time and other persons and entities that control those of our shareholders who are SPVs. We also entered into a registration rights agreement with Merrill Lynch GPE and Merrill Lynch Ventures and other shareholders.

Certain of the underwriters or their affiliates may in the future provide investment banking and other financial services to us and our affiliates in the ordinary course of business and will receive customary compensation in connection therewith. The address of Merrill Lynch, Pierce, Fenner & Smith Incorporated is 4 World Financial Center, 250 Vesey Street, New York, New York 10080, and the address of UBS AG is 52F, Two International Financial Centre, 8 Finance Street, Central, Hong Kong.

UBS AG is expected to make offers and sales in the United States through its registered broker/dealer affiliate, UBS Securities LLC.

Selling restrictions

General

No action has been or will be taken by us or by any underwriter in any jurisdiction except in the United States that would permit a public offering of our ADSs, or the possession, circulation or distribution of a prospectus or any other material relating to us and our ADSs in any country or jurisdiction where action for that purpose is required. Accordingly, our ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with this offering may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Canada

Our ADSs may not be offered or sold, directly or indirectly, in any province or territory of Canada or to or for the benefit of any resident of any province or territory of Canada, except pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or resale is made, and only by a dealer duly registered under the applicable securities laws of that province or territory in circumstances where no exemption from the applicable registered dealer requirements is available.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each of the underwriters has represented that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State it has not made and will not make an offer of ADSs to the public in that Relevant Member State, except that it may, with effect from and including such date, make an offer of ADSs to the public in that Relevant Member State:

•	at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS AG; or

•	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in that Relevant Member State.

The European Economic Area selling restriction is in addition to any other selling restrictions set forth in this prospectus.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any ADSs under, the offers contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with each underwriter and us that:

•	it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•

in the case of any ADSs acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (1) the ADSs acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS AG has been given to the offer or resale; or (2) where ADSs have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those ADSs to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this representation, the expression an “offer” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State.

Italy

No prospectus has been nor will be published in Italy in connection with the offering of the ADSs and such offering has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, the ADSs may not and will not be offered, sold or delivered, nor may or will copies of the prospectus or any other documents relating to the ADSs be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the “Regulation No. 11522”), or (ii) in other circumstances which are exempted from the rules on investment solicitation pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the “Italian Finance Law”) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of the ADSs or distribution of copies of the prospectus or any other document relating to the ADSs in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Italian Finance Law, Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Law”), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the ADSs in the offering is solely responsible for ensuring that any offer or resale of the ADSs it purchased in the offering occurs in compliance with applicable laws and regulations.

The prospectus and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on investment solicitation pursuant to Article 100 of the Italian Finance Law and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive; the provisions under the heading “European Economic Area” above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive in Italy, such requirements shall be replaced by the applicable requirements under the relevant implementing measures of the Prospectus Directive in Italy.

United Kingdom

Each underwriter:

(a) is a person (1) whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (2) has not offered or sold and will not offer or sell the ADSs other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the ADSs would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the “FSMA”) by us;

(b) has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(c) has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the UK.

Switzerland

The ADSs may not be offered or sold to any investors in Switzerland other than on a non-public basis. This prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). Neither this offering nor the ADSs have been or will be approved by any Swiss regulatory authority.

Singapore

Each of the underwriters has acknowledged that the prospectus has not been registered with the Monetary Authority of Singapore. Accordingly, each of the underwriter has represented that it has not offered or sold any ADSs or caused the ADSs to be made the subject of an invitation for subscription or purchase and will not offer or sell any ADSs or cause the ADSs to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, the prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of, the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (2) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Each of the underwriters has further represented to notify (whether through the distribution of the prospectus or otherwise) each of the following relevant persons specified in Section 275 of the SFA which has subscribed or purchased ADSs from or through that underwriter, namely a person which is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

that shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the ADSs under Section 275 except:

(1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA;

(2) where no consideration is given for the transfer; or

(3) by operation of law.

Hong Kong

Each of the underwriters has represented that the ADSs have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (1) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (2) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and the underwriter has not issued or had in its possession for the purposes of issue an will not issue or have in its possession for the purposes of issue any advertisement, invitation or document relating to the ADSs, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) and any rules made thereunder.

Japan

Each underwriter has acknowledged that the ADSs have not been and will not be registered under the Securities and Exchange Law of Japan. Each underwriter has represented that it has not offered or sold, and it will not offer or sell, directly or indirectly, any ADSs in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except:

•	pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan; and

•	in compliance with the other relevant laws and regulations of Japan.

United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of ADSs or other securities under the laws of the United Arab Emirates (the “UAE”). The ADSs have not been and will not be registered under

Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange. This offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise. In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The ADSs may not be offered or sold directly or indirectly to the public in the UAE.

Kingdom of Bahrain

This offering is restricted in the Kingdom of Bahrain to banks, financial institutions and professional investors and any person receiving this prospectus in the Kingdom of Bahrain and not falling within those categories is ineligible to purchase the ADSs.

State of Kuwait

The ADSs have not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus and the offering and sale of the ADSs in the State of Kuwait is restricted by law unless a license is obtained from the Kuwaiti Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus comes are required by us and the underwriters to inform themselves about and to observe such restrictions. Investors in Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the ADSs.

Cayman Islands

The ADS may not be offered for sale to members of the public in the Cayman Islands.

EXPENSES RELATING TO THIS OFFERING

We will pay all expenses relating to this offering, except that the selling shareholders will bear the expense of any broker’s commission or underwriting discounts and commissions, on a pro rata basis, based on the number of ADSs being sold by each selling shareholder in this offering.

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that are expected to be incurred in connection with the offer and sale of the ADSs by us and the selling shareholders. With the exception of the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and New York Stock Exchange listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	US$	5,921
New York Stock Exchange Listing Fee		150,000
National Association of Securities Dealers, Inc. Filing Fee		15,500
Printing and Engraving Expenses		400,000
Legal Fees and Expenses		2,200,000
Accounting Fees and Expenses		1,650,000
Miscellaneous		900,000

Total	US$	5,321,421

LEGAL MATTERS

The validity of the ADSs and certain other legal matters as to the United States federal and New York law in connection with this offering will be passed upon for us by Latham & Watkins LLP. Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by Global Law Office and for the underwriters by Jun He Law Offices. Latham & Watkins LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Global Law Office with respect to matters governed by PRC law. Cleary Gottlieb Steen & Hamilton LLP may rely upon Jun He Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements as of December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006 included in this prospectus have been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph relating to the convenience translation of Renminbi amounts into United States dollar amounts), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The office of Deloitte Touche Tohmatsu is located at 35/F, One Pacific Place, 88 Queensway, Hong Kong.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. A related registration statement on F-6 has been filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings may also be obtained through the SEC’s EDGAR system over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

TONGJITANG CHINESE MEDICINES COMPANY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2004, 2005 AND 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Tongjitang Chinese Medicines Company:

We have audited the accompanying consolidated balance sheets of Tongjitang Chinese Medicines Company and its subsidiaries (the “Company”) as of December 31, 2005 and 2006, the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tongjitang Chinese Medicines Company and its subsidiaries at December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/  Deloitte Touche Tohmatsu

Hong Kong

February 6, 2007

TONGJITANG CHINESE MEDICINES COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Year ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Net revenues	234,724	346,147	484,992	62,146
Cost of revenues	126,160	141,784	161,675	20,717

Gross profit	108,564	204,363	323,317	41,429
Advertising expenses	(40,127)	(47,504)	(85,088)	(10,903)
Other selling and marketing expenses	(34,052)	(37,626)	(51,462)	(6,594)
General and administrative expenses	(25,070)	(26,164)	(33,484)	(4,290)
Research and development expenses	(1,678)	(2,484)	(4,680)	(600)
Gain on disposal of property, plant and equipment and land use rights	3,201	22,723	—	—
Other operating income	471	935	1,283	164

Income from operations	11,309	114,243	149,886	19,206
Other income (expenses):
Interest income	103	74	2,392	307
Interest expense	(6,964)	(8,762)	(12,735)	(1,632)
Government grants	9,925	7,930	10,108	1,295
Dividend income	25	842	—	—
Other income, net	912	648	1,108	142

Income before income taxes, minority interest and equity in earnings of an affiliate	15,310	114,975	150,759	19,318
Provision for income taxes	(4,074)	(4,359)	(16,392)	(2,101)
Minority interest	126	60	(88)	(11)
Equity in earnings of an affiliate	—	114	—	—

Net income	11,362	110,790	134,279	17,206

Earnings per share—basic and diluted
Ordinary shares	0.14	1.39	1.47	0.19

Ordinary shares classified as mezzanine equity	N/A	N/A	1.47	0.19

Shares used in computation of earnings per share—basic and diluted
Ordinary shares	79,520,000	79,520,000	89,799,518	89,799,518

Ordinary shares classified as mezzanine equity	N/A	N/A	1,468,949	1,468,949

See accompanying notes to consolidated financial statements

TONGJITANG CHINESE MEDICINES COMPANY

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31,
	2005	2006	2006
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	35,488	231,009	29,601
Short-term bank deposit	—	50,000	6,407
Notes receivable	1,705	12,732	1,631
Accounts receivable, net of allowance for doubtful accounts of RMB2,777 and RMB1,608 (US$206) as of 2005 and 2006, respectively	142,809	172,102	22,053
Amounts due from related parties	12,002	2,239	287
Inventories	28,176	41,390	5,304
Prepaid advertising expenses	26,365	26,396	3,382
Other prepaid expenses and current assets	19,424	21,386	2,740

Total current assets	265,969	557,254	71,405
Property, plant and equipment, net	115,611	151,568	19,422
Land use rights, net	19,456	19,099	2,447
Deposits for acquisition of property, plant and equipment, and intangible assets	26,513	10,323	1,323
Investment	12,400	—	—
Acquired intangible asset, net	11,299	9,940	1,274
Deferred tax assets	688	688	88
Investment in an affiliate	1,814	—	—

Total assets	453,750	748,872	95,959

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	133,072	27,100	3,473
Accounts payable	20,921	19,874	2,546
Amounts due to related parties	4,641	1,938	248
Accrued expenses and other current liabilities	47,189	64,461	8,260
Subscription deposit received from an investor	42,963	—	—
Income taxes payable	3,017	19,109	2,449

Total current liabilities	251,803	132,482	16,976
Long-term bank loans	59,000	118,000	15,120

Total liabilities	310,803	250,482	32,096

Commitments (Note 14)

Minority interest	345	683	88

Mezzanine equity:
Ordinary shares (US$0.001 par value: 9,929,008 shares as of December 31, 2006 issued and outstanding)	—	120,643	15,459
Shareholders’ equity:
Ordinary shares (US$0.001 par value: 500,000,000 shares authorized and 79,520,000 shares as of December 31, 2005, and 90,364,000 shares as of December 31, 2006, respectively, issued and outstanding)	642	723	92
Additional paid-in capital	39,917	140,019	17,942
Retained earnings	102,043	236,322	30,282

Total shareholders’ equity	142,602	377,064	48,316

Total liabilities and shareholders’ equity	453,750	748,872	95,959

See accompanying notes to consolidated financial statements

TONGJITANG CHINESE MEDICINES COMPANY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands, except share data)

	Ordinary share capital		Additional paid-in capital	Retained earnings	Total
	Number	RMB	RMB	RMB	RMB
As of January 1, 2004	79,520,000	642	39,118	20,891	60,651
Net income	—	—	—	11,362	11,362

As of December 31, 2004	79,520,000	642	39,118	32,253	72,013
Net income	—	—	—	110,790	110,790
Issuance of share capital	—	—	321	—	321
Deemed contribution from a shareholder on disposal of subsidiaries (note 12)	—	—	478	—	478
Distribution to shareholders	—	—	—	(41,000)	(41,000)

As of December 31, 2005	79,520,000	642	39,917	102,043	142,602
Net income	—	—	—	134,279	134,279
Issuance of share capital	10,844,000	81	99,916	—	99,997
Deemed contribution from a shareholder on disposal of an affiliate (note 12)	—	—	186	—	186

As of December 31, 2006	90,364,000	723	140,019	236,322	377,064

As of December 31, 2006 (US$)	90,364,000	92	17,942	30,282	48,316

See accompanying notes to consolidated financial statements

TONGJITANG CHINESE MEDICINES COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	11,362	110,790	134,279	17,206
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Amortization of intangible assets	1,400	1,552	1,509	193
Amortization of land use right	387	424	368	47
Depreciation and amortization of property, plant and equipment	7,378	9,773	11,040	1,415
Allowance for doubtful accounts and other receivables	1,070	2,114	321	41
Gain on disposal of property, plant and equipment and land use rights	(3,201)	(22,723)	—	—
(Loss) income attributable to the minority interests	(126)	(60)	88	11
Equity in earnings of an affiliate	—	(114)	—	—
Write-down of inventories	754	422	—	—
Deferred tax assets	50	682	—	—
Changes in current assets and liabilities (net of effects of dispositions):
Notes receivable	—	(1,705)	(11,027)	(1,413)
Accounts receivable	4,271	(89,411)	(29,293)	(3,753)
Amounts due from related parties	—	(556)	(16)	(2)
Inventories	3,860	9,372	(13,214)	(1,693)
Prepaid advertising expenses	(2,818)	(22,350)	(31)	(4)
Other prepaid expenses and current assets	(16,548)	19,912	9,020	1,156
Trading securities	515	—	—	—
Accounts payable	8,906	(9,950)	(1,047)	(134)
Amounts due to related parties	—	288	(2,705)	(347)
Accrued expenses and other current liabilities	(4,175)	(25,737)	15,269	1,957
Income taxes payable	755	(2,845)	16,092	2,062

Net cash (used in) provided by operating activities	13,840	(20,122)	130,653	16,742

Cash flows from investing activities:
Purchase of property, plant and equipment and land use right	(10,914)	(26,917)	(22,477)	(2,880)
Proceeds from disposal of property, plant and equipment and land use right	4,760	23,465	1,597	205
Deposits paid for acquisition of property, plant and equipment and intangible assets	(3,969)	(21,494)	(8,401)	(1,077)
Acquisition of intangible assets	(96)	(686)	(150)	(19)
Purchase of investment	(12,400)	—	—	—
Proceeds on disposal of subsidiaries, net of cash disposed	—	3,227	—	—
Proceeds on disposal of an affiliate	—	—	2,000	256
(Advance to) repayment from a related party	—	(9,457)	9,457	1,212
(Advance to) repayment from independent third parties	(500)	—	300	38
Proceeds from disposal of investment	—	—	12,400	1,589
Increase in short-term bank deposit	—	—	(50,000)	(6,407)

Net cash used in investing activities	(23,119)	(31,862)	(55,274)	(7,083)

TONGJITANG CHINESE MEDICINES COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS—Continued

(In thousands)

	Year ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Repayment of borrowings	(5,000)	(25,000)	(159,908)	(20,490)
New borrowings raised	5,000	93,908	115,000	14,736
Distribution to shareholders upon recapitalization	—	(41,000)	—	—
Subscription deposit received from an investor	—	42,963	—	—
Issuance of share capital	—	—	177,998	22,808
Direct and incremental offering expenses paid	—	—	(13,200)	(1,691)
(Repayment to) advance from related parties	(11,351)	(739)	2	—
Contribution from minority shareholder	—	—	250	32

Net cash (used in) provided by financing activities	(11,351)	70,132	120,142	15,395

Net (decrease) increase in cash and cash equivalents	(20,630)	18,148	195,521	25,054
Cash and cash equivalents at beginning of year	37,970	17,340	35,488	4,547

Cash and cash equivalents at end of year	17,340	35,488	231,009	29,601

Supplemental schedule of cash flow information:
Income tax paid	3,269	6,522	300	38

Interest paid	6,964	8,762	12,735	1,632

Non-cash investing and financing activities:
Proceeds on disposal of property, plant and equipment and land use rights included in other receivables	—	1,597	—	—
Accounts payable for construction costs and acquisition of property, plant and equipment	27,981	10,814	10,753	1,378
Subscription receivable from shareholders	—	321	—	—
Transfer to an equity method affiliate:
Accounts receivable	—	6,465	—	—
Severance pay liabilities	—	4,637	—	—

See accompanying notes to consolidated financial statements

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

1. Organization and Principal Activities

Tongjitang Chinese Medicines Company and, together with its subsidiaries, “Tongjitang” or the “Company,” was incorporated as an exempted company with limited liability in the Cayman Islands on May 16, 2006 under the Companies Law of the Cayman Islands. Tongjitang is principally engaged in the development, manufacture and sale of modernized traditional Chinese medicines.

Mr. Xiaochun Wang (“Mr. Wang”), the Company’s principal shareholder and Chief Executive Officer, directly or through entities he controls, currently has a controlling interest in the Company. Mr. Wang thus has the ability to control the outcome of all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of the Company’s assets.

Substantially all of the Company’s business is conducted through a wholly owned operating subsidiary established in the People’s Republic of China (the “PRC”), Guizhou Tongjitang Pharmaceutical Co., Ltd. (“Tongjitang Pharmaceutical”). Tongjitang Pharmaceutical also holds a 92.76% equity interest in Guizhou Tongjitang Pharmaceutical Distribution Co., Ltd. (“Tongjitang Distribution”), which further holds a 96% equity interest in Guizhou Tongjitang Pharmacy Chain Stores Co., Ltd. (“Tongjitang Chain Stores”). The Company holds its interest in the operating subsidiaries indirectly through a holding company, Unisources Enterprises Limited (“Unisources”), which is a wholly owned shell company that is incorporated in the British Virgin Islands (“BVI”). Tongjitang Pharmaceutical established a new subsidiary, Guizhou Tongjitang Chinese Medicines Planting Co., Ltd. (“Tongjitang Planting”) on June 9, 2006, in which it holds a 95% equity interest.

In June 2005, Unisources issued 79,520,000 ordinary shares to the equity holders of Tongjitang Pharmaceutical at par value and then acquired from them the 100% equity interests in Tongjitang Pharmaceutical for consideration of RMB41,000. As a result of this exchange, the shareholders of Tongjitang Pharmaceutical became the owners of all the then outstanding shares of Unisources in proportion to their interests in Tongjitang Pharmaceutical. There was no change in control or ownership interests as a result of this transaction. Accordingly, the transaction was accounted for as a legal reorganization of entities under common control. The accompanying consolidated financial statements have been prepared to reflect the consolidated financial position, results of operations and cash flows of the Company and its subsidiaries for all the periods presented in a manner similar to the pooling-of-interests method. The amount payable to the shareholders resulting from this transaction was recorded as a distribution. Prior to the transaction, Unisources was a shell company with minimal assets and no liabilities.

In June 2006, the shareholders elected to reorganize the corporate structure such that their ownership interests in Unisources would be held through the Company. This reorganization was effected by means of a share exchange in which all of the shares of Unisources were exchanged, on a one-for-two thousand basis, for shares of the Company. Prior to the transaction, the Company was a shell company with minimal assets and no liabilities. There was no change in control or ownership interest as a result of this transaction.

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

The legal subsidiaries are as follows:

Name of company	Place of establishment and operation	Percentage of ordinary share/ registered capital held by the Company	Principal activities
Unisources	BVI	100%	Investment holding
Tongjitang Pharmaceutical	PRC	100%	Development, manufacturing, marketing and sales of medicine products
Tongjitang Distribution	PRC	92.76%	Wholesale distribution of medicine products
Tongjitang Chain Stores	PRC	89.05%	Retail sales of medicines products and medical devices
Tongjitang Planting	PRC	95%	Cultivation of medicinal herbs

2. Summary of Significant Accounting Policies

(a) Basis of presentation and principles of consolidation

The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

The consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries. All significant inter-company transactions have been eliminated on consolidation. Investment in an affiliate representing ownership of at least 20%, but less than 50%, is accounted for under the equity method. The Company’s share of earnings in its equity investment is included in the accompanying consolidated statements of operations.

(b) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid short-term deposits which are unrestricted as to withdrawal and use, and which have maturities of three months or less from the date of purchase.

(c) Accounts and notes receivable

Notes receivable represent bank drafts that are non-interest bearing and due within six months. Such bank drafts have been arranged with third-party financial institutions by certain customers to settle their purchases from us.

In June 2006, the Company entered into factoring agreements (the “agreements”) with terms of six months that permitted the Company to sell up to a total of RMB80,000 in accounts receivable to third-party financial institutions. Under the terms of the agreements, those accounts receivables that were derived in the ordinary course of business and that have not been pledged, are not overdue and have a credit term of less than 6

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

months, could be sold outright to the third-party financial institution, which assumes the full risk of collection, without recourse to the Company. Under these agreements, the Company was required to pay interest to the third-party financial institutions at an annual rate of 4.86% on the outstanding balance. Interest expense from this factoring arrangement amounted to RMB959 (US$123) for the year ended December 31, 2006 and was reported in interest expense in the consolidated statement of operations. As of December 31, 2006, the factoring agreements have expired and the Company has received all proceeds from the sale of accounts receivables under these agreements totaling RMB70,578 (US$9,044).

(d) Inventories

Inventories are stated at the lower of cost or market value. Cost is calculated using the weighted average cost method. Write-downs of potentially obsolete or slow-moving inventory are recorded based on the management’s specific analysis of future sales forecasts and economic conditions. Inventory write-downs of RMB754, RMB422 and nil for the years ended December 31, 2004, 2005 and 2006, respectively, were recorded in cost of goods sold.

(e) Investment

Investments in equity securities of privately held companies where the Company’s level of ownership is such that it cannot exercise significant influence over the investee (i.e. voting common stock ownership of less than 20%) are stated at cost, adjusted for declines in fair value that are considered other than temporary. Fair value of the investments is estimated based on market value appraisals or other valuation techniques. In determining whether impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence that would be considered in this assessment includes, but is not limited to, the reasons for the impairment, the severity and duration of the impairment, and forecasted recovery. Any impairment is charged to earnings and a new cost basis for the investment is established.

(f) Property, plant and equipment, net

Property, plant and equipment are carried at cost less accumulated depreciation and amortization. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Gains and losses from the disposal of property, plant and equipment are included in income from operations.

Depreciation and amortization is computed on a straight-line basis over the estimated useful lives of assets as follows:

Buildings	lesser of 50 years or lease terms
Leasehold improvements	lesser of 10 years or lease terms
Plant and machinery	5 - 10 years
Office equipment, furniture and fixtures	5 years
Motor vehicles	10 years

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

(g) Land use rights

All land in the PRC is owned by the PRC government. The government in the PRC, according to the relevant PRC law, may sell the right to use the land for a specified period of time. Thus, all of the Company’s land purchases in the PRC are considered to be leasehold land and are stated at cost less accumulated amortization and any recognized impairment loss. Amortization is provided over the term of the land use right agreement on a straight-line basis.

Amortization expense totaled RMB387, RMB424 and RMB367 (US$47) for the years ended December 31, 2004, 2005 and 2006, respectively.

As of December 31, 2005 and 2006, land use rights with a net book value of RMB17,028 and RMB18,253 (US$2,339) were pledged in connection with the outstanding loan facilities, respectively.

(h) Acquired intangible assets, net

Acquired intangible assets, which consist primarily of patents, trademarks, distribution network and registered drug formulae, are valued at cost less accumulated amortization. Amortization is computed using the straight-line method over their expected useful lives as summarized in Note 7.

(i) Impairment or disposal of long-lived assets

The Company evaluates its long-lived assets and intangible assets for potential impairment based on a review of projected undiscounted cash flows associated with these assets. Long-lived assets are evaluated for impairment whenever events and circumstances exist that indicates the carrying amount of these assets may not be recoverable. Measurement of impairment losses for long-lived assets that the Company expects to hold and use is based on the difference between the estimated fair value of the assets and the carrying amount.

Long-lived assets to be disposed of are stated at lower of fair value or carrying amount. Expected future operating losses from any discontinued operations would be recorded in the periods in which the losses are incurred.

(j) Revenue recognition

Revenue from the sale of pharmaceutical products is recognized when the products are delivered to and received by the customers, collectibility is reasonably assured and the prices are fixed and determinable.

The Company has distributor arrangements with certain parties for sale of its pharmaceutical products. The distributor agreements do not provide chargeback, price protection, or stock rotation rights. Accordingly, the Company records the revenue when products are delivered to and received by the distributors.

The Company presents revenues net of sales taxes incurred, which amounted to RMB44,122, RMB63,464 and RMB86,487 (US$11,082) for the years ended December 31, 2004, 2005 and 2006, respectively.

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

(k) Shipping and handling costs

Shipping and handling costs are classified as other selling and marketing expenses. For the years ended December 31, 2004, 2005 and 2006, shipping and handling costs classified as other selling and marketing expenses were RMB919, RMB1,484 and RMB2,188 (US$280), respectively.

(l) Advertising costs

The Company records payments made to advertising companies for the purpose of reserving prime-time advertising space as prepaid advertising costs in the consolidated balance sheet. The Company expenses the prepaid advertising amount when the advertisement is published or aired. All other advertising costs are expensed as incurred.

(m) Government grants

Government grants include cash and interest subsidies as well as advance subsidies received from the PRC government by the operating subsidiaries of the Company. Such subsidies are generally provided in relation to the research and development of medical products and also as incentives from the local government to encourage the expansion of local businesses. Government grants are recognized when received and all the conditions specified in the grant have been met. Capital grants received in advance in connection with the acquisition of equipment are recorded in other current liabilities and then offset against the cost of the related equipment upon acquisition.

(n) Research and development costs

Research and development costs are incurred in the development of the new products and processes, including significant improvements and refinements to existing products. All research and development costs are expensed as incurred.

(o) Earnings per share

Basic earnings per share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per ordinary share is required to be presented when potential dilution could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. No dilutive potential ordinary share equivalents were outstanding during the three years ended December 31, 2006.

The Company has one class of ordinary shares. However, certain shareholders have received a put right whereby these shareholders may require the Company to repurchase their ordinary shares under certain circumstances at a price equal to the subscription price, which may be other than fair value at the date of redemption (see Note 10). Accordingly, the Company has used the “two-class” method of computing and presenting earnings per share.

(p) Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

(q) Foreign currency transactions

The reporting currency of the Company is Renminbi (“RMB”). Transactions dominated in currencies other than the Company’s functional currency are remeasured at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in the statements of operations.

(r) Convenience translation into United States Dollars

The consolidated financial statements of the Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the year ended December 31, 2006 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB7.8041 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at December 29, 2006. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

(s) Comprehensive income

The Company has adopted Statements of Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income,” which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. During the periods presented, the Company’s comprehensive income represents its net income.

(t) Mezzanine equity

Ordinary shares issued with a put option, which permits the shareholders to sell back the shares to the Company, are classified as mezzanine equity (see note 10).

(u) Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s finance statements include allowance for doubtful debts, valuation of deferred tax assets, and useful lives of acquired intangible assets and property, plant and equipment.

(v) Fair value of financial instruments

The carrying amounts of notes receivable, accounts receivable, amounts due from related parties, short-term borrowings, accounts payable, amounts due to related parties and accrued expenses and other current liabilities approximate their fair values due to the short-term nature of these instruments. The fair value of long-term bank loans approximates its carrying value as the interest rate does not significantly differ from market.

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

(w) Concentration of risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents, short-term bank deposit, accounts receivable and amounts due from related parties. The Company places its cash and cash equivalents with financial institutions with high credit-ratings and quality.

In addition, as of December 31, 2005 and 2006 one customer accounted for 21% and 25% of the Company’s accounts receivables balance, respectively, and no other customer accounted for more than 10% individually of the total accounts receivables balance as of either date. The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

(x) Recent changes in accounting standards

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for the Company beginning in fiscal year 2007. The Company is currently evaluating the interpretation to determine the effect on its consolidated financial statements and related disclosures.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments-an amendment of FASB Statements 133 and 140,” which is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The statement improves financial reporting by eliminating the exemption from applying SFAS No. 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. The Statement also improves financial reporting by allowing a preparer to elect fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a re-measurement event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to bifurcated, if the holder elects to account for the whole instrument on a fair value basis. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial position or results of operations.

In September 2005, the FASB’s Emerging Issues Task Force (“EITF”) reached a final consensus on Issue 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty” (“EITF 04-13”). EITF 04-13 requires that two or more legally separate exchange transactions with the same counterparty be combined and considered a single arrangement for purposes of applying APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” when the transactions are entered into in contemplation of one another. EITF 04-13 is effective for new arrangements entered into, or modifications or renewals of existing arrangements, in interim or annual periods beginning after March 15, 2006. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which replaces Accounting Principles Board Opinions No. 20, “Accounting Changes” and SFAS No. 3,

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

“Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this statement did not have a material effect on the Company’s financial position or results of operations.

In September 2006 the FASB issued SFAS No. 157, “Fair Value Measurement.” SFAS 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date.” SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact, if any, of SFAS 157 on its financial position, results of operations and cash flows.

In September 2006, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No.108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years beginning after November 15, 2006. The Company does not expect that the adoption of SAB 108 will have a material impact on its consolidated financial position, results of operations or cash flows.

3. Inventories

Inventories consisted of the following:

	As of December 31,
	2005	2006	2006
	RMB	RMB	US$
Raw materials	9,132	21,546	2,761
Work-in-progress	5,993	5,836	748
Finished goods	13,051	14,008	1,795

	28,176	41,390	5,304

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

4. Other Prepaid Expenses and Current Assets

Other prepaid expenses and current assets consisted of the following:

	As of December 31,
	2005	2006	2006
	RMB	RMB	US$
Advances to employees and other independent parties	11,137	4,098	525
Dividend receivable from investment	800	—	—
Prepayment for purchase of materials	4,579	1,691	217
Proceeds receivable on disposal of land use right and property, plant and equipment	1,597	—	–
Loans to independent third parties	800	500	64
Direct offering expenses	—	13,200	1,691
Amount due from a former related company	—	1,370	176
Others	511	527	67

	19,424	21,386	2,740

The loans to independent third parties are unsecured, non-interest bearing and with a repayment term of less than one year.

5. Property, Plant and Equipment, net

Property, plant and equipment, net consisted of following:

	As of December 31,
	2005	2006	2006
	RMB	RMB	US$

Buildings	76,091	104,533	13,395
Leasehold improvements	13,284	14,040	1,799
Plant and machinery	46,753	50,444	6,464
Office equipment, furniture and fixtures	5,884	7,463	956
Motor vehicles	7,620	9,988	1,280

Sub-total	149,632	186,468	23,894
Less: Accumulated depreciation and amortization	(34,503)	(45,543)	(5,836)

	115,129	140,925	18,058
Construction in progress	482	10,643	1,364

Property, plant and equipment, net	115,611	151,568	19,422

Depreciation and amortization expenses totaled RMB7,378, RMB9,773 and RMB11,040 (US$1,415) for the years ended December 31, 2004, 2005 and 2006, respectively.

As of December 31, 2005 and 2006, certain properties with a combined net book value of RMB30,131 and RMB37,181 (US$4,764) were pledged as security in connection with outstanding loan facilities, respectively.

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

As of December 31, 2005 and 2006, the registration process required with respect to the ownership of certain buildings amounting to RMB3,615 and RMB12,122 (US$1,553), respectively, had not yet been completed.

6. Investment

As of December 31, 2005, the Company’s investment represented 1.52% equity interest in Guizhou Commercial Bank (“GCB”) with a carrying value of RMB12,400. Shares of GCB are not publicly traded and the Company accounted for its investment under the cost method. In May 2006, the Company sold the investment in GCB to an independent third party for RMB12,400, resulting in no gain or loss.

7. Acquired Intangible Assets, net

Acquired intangible assets, net consisted of following:

	As of December 31,
	2005	2006	2006
	RMB	RMB	US$

Cost:
Patents	1,063	1,213	155
Trademarks	9,555	9,555	1,224
Registered drug formulae	5,232	5,232	670
Distribution network	1,319	1,319	169

Total	17,169	17,319	2,218

Accumulated amortization:
Patents	145	291	37
Trademarks	4,596	5,644	722
Registered drug formulae	683	873	112
Distribution networks	446	571	73

Total	5,870	7,379	944

Acquired intangible assets, net	11,299	9,940	1,274

The estimated useful life of patents is 10 years, trademarks is 7 to 10 years, registered drug formulae is 27 years, and distribution network is 10 years.

Amortization expenses were RMB1,400, RMB1,552 and RMB1,509 (US$193) for the years ended December 31, 2004, 2005 and 2006, respectively. For each of the next five years, amortization expense expected to be incurred with respect to the above intangibles assets will be approximately RMB1,457 per annum.

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

8. Indebtedness

Short-term and long-term debts were as follows:

	As of December 31,
	2005	2006	2006
	RMB	RMB	US$
Short-term bank loans	34,908	13,500	1,730
Other borrowings	3,164	1,100	141
Long-term loans, current portion	95,000	12,500	1,602

Short-term borrowings	133,072	27,100	3,473
Long-term loans, non-current portion	59,000	118,000	15,120

Total	192,072	145,100	18,593

Long-term loans consist of the following:

		As of December 31,
		2005	2006	2006
		RMB	RMB	US$
Secured long-term bank loans, bearing an average interest rate from 5.49% to 6.696%	(a)	95,000	91,500	11,725
Unsecured long-term bank loans, bearing an average interest rate from 6.336% to 7.488%	(b)	59,000	39,000	4,997

Total		154,000	130,500	16,722
Less: current portion of long-term loans		(95,000)	(12,500)	(1,602)

Non-current portion of long-term loans		59,000	118,000	15,120

(a)	The secured long-term bank loans are secured by a pledge of certain of the Company’s properties and land use rights. The pledged properties as of December 31, 2005 and 2006 had a net book value of RMB30,131 and RMB37,181 (US$4,764), respectively. The pledged land use rights as of December 31, 2005 and 2006 had a net book value of RMB17,028 and RMB18,253 (US$2,339), respectively.

As of December 31, 2005, the secured long-term loans consisted of three bank loans of RMB25,000, RMB25,000 and RMB45,000. All the three bank loans were repayable in June 2006.

As of December 31, 2006, the secured long-term loans consisted of five bank loans of RMB4,500, RMB18,000, RMB25,000, RMB25,000 and RMB19,000. The RMB4,500 loan, RMB18,000 loan and the two RMB25,000 loans were repayable in February 2007, May 2008 and June 2008, respectively, while the 19,000 loan was repayable in instalments over the following 3 years, of which, the first instalment of RMB2,000 is due in September 2007.

(b)	As of December 31, 2005, the unsecured long-term bank loans consisted of three bank loans of RMB30,000, RMB19,000 and RMB10,000 and the RMB30,000 loan was guaranteed by independent third parties. The RMB 30,000 loan was repayable in November 2007, while the RMB19,000 loan was repayable in December 2010 and the RMB10,000 loan was repayable in June 2008.

As of December 31, 2006, the unsecured long term bank loans consisted of three bank loans of RMB19,000, RMB10,000 and RMB10,000. The first two are repayable in unequal instalments through December 2010 and June 2008, respectively; and the remaining loan is repayable in March 2008 and is guaranteed by an independent third party. Subsequent to December 31, 2006, the RMB10,000 loan originally matured in March 2008 was early repaid and the relevant guarantee was terminated.

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Renminbi, except share, per share data and convenience translation)

The Company paid fees of RMB700 and RMB200 (US$26) for the years ended December 31, 2005 and 2006 to the independent third parties for the provision of guarantees, respectively.

The schedule of principal payments of long-term loans as of December 31, 2006 was as follows:

2007	12,500
2008	91,000
2009	18,500
2010	8,500

Total (RMB)	130,500
Less: current portion	(12,500)

Non-current portion (RMB)	118,000

Non-current portion (US$)	15,120

9. Accrued Expenses and Other Current Liabilities

Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2005	2006	2006
	RMB	RMB	US$

Other taxes payable	16,800	30,299	3,883
Accrued salary and welfare	2,087	2,969	380
Government grant	3,854	3,739	479
Severance pay liabilities	1,924	641	82
Expense reimbursements to employees and marketing agents	38	585	75
Payable for the acquisition of property, plant and equipment	10,814	10,753	1,378
Advances from customers	3,269	5,730	734
Advertisement expense payable	4,973	6,820	874
Others	3,430	2,925	375

	47,189	64,461	8,260

10. Capital Structure

On May 23, 2005, Unisources issued 79,520,000 ordinary shares to the equity owners of Tongjitang Pharmaceutical, and recorded a distribution payable of RMB41,000 to those equity owners in June 2005, in exchange for their 100% ownership of Tongjitang Pharmaceutical. No shareholder’s ownership in the underlying net assets of Tongjitang Pharmaceutical was changed as a result of this transaction. The Company has accounted for the issuance of shares in connection with the reorganization as a legal reorganization of entities under common control in a manner similar to a pooling-of-interests.

On December 21, 2005, Unisources entered into a subscription agreement with its shareholders and an independent third party investor, where Unisources agreed to issue and the investor agreed to subscribe for

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

10,844,000 ordinary shares of Unisources for cash consideration of RMB100,000. At the date of the agreement, RMB42,963 was paid as a subscription deposit which was recorded as a liability in the consolidated balance sheet as of December 31, 2005. In January 2006, Unisources issued 10,844,000 ordinary shares to the third party investor and collected the remaining consideration during the year ended December 31, 2006.

In June 2006, the shareholders of Unisources reorganized into the Company by means of a share exchange in which all of the shares of Unisources were exchanged, on a one-for-two thousand basis, for shares of the Company. Prior to the transaction, the Company was a shell company with minimal assets and no liabilities. All share and per share amounts were retroactively adjusted to reflect this share exchange.

Mezzanine Equity

On November 8, 2006, the Company issued a total of 9,929,008 ordinary shares to two third-party investors for cash proceeds of US$15,459 (equivalent to RMB121,061) pursuant to a share purchase agreement entered into on the same date (“Share Agreement”). These third party investors have received a put right under the shareholders’ agreement dated November 8, 2006, whereby they may require the Company, within 6 months following the date two years after the closing of the share subscription, to repurchase all of the ordinary shares issued under the Share Agreement and held by the investors at their original subscription price if the Company has not completed a qualified public offering within 2 years of the share subscription or upon the occurrence of certain events. The put right will terminate upon the effective date of a qualified public offering of the Company. This put right is neither legally detachable nor separately exercisable from the ordinary shares purchased. Further, under the Share Agreement the investors shall also be entitled to receive, in cash, prior and in preference to any distribution of the assets of the Company to the other shareholders, the original subscription price plus a further amount equal to any declared but unpaid dividends there on, before any payment shall be made or any assets distributed to the other shareholders in the event of any liquidation, dissolution or winding up of the Company. This preferential distribution right, like the put right described above, terminates upon a qualified public offering by the Company. These ordinary shares participate equally with the other outstanding ordinary shares in all earnings and dividends of the Company.

Share Incentive Plan

On October 9, 2006, the board of directors of the Company adopted a 2006 Share Incentive Plan, or the 2006 plan, under which the Company may grant its employees, directors and consultants various types of awards including options to purchase ordinary shares of the Company, share appreciation rights, dividend equivalent rights, restricted shares, restricted share units, share payments, or deferred shares. To date, no awards have been granted by the Company. Up to 10% of the Company’s then outstanding ordinary shares will be reserved for issuance under the 2006 plan. The term of each award under our 2006 plan will be specified in the award agreement, but the life of any award may not exceed ten years from the adoption of the plan.

11. Income Taxes

The components of income taxes are as follows:

	Year ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$

PRC Enterprise Income Tax (“EIT”)
Current	4,024	3,677	16,392	2,101
Deferred taxation	50	682	—	—

	4,074	4,359	16,392	2,101

The Company is a tax exempted company incorporated in the Cayman Islands.

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

Under the current BVI tax law, Unisources’ income is not subject to taxation.

The subsidiaries registered in the PRC are all domestically owned and subject to PRC EIT on the taxable income in accordance with the relevant PRC income tax laws. EIT rate for each member operating in the PRC is 33%, which represents the state income tax of 30% and local income tax of 3%.

Pursuant to a local tax preferential arrangement, Tongjitang Pharmaceutical was subject to a reduced EIT of 15% for the period from 2003 to 2010. Upon the change of legal status of Tongjitang Pharmaceutical to a Foreign Invested Enterprise in June 2005, Tongjitang Pharmaceutical became subject to Foreign Enterprise Income Tax (“FEIT”) on its taxable income as calculated in accordance with the relevant PRC income tax law at an applicable rate of 15%. Tongjitang Pharmaceutical is also entitled to the exemptions from PRC FEIT for the two years starting from its first profit-making year after recovering previous losses, followed by a 50% reduction for the next three years (“tax holidays”). Accordingly, Tongjitang Pharmaceutical was exempted from PRC FEIT for the period from July 1, 2005 to December 31, 2005, which period was initially regarded as its first profit making year as a wholly foreign owned enterprise; in December 2006, however, Tongjitang Pharmaceutical applied to the relevant tax authority to permit the Company to pay income tax at a rate of 15% for the period from July 1, 2005 to December 31, 2005, amounting to RMB16,392 (US$2,101), and defer the commencement of its tax holidays to the year ended December 31, 2006. This application was approved on December 30, 2006 and, accordingly, the first profit making year of Tongjitang Pharmaceutical as a wholly foreign owned enterprise was revised as the year ended December 31, 2006.

Temporary differences and carryforwards that give rise to deferred tax assets and liabilities are as follows:

	As of December 31,
	2005	2006	2006
	RMB	RMB	US$
Deferred tax assets:
Inventory provision	480	489	63
Provisions and accruals	1,245	1,009	129
Tax losses	4,024	3,846	493
Property, plant and equipment, net	59	59	8
Land use rights	1,089	1,089	139

Total deferred tax assets	6,897	6,492	832

Deferred tax liability:
Intangible assets	(460)	(460)	(59)
Valuation allowance	(5,749)	(5,344)	(685)

Net deferred tax assets	688	688	88

Analysis as:
Current	—	—	—
Non-current	688	688	88

Total	688	688	88

The subsidiaries registered in the PRC have total net operating loss carry forwards of RMB12,194 and RMB11,655 (US$1,493) as of December 31, 2005 and 2006, respectively. These operating loss carry forwards expire at various times through 2011 and can only be utilized by the entities generating the losses. The Company operates through multiple subsidiaries and the valuation allowance is established on an individual subsidiary basis. The valuation allowance refers to the estimated portion of the deferred tax assets that are not “more likely than not” to be realized. Except to the extent that a valuation allowance have been established, the Company believes the carry forward benefits will be realized.

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

A reconciliation of income tax expense to the amount computed by applying the current tax rate to the income before income taxes and minority interest in the consolidated statements of operations were as follows:

	Year ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$

Income before income taxes and minority interest	15,310	114,975	150,759	19,318
PRC enterprise income tax rate	33%	33%	33%	33%
Income tax at PRC EIT rate on income before income taxes	5,052	37,942	49,750	6,375
Expenses not deductible for tax purposes:
Certain salaries and employees’ benefits	2,668	2,392	567	73
Non-deductible donations	410	284	492	63
Other non-deductible expenses	558	322	83	11
Effect of tax holidays and tax concessions	(4,896)	(37,118)	(52,584)	(6,738)
Changes in valuation allowances	148	561	(405)	(52)
Prior year income tax payment required for deferral of tax holidays	—	—	16,392	2,101
Effect of different tax rate of a subsidiary operating in other jurisdictions	—	—	2,157	276
Others	134	(24)	(60)	(8)

Total income tax expense	4,074	4,359	16,392	2,101

The additional tax that would otherwise have been payable without tax holidays and tax concessions amounted to approximately RMB4,896, RMB37,118 and RMB36,192 (US$4,637) in 2004, 2005 and 2006, respectively (representing a reduction in basic and diluted earnings per share of RMB0.06, RMB0.47 and RMB0.40 for the years ended December 31, 2004, 2005 and 2006, respectively).

12. Related Party Transactions and Balances

Related party balances:

Amounts due from (to) related parties are as follows:

	As of December 31,
	2005	2006	2006
	RMB	RMB	US$
Due from related parties:
Due from a minority shareholder of a subsidiary	535	535	69
Due from shareholders	321	—	—
Due from affiliates	11,146	1,704	218

Total	12,002	2,239	287

Due to related parties:
Due to affiliates	3,141	436	56
Due to a former equity owner	900	900	115
Due to Mr. Wang	600	600	77
Due to spouse of Mr. Wang	—	2	—

Total	4,641	1,938	248

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

Mr. Wang has a controlling interest in the above affiliates. Amounts due from (to) related parties were non-interest bearing and payable on demand. There were no other related party balances as of December 31, 2005 and 2006.

Disposition of subsidiaries and investment in an affiliate:

In 2002, Tongjitang Pharmaceutical and Tongjitang Distribution jointly established a company, Guizhou Tongjitang Chinese Medicine Sliced Herbs Co., Ltd. (“Tongjitang Sliced Herbs”) in the PRC where Tongjitang Pharmaceutical held a 66.67% equity interest and Tongjitang Distribution held the remaining 33.33% equity interest. Tongjitang Sliced Herbs is engaged in the business of selling certain herbal medicines packaged in small pieces. In February 2005, Tongjitang Pharmaceutical entered into an equity transfer agreement with Mr. Wang to sell a 66.67% interest in Tongjitang Sliced Herbs for cash consideration of RMB3,400 which approximated the then carrying value as of the date of disposition. In January 2006, Tongjitang Distribution disposed of its remaining 33.33% interest in Tongjitang Sliced Herbs to Mr. Wang for consideration of RMB2,000, which resulted in the recognition of a RMB186 (US$24) deemed contribution from a shareholder in the year ended December 31, 2006.

In 2002, Tongjitang Pharmaceutical established, together with three independent third parties, a company called Guizhou Tongjitang Culture and Communication Co. Ltd. (“Tongjitang Culture”), in the PRC. In February 2005, Tongjitang Pharmaceutical entered into an equity transfer agreement to sell its entire 60% equity interest in Tongjitang Culture which had a net liability position, to Mr. Wang at nil consideration, which resulted in the recognition of a RMB479 deemed contribution in 2005. Tongjitang Culture’s operations were not significant to the Company in any period presented.

Other related party transactions:

Other than the dispositions to the controlling shareholder as described above, the Company purchased materials from Tongjitang Sliced Herbs amounting to RMB1,908 and RMB915 (US$117) for the year ended December 31, 2005 and 2006, respectively. The Company also assigned a trade receivable of RMB6,465, together with a severance pay liability of RMB4,637 to Tongjitang Sliced Herbs as at December 31, 2005, and reduced its accounts payable balance to Tongjitang Sliced Herbs for the difference.

In January 2005, Tongjitang Pharmaceutical also entered into a patent license agreement with Mr. Wang for licensing his patent for a medicine and its processing method for a term of ten years up to the patent expiry at nil consideration. This patent was purchased by Mr. Wang on behalf of Tongjitang Pharmaceutical in November 2003 from an independent individual where the purchase consideration of RMB400 was paid by Tongjitang Pharmaceutical.

In June 2006, Tongjitang Pharmaceutical established Tongjitang Planting, together with Tongjitang Sliced Herbs, which contributed capital of RMB250 to Tongjitang Planting for a 5% equity interest.

13. Staff Retirement Plan

As stipulated under the rules and regulations in the PRC, the subsidiaries in the PRC are required to contribute a certain percentage of its employees’ payroll costs to state-managed retirement schemes operated by the local governments for its employees in the PRC. After the contribution, the Company has no further obligation for actual payment of the retirement benefits.

The amount of contributions made by the Company to the staff retirement plans in the PRC amounted to RMB891, RMB1,056 and RMB1,418 (US$182) for the years ended December 31, 2004, 2005 and 2006, respectively.

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

In addition, the subsidiaries in the PRC are required by law to contribute approximately 10.7% of the monthly salaries of employees for medical, unemployment and other statutory benefits. The PRC government is directly responsible for the payment of the benefits to these employees. The amounts contributed by the Company were RMB534, RMB606 and RMB708 (US$91) for the years ended December 31, 2004, 2005 and 2006, respectively.

14. Commitments

(a) Lease commitments

The Company leases office premises and buildings under non-cancelable leases. Rental expenses under operating leases totaled RMB474, RMB133 and RMB331 (US$42) for the years ended December 31, 2004, 2005 and 2006, respectively.

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2006 were as follows:

2007	575
2008	453
2009	249
2010	9
2011	9
2012 and thereafter	32

Total (RMB)	1,327

Total (US$)	170

(b) Capital commitments

As of December 31, 2005 and 2006, commitments outstanding for the purchase of property, plant and equipment and acquired intangible assets approximated RMB3,841 and RMB10,368 (US$1,328), respectively.

(c) Other commitments

The Company has entered into research and development arrangement with various service providers for clinical trials during the year ended December 31, 2005. As of December 31, 2005 and 2006, the outstanding sum for the services approximated RMB3,260 and RMB2,132 (US$273), respectively.

In 2004 the Company entered into a contact with a university to acquire an exclusive license within the PRC for production and sale of that device. Pursuant to this agreement the Company has agreed to invest RMB1,000 (US$128) in equipment for a production line to manufacture the medical device and RMB4,000 (US$513) for marketing and promotional activities related to the device.

15. Distribution of Profits

As stipulated by the relevant PRC laws and regulations applicable to the Company’s subsidiaries in the PRC, the Company is required to make appropriations from net income as determined in accordance with accounting principles and the relevant financial regulations applicable to PRC enterprise (“PRC GAAP”) to non-distributable reserves which include a statutory surplus reserve and a statutory welfare reserve. PRC subsidiaries are not required to

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

make appropriations to the statutory welfare reserve but appropriation to the statutory surplus reserve are required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the subsidiaries registered capital.

The statutory surplus reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the shareholders, convert the statutory surplus reserve into capital. The statutory welfare reserve is used for the collective welfare of the employees of subsidiaries. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. There were no appropriations to reserves by the Company other than the Company’s subsidiaries in the PRC during any of the periods presented. As a result of these laws, approximately RMB24,808 and RMB24,808 (US$3,179) as of December 31, 2005 and 2006, respectively, were not available for distribution. Subsequent to December 31, 2006, RMB10,193 (US$1,306) was appropriated from retained earnings to the statutory surplus reserve.

16. Segment Reporting

The Company operates and manages its business as a single segment that includes primarily the development, manufacture and sale of modernized traditional Chinese medicine. The Company’s chief operating decision maker has been identified as Mr. Wang, the Chairman and Chief Executive Officer, who reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company.

The revenues attributable to our product groups are as follows:

	Year ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Xianling Gubao capsules and tablets	161,341	230,445	374,616	48,002
Zaoren Anshen capsules	2,279	4,137	11,998	1,538
Moisturizing and Anti-Itching capsules	2,327	5,386	10,211	1,308
Dianbaizhu Syrup	—	1,632	5,695	730
Calcium Supplements	—	39,295	37,421	4,795
Our other medicines	31,288	40,884	26,415	3,385
Third party medicines	37,489	24,368	18,636	2,388

	234,724	346,147	484,992	62,146

Sales of Xianling Gubao capsules and tablets, the Company’s primary product, accounted for 68.7%, 66.6% and 77.2% of the Company’s net revenues in 2004, 2005 and 2006, respectively. Any significant reduction in sales volume or the margins earned from sales of this product could have a substantial negative impact on the Company’s results of operations.

Geographic disclosures

The Company operates in the PRC. Other than cash and cash equivalents of approximately RMB131,473 (US$16,847) maintained in Hong Kong as of December 31, 2006, all the identifiable assets of the Company are located in the PRC during the periods presented.

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

Major customers

Details of customers accounting for 10% or more of total net sales of the Company are as follows:

	Year ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$

Company A	54,902	91,175	108,918	13,957
Company B	—	—	68,098	8,726

	54,902	91,175	177,016	22,683

17. Restricted net assets

Relevant PRC statutory laws and regulations permit payments of dividends by the PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside prior to payment of dividends as general reserve fund. As a result of these PRC laws and regulations, the PRC subsidiaries and PRC affiliates are restricted in their ability to transfer a portion of their net assets to either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB71,318 and RMB102,692 (US$13,159) as of December 31, 2005 and 2006, respectively.

Through and including                     , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

9,865,000 American Depositary Shares

Tongjitang Chinese Medicines Company

Representing 39,460,000 Ordinary Shares

PROSPECTUS

Merrill Lynch & Co.

UBS Investment Bank

CIBC World Markets

                    , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated articles of association, which will become effective upon the closing of this offering, will provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own dishonesty, fraud or default.

Under the form of indemnification agreements filed as Exhibit 10.1 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.    RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances were exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or under Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration	Underwriting Discount and Commission
Samtung Investment Limited	January 21, 2006	5,422*	RMB100.0 million (US$12.8 million)	N/A
ML Global Private Equity Fund, L.P.	November 8, 2006	7,446,756	US$11.6 million	N/A
Merrill Lynch Ventures L.P. 2001	November 8, 2006	2,482,252	US$3.9 million	N/A

*	These shares were originally issued by Unisources Enterprises Limited and were entirely exchanged for 10,844,000 ordinary shares of us as a result of a corporate reorganization that occurred on June 19, 2006.

ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)    Exhibits

Exhibit Number	Description of Document

1.1	Form of Underwriting Agreement

3.1	Amended and Restated Memorandum and Articles of Association of the Registrant, as adopted by special resolution passed on June 15, 2006

Exhibit Number	Description of Document

4.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 4.3)

4.2	Registrant’s Specimen Certificate for Ordinary Shares

4.3	Form of Deposit Agreement among the Registrant, the Depositary and Owners and Beneficial Owners of the American Depositary Shares

4.4	Shareholders’ Agreement dated November 8, 2006 among the Registrant and Shareholders

4.5	Registration Rights Agreement dated November 8, 2006 among the Registrant and certain Shareholders

5.1	Opinion of Maples and Calder regarding the Validity of the Ordinary Shares being Registered

8.1	Form of Opinion of Latham & Watkins LLP regarding certain U.S. Tax Matters

10.1	Form of Indemnification Agreement with the Registrant’s Directors

10.2	Form of Employment Agreement

10.3	2006 Share Incentive Plan

10.4	Subscription Agreement dated December 21, 2005 among Samtung Investment Limited, Unisources Enterprises Limited, Xiaochun Wang and Shaolan Wang

10.5	Sale and Purchase Agreement dated June 15, 2006 among the Registrant, Unisources Enterprises Limited and shareholders of Unisources Enterprises Limited

10.6	Share Purchase Agreement dated November 8, 2006 among the Registrant, ML Global Private Equity Fund, L.P. and Merrill Lynch Ventures L.P. 2001

10.7	English Translation of Patent License Agreement dated January 12, 2005 between Xiaochun Wang and Tongjitang Pharmaceutical

10.8	English Translation of Equity Transfer Agreement dated February 20, 2005 between Tongjitang Pharmaceutical and Xiaochun Wang regarding 66.67% Equity Interest in Tongjitang Sliced Herbs

10.9	English Translation of Equity Transfer Agreement dated January 18, 2006 between Tongjitang Distribution and Xiaochun Wang regarding 33.33% Equity Interest in Tongjitang Sliced Herbs

10.10	English Translation of Equity Transfer Contract dated February 20, 2005 between Tongjitang Pharmaceutical and Xiaochun Wang regarding 60% Equity Interest in Guizhou Tongjitang Culture and Communication Co., Ltd.

10.11	English Translation of the Regional Distribution Contract dated September 1, 2006 between Tongjitang Pharmaceutical and Beijing Shirentang Pharmaceutical Distribution Co., Ltd.

10.12	English Translation of the Regional Distribution Agreement dated January 1, 2007 between Tongjitang Pharmaceutical and Shanghai Leiyunshang Pharmaceutical Co., Ltd.

10.13	English Translation of Real Property Lease Agreement dated July 11, 2006 for the Registrant’s Principal Executive Offices in Shenzhen, Guangdong Province

21.1	Subsidiaries of the Registrant

23.1	Consent of Deloitte Touche Tohmatsu, Independent Registered Public Accounting Firm

23.2	Consent of Maples and Calder (included in Exhibit 5.1)

Exhibit Number	Description of Document

23.3	Consent of Latham & Watkins LLP

23.4	Consent of Global Law Office

23.5	Consent of China Southern Medicine Economy Research Institute

23.6	Consent of David White

23.7	Consent of Dr. Harry Genant

24.1	Powers of Attorney (included in signature pages in Part II of this registration statement)

99.1	Code of Business Conduct and Ethics of the Registrant

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our consolidated financial statements or the notes thereto.

ITEM 9.    UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Guiyang, People’s Republic of China, on March 12, 2007.

Tongjitang Chinese Medicines Company

By:	/s/ Xiaochun Wang
Name:	Xiaochun Wang
Title:	Chairman of the Board, Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the date indicated below.

Signature	Title	Date

/s/ Xiaochun Wang Name: Xiaochun Wang	Chairman of the Board/ Chief Executive Officer (principal executive officer)	March 12, 2007

/s/ * Name: Shaolan Wang	Director/ Chief Financial Officer (principal financial officer)	March 12, 2007

/s/ Justin Yan Chen Name: Justin Yan Chen	Director/ Chief Operating Officer	March 12, 2007

/s/ * Name: Yongcun Chen	Director	March 12, 2007

/s/ * Name: Eric Chan	Financial Controller (principal accounting officer)	March 12, 2007

/s/ * Name: Donald J. Puglisi Title: Managing Director, Puglisi & Associates	Authorized U.S. Representative	March 12, 2007

*By:	/s/ Justin Yan Chen
Justin Yan Chen, Attoney-in-fact

TONGJITANG CHINESE MEDICINES COMPANY

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Form of Underwriting Agreement

3.1	Amended and Restated Memorandum and Articles of Association of the Registrant, as adopted by special resolution passed on June 15, 2006

4.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 4.3)

4.2	Registrant’s Specimen Certificate for Ordinary Shares

4.3	Form of Deposit Agreement among the Registrant, the Depositary and Owners and Beneficial Owners of the American Depositary Shares

4.4	Shareholders’ Agreement dated November 8, 2006 among the Registrant and Shareholders

4.5	Registration Rights Agreement dated November 8, 2006 among the Registrant and certain Shareholders

5.1	Opinion of Maples and Calder regarding the Validity of the Ordinary Shares being Registered

8.1	Form of Opinion of Latham & Watkins LLP regarding certain U.S. Tax Matters

10.1	Form of Indemnification Agreement with the Registrant’s Directors

10.2	Form of Employment Agreement

10.3	2006 Share Incentive Plan

10.4	Subscription Agreement dated December 21, 2005 among Samtung Investment Limited, Unisources Enterprises Limited, Xiaochun Wang and Shaolan Wang

10.5	Sale and Purchase Agreement dated June 15, 2006 among the Registrant, Unisources Enterprises Limited and shareholders of Unisources Enterprises Limited

10.6	Share Purchase Agreement dated November 8, 2006 among the Registrant, ML Global Private Equity Fund, L.P. and Merrill Lynch Ventures L.P. 2001

10.7	English Translation of Patent License Agreement dated January 12, 2005 between Xiaochun Wang and Tongjitang Pharmaceutical

10.8	English Translation of Equity Transfer Agreement dated February 20, 2005 between Tongjitang Pharmaceutical and Xiaochun Wang regarding 66.67% Equity Interest in Tongjitang Sliced Herbs

10.9	English Translation of Equity Transfer Agreement dated January 18, 2006 between Tongjitang Distribution and Xiaochun Wang regarding 33.33% Equity Interest in Tongjitang Sliced Herbs

10.10	English Translation of Equity Transfer Contract dated February 20, 2005 between Tongjitang Pharmaceutical and Xiaochun Wang regarding 60% Equity Interest in Guizhou Tongjitang Culture and Communication Co., Ltd.

10.11	English Translation of the Regional Distribution Contract dated September 1, 2006 between Tongjitang Pharmaceutical and Beijing Shirentang Pharmaceutical Distribution Co., Ltd.

10.12	English Translation of the Regional Distribution Agreement dated January 1, 2007 between Tongjitang Pharmaceutical and Shanghai Leiyunshang Pharmaceutical Co., Ltd.

10.13	English Translation of Real Property Lease Agreement dated July 11, 2006 for the Registrant’s Principal Executive Offices in Shenzhen, Guangdong Province

Exhibit Number	Description of Document

21.1	Subsidiaries of the Registrant

23.1	Consent of Deloitte Touche Tohmatsu, Independent Registered Public Accounting Firm

23.2	Consent of Maples and Calder (included in Exhibit 5.1)

23.3	Consent of Latham & Watkins LLP

23.4	Consent of Global Law Office

23.5	Consent of China Southern Medicine Economy Research Institute

23.6	Consent of David White

23.7	Consent of Dr. Harry Genant

24.1	Powers of Attorney (included in signature pages in Part II of this registration statement)

99.1	Code of Business Conduct and Ethics of the Registrant